

Future Standard®

Annual report
2025

FS Credit Real Estate Income Trust

[This page is intentionally left blank]

[This page is intentionally left blank]

Stockholder Letter

Dear Fellow Shareholders:

2025 marked a meaningful improvement in the commercial real estate (CRE) market. After several years of rapid repricing and constrained transaction activity, liquidity began to return and confidence improved gradually over the course of the year. While the market has not fully stabilized and valuations have not broadly reaccelerated, conditions today are materially better than they were even twelve months ago.

We believe the next phase of the cycle will be driven primarily by income generation and disciplined capital structures rather than valuation expansion. In this environment, senior lenders with conservative underwriting and strong structural protections are positioned to generate attractive risk-adjusted returns. Against this backdrop, FS Credit REIT (the REIT, the Fund) delivered solid results in 2025.

2025 Highlights

Class I shares returned 6.83% for the year ended December 31, 2025. Since inception, the Fund has generated a 6.65% annualized return, supported by consistent income and a generally stable net asset value (NAV). Over the same period, the Bloomberg U.S. Aggregate Bond Index returned 1.78%, reflecting the volatility traditional fixed income experienced during the rate cycle.

As of year-end, the annualized distribution rate for Class I shares was 7.72%, or 8.63% on a tax-equivalent basis after accounting for the 20% REIT dividend deduction. Income continues to be the primary driver of total return, and our focus remains on maintaining that durability.

As short-term rates declined during 2025, the Fund's excess income over risk-free alternatives widened meaningfully. Excess income relative to three-month U.S. Treasury bills expanded by approximately 170 basis points since the second quarter of 2024, reaching roughly 400 basis points at year-end.

We originated 34 loans totaling approximately $2.4 billion during the year, representing an 85% increase over 2024. Activity strengthened in the second half of the year, with approximately $1.5 billion, or 63% of annual originations, completed in the fourth quarter. These investments were diversified across property types and geographic regions and structured with conservative leverage and meaningful equity cushion. The average loan-to-value ratio at origination was 59.9%, reflecting our continued emphasis on downside protection.

During the year, we refinanced select facilities to reduce funding costs, extend maturities, and enhance liquidity. As of December 31, 2025, approximately 94% of borrowings were matched-term, and 78% were matched-term non-mark-to-market, positioning the balance sheet for stability as origination activity continues to expand.

2026 Outlook

We expect 2026 to reflect continued improvement in transaction activity and property fundamentals, though the recovery is likely to remain uneven across sectors.

The U.S. economy demonstrated resilience throughout 2025 despite periods of uncertainty. At the same time, new construction slowed materially across most sectors, helping restore supply-demand balance. Importantly, approximately $1.7 trillion of commercial real estate loans are scheduled to mature over the next two years, creating sustained refinancing demand regardless of transaction volumes.

Absolute yields remain compelling relative to long-term averages, and the opportunity set continues to broaden as the market normalizes. In our view, senior secured credit remains one of the most efficient ways to generate durable income while maintaining meaningful downside protection at this stage of the cycle.

Portfolio Positioning

The Fund returned 6.83% in 2025, as distributions more than offset an approximately $0.25 per share decline in NAV. Approximately 93% of the NAV change was attributable to refinancing-related costs and mark-to-market adjustments within the commercial mortgage-backed securities (CMBS) and real estate equity holdings.

While refinancing activity modestly impacted near-term NAV, it strengthened the balance sheet by reducing borrowing costs and extending maturities, thereby enhancing long-term earnings capacity.

As of year-end, the portfolio consisted of 134 private senior loans and six mezzanine loans, representing approximately 87% of total assets. Total assets under management were approximately $9.4 billion.[1] The portfolio remained weighted toward multifamily (54%) and hospitality (13%), reflecting our constructive long-term view on those sectors.

Assets on non-accrual represented 2.65% of the portfolio as of December 31, 2025.[2] We continue to actively manage these exposures with a disciplined approach focused on preserving capital and maximizing long-term shareholder value.

---

(1) Excludes variable interest entities.
(2) Represents non-accrual debt investments as a percentage of FS Credit Real Estate Income Trust, Inc.'s total debt portfolio.

Summary

We believe the CRE market is entering a new phase in 2026, one characterized by rising activity, stabilizing fundamentals, and returns driven primarily by income rather than valuation expansion. In this environment, the portfolio is positioned to deliver attractive, income-oriented returns while preserving capital.

With scale, underwriting rigor, and a fortified balance sheet, FS Credit REIT is positioned to deliver durable income and attractive risk-adjusted returns as the market continues to normalize.

We appreciate your continued trust and partnership and remain committed to disciplined execution on your behalf.

Sincerely,

Rob Lawrence
Global Head of Real Estate

Class I shares are not subject to stockholder servicing fees. See the prospectus for additional information.

Performance quoted is past performance and cannot guarantee future results. Current performance may be higher or lower. Certain performance figures above do not include applicable sales charges, which would have reduced the performance. Returns less than one year are cumulative; all others are annualized. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. For performance data current to the most recent month-end, please call 877-628-8575 or visit our website at www.fscreit.com.

Securities are offered through FS Investment Solutions, LLC (member FINRA/SIPC), the dealer manager for FS Credit REIT's offering. FS Investment Solutions, LLC is an affiliated broker-dealer that serves as the wholesaling distributor of non-traded funds sponsored by Future Standard . An investment in FS Credit REIT involves a high degree of risk and may be considered speculative. Investors are advised to consider the investment objectives, risks, and charges, and expenses of FS Credit REIT carefully before investing. FS Credit REIT's prospectus contains this and other information. Investors may obtain a copy of FS Credit REIT's prospectus free of charge at www.fscreit.com or by contacting Future Standard at 3025 JFK Boulevard, OFC 500, Philadelphia, PA 19104 or by phone at 877-628-8575. Investors should read and carefully consider all information found in FS Credit REIT's prospectus and other reports filed with the U.S. Securities and Exchange Commission before investing.

This sales and advertising literature does not constitute an offer to sell or a solicitation of an offer to buy or sell securities. An offering is made only by the prospectus. This material must be read in conjunction with the FS Credit Real Estate Income Trust, Inc. (FS Credit REIT) prospectus in order to fully understand all of the implications and risks of the offering of securities to which the prospectus relates. A copy of the prospectus must be made available to you in connection with any offering. No offering is made except by a prospectus filed with the Department of Law of the State of New York. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of FS Credit REIT's securities or determined if its prospectus is truthful or complete. Neither the Attorney General of the State of New York nor the Securities Division of the Office of the Maryland Attorney General has passed on or endorsed the merits of this offering. Any representation to the contrary is a criminal offense.

An investment in FS Credit REIT involves a high degree of risk. You should purchase these securities only if you can afford the complete loss of your investment. The risks include the following:

- Since there is no public trading market for shares of FS Credit REIT's common stock, repurchase of shares by FS Credit REIT will likely be the only way to dispose of your shares. FS Credit REIT's share repurchase plan will provide stockholders with the opportunity to request that FS Credit REIT repurchase their shares on a monthly basis, subject to certain limitations. Further, FS Credit REIT's board of directors may modify or suspend our share repurchase plan if it deems such action to be in our best interest and the best interest of stockholders. Finally, FS Credit REIT is not obligated by its charter or otherwise to effect a liquidity event at any time. As a result, shares should be considered as having only limited liquidity and at times may be illiquid.
- The purchase and repurchase price for shares of FS Credit REIT's common stock will be based on NAV and will not be based on any public trading market. Because the valuation of FS Credit REIT's investments is inherently subjective, the NAV of FS Credit REIT's common stock may not accurately reflect the actual price at which assets could be liquidated on any given day.

- Valuations and appraisals of real estate-related debt and investments are estimates of fair value and may not necessarily correspond to realizable value, which could adversely affect the value of an investment.

- FS Credit REIT's business and operations are currently dependent on the commercial real estate industry. Adverse conditions in the commercial real estate industry can have a significant negative effect on FS Credit REIT's business and financial condition.

- FS Credit REIT cannot guarantee that it will make distributions, and if it does, such distributions may be funded from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and there are no limits on the amounts that may be paid from such sources.

- FS Credit REIT has no employees and is dependent on its adviser and sub-adviser to conduct operations. FS Credit REIT's adviser and sub-adviser will face conflicts of interest as a result of, among other things, the obligation to allocate investment opportunities among FS Credit REIT and other investment vehicles, the allocation of time of their investment professionals and the substantial fees and expenses that FS Credit REIT will pay to its adviser and its affiliates.

- There are limits on the ownership and transferability of FS Credit REIT's shares.

- FS Credit REIT's failure to qualify or remain qualified to be taxed as a REIT would adversely affect the NAV of its shares and the amount of cash available for distribution to stockholders.

[This page is intentionally left blank]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____

FORM 10-K

_____

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM＿＿＿＿TO＿＿＿＿

COMMISSION FILE NUMBER: 000-56163

_____

FS Credit Real Estate Income Trust, Inc.

(Exact name of registrant as specified in its charter)

_____

Maryland	**81-4446064**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
3025 JFK Boulevard, OFC 500	
Philadelphia, Pennsylvania	**19104**
(Address of principal executive offices)	**(Zip Code)**

(215) 495-1150

(Registrant's telephone number, including area code)

_____

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value per share
(Title of class)

_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer	☐
Non-accelerated filer ☒	Smaller reporting company	☐
	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes ☐   No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to U.S.C. 240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

No established market exists for the registrant's shares of common stock.

As of March 6, 2026, there were 586,014 outstanding shares of Class F common stock, 843,658 outstanding shares of Class Y common stock, 697,869 outstanding shares of Class T common stock, 67,703,722 outstanding shares of Class S common stock, 371,686 outstanding shares of Class D common stock, 3,791,819 outstanding shares of Class M common stock and 50,286,904 outstanding shares of Class I common stock.

Auditor Name: Ernst & Young LLP	Auditor Location: Philadelphia, PA	Auditor Firm ID: 42

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates information by reference from the registrant's definitive proxy statement with respect to its 2026 annual meeting of stockholders to be filed with the Securities and Exchange Commission within 120 days after the close of the registrant's fiscal year.

FS CREDIT REAL ESTATE INCOME TRUST, INC.

**FORM 10-K FOR THE FISCAL YEAR
ENDED DECEMBER 31, 2025**

TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), regarding, among other things, our business, including, in particular, statements about our plans, strategies and objectives. You can generally identify forward-looking statements by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue" or other similar words. These statements include our plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds, and are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate and our actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved. We undertake no duty to update or revise forward-looking statements, except as required by law.

Summary of Risk Factors

The following is a summary of the principal risk factors associated with an investment in us. The following should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth more fully in "Part I. Item 1A. Risk Factors."

- A stockholder will not have the opportunity to evaluate our future investments before we make them.

- Since there is no public trading market for shares of our common stock, repurchase of shares by us is likely the only way for a stockholder to dispose of shares. Our share repurchase plan provides stockholders with the opportunity to request that we repurchase their shares on a monthly basis. Our board of directors may modify or suspend our share repurchase plan if it deems such action to be in our best interest and the best interest of our stockholders. Our board of directors may also determine to terminate our share repurchase plan if required by applicable law or in connection with a transaction in which our stockholders receive liquidity for their shares of our common stock, such as a sale or merger of our company or listing of our shares on a national securities exchange. Finally, we are not obligated by our charter or otherwise to effect a liquidity event at any time. As a result, our shares should be considered as having only limited liquidity and at times may be illiquid.

- The purchase and repurchase price for shares of our common stock is generally based on our prior month's NAV (subject to material changes as described herein) and is not based on any public trading market. Because the valuation of our investments is inherently subjective, our NAV may not accurately reflect the actual price at which our assets could be liquidated on any given day.

- We cannot guarantee that we will continue to make distributions, and if we do, we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, offering proceeds or repayments of our real estate debt investments, and we have no limits on the amounts we may pay from such sources.

- We have no employees and are dependent on the adviser and the sub-adviser to conduct our operations. The adviser and the sub-adviser face conflicts of interest as a result of, among other things, the obligation to allocate investment opportunities among us and other investment vehicles, the allocation of time of their investment professionals and the substantial fees and expenses that we pay to the adviser and its affiliates.

- There are limits on the ownership and transferability of our shares.

- If we fail to qualify as a REIT and no relief provisions apply, our NAV and the amount of cash available for distribution to our stockholders could materially decrease.


PART I


Many of the amounts and percentages presented in Part I have been rounded for convenience of presentation and all dollar amounts, excluding share and per share amounts, are presented in thousands unless otherwise noted.

Item 1.   Business.

Summary

FS Credit Real Estate Income Trust, Inc., or the Company, which may also be referred to as "we," "us" or "our," was incorporated under the general corporation laws of the State of Maryland on November 7, 2016 and formally commenced investment operations on September 13, 2017. We are managed by FS Real Estate Advisor, LLC ("FS Real Estate Advisor" or the "adviser"), a subsidiary of our sponsor, Franklin Square Holdings, L.P., which does business as Future Standard ("Future Standard" or the "sponsor"), a national sponsor of alternative investment funds designed for the individual investor. FS Real Estate Advisor has engaged Rialto Capital Management, LLC ("Rialto" or the "sub-adviser"), to act as its sub-adviser. We are currently conducting a public offering of up to $2,750,000 of our Class T, Class S, Class D, Class M and Class I shares of common stock pursuant to a registration statement on Form S-11 filed with the Securities and Exchange Commission (the "SEC") consisting of up to $2,500,000 in shares in our primary offering and up to $250,000 in shares pursuant to our distribution reinvestment plan. We are also conducting a private offering of our Class I common stock to certain accredited investors.

We have elected to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2017. We intend to be an investment vehicle of indefinite duration focused on real estate debt investments and other real estate-related assets. Our shares of common stock are generally intended to be sold and repurchased by us on a continuous basis. We intend to conduct our operations so that we are not required to register under the Investment Company Act of 1940, as amended, (the "1940 Act").

Our primary investment objectives are to: provide current income in the form of regular, stable cash distributions to achieve an attractive distribution yield; preserve and protect invested capital; realize appreciation in net asset value ("NAV") from proactive investment management and asset management; and provide an investment alternative for stockholders seeking to allocate a portion of their long-term investment portfolios to commercial real estate debt.

Our investment strategy is to originate, acquire and manage a portfolio of senior loans secured by commercial real estate primarily in the United States. We are focused on senior floating-rate mortgage loans, but we may also invest in other real estate-related assets, including: (i) other commercial real estate mortgage loans, including fixed-rate loans, subordinated loans, B-Notes, mezzanine loans and participations in commercial mortgage loans; and (ii) commercial real estate securities, including commercial mortgage-backed securities ("CMBS"), unsecured debt of listed and non-listed REITs, collateralized debt obligations and equity or equity-linked securities. To a lesser extent, we may invest in warehouse loans secured by commercial or residential mortgages, credit loans to commercial real estate companies, residential mortgage-backed securities ("RMBS") and portfolios of single-family home mortgages.

About FS Real Estate Advisor

FS Real Estate Advisor is a subsidiary of Future Standard. Future Standard was founded in 2007 and has established itself as a leader in the world of alternative investments. FS Real Estate Advisor is led by substantially the same personnel that form the investment and operations teams of the registered investment advisers that manage Future Standard's other affiliated registered investment companies and business development companies.

Our president and chief executive officer, Michael C. Forman, has led FS Real Estate Advisor since its inception. In 2007, he co-founded Future Standard with the goal of delivering alternative investment funds, advised by what Future Standard believes to be best-in-class institutional asset managers, to individual investors nationwide. In addition to leading FS Real Estate Advisor, Mr. Forman currently serves as chairman and/or chief executive officer of all the Future Standard's funds and their affiliated investment advisers.

FS Real Estate Advisor's senior management team has significant experience in private debt, private equity and real estate investing, and has developed an expertise in using all levels of the corporate capital structure to produce income-generating investments, while focusing on risk management. The team also has extensive knowledge of the managerial, operational and regulatory requirements of publicly registered alternative asset entities. We believe that the active and ongoing participation by Future Standard and its affiliates in the credit markets, and the depth of experience and disciplined investment approach of FS Real Estate Advisor's management team, allows FS Real Estate Advisor to successfully execute our investment strategy.

Subject to our board of directors' oversight, we rely on FS Real Estate Advisor to manage our day-to-day activities and to implement our investment strategy. FS Real Estate Advisor performs its duties and responsibilities under an advisory agreement with us as a fiduciary of ours and our stockholders. The term of the advisory agreement is for one year, subject to renewals by our board of directors for an unlimited number of successive one- year periods.

Our board of directors has approved broad investment guidelines that delegate to FS Real Estate Advisor the authority to execute originations, acquisitions and dispositions of assets on our behalf, in each case so long as such investments are consistent with the investment guidelines and our charter. These investment decisions are made by FS Real Estate Advisor and require the unanimous approval of its investment committee. The members of FS Real Estate Advisor's investment committee are Michael Kelly, Robert Lawrence, and Jane Kitain. Pursuant to a sub-advisory agreement between FS Real Estate Advisor and Rialto, Rialto acts as the sub-adviser, and makes investment recommendations for our benefit to FS Real Estate Advisor. Our board of directors, including a majority of our independent directors, oversees and monitors the performance of FS Real Estate Advisor.

Investment Strategy and Portfolio

Our investment strategy is to originate, acquire and manage a portfolio of senior loans secured by commercial real estate primarily in the United States. We are focused on senior floating-rate mortgage loans, including those that are secured by a first priority mortgages on transitional commercial real estate properties. Transitional mortgage loans typically finance the acquisition of commercial properties that require renovation or repositioning before more permanent financing can be obtained. These loans typically have terms of three years or less, with extension options of one to two years tied to achievement of certain milestones by the borrower, and bear interest at floating rates. Transitional mortgage loans often yield more than loans with similar loan-to-value characteristics that are secured by more stabilized real estate properties as well as commercial real estate assets traded in the securitized markets.

In addition to senior, floating-rate mortgage loans, we may also invest in other real estate-related assets, including: (i) other commercial real estate mortgage loans, including fixed-rate loans, subordinated loans, B-Notes, mezzanine loans and participations in commercial mortgage loans; and (ii) commercial real estate securities, including CMBSs, unsecured debt of listed and non-listed REITs, collateralized debt obligations and equity or equity-linked securities. To a lesser extent we may invest in warehouse loans secured by commercial or residential mortgages, credit loans to commercial real estate companies and portfolios of single-family home mortgages.

Our focus on debt investments emphasizes the payment of current returns to stockholders and the preservation of invested capital, as well as capital appreciation. We directly structure, underwrite and originate certain of our debt investments in connection with acquisitions, refinancings, and recapitalizations, as this provides us with the best opportunity to control our borrower and partner relationships and optimize the terms of our investments.

Because most real estate markets are cyclical in nature, we believe that a broadly diversified investment strategy allows us to more effectively deploy capital into assets where the underlying investment fundamentals are relatively strong and away from those sectors where such fundamentals are relatively weak. We seek to create and maintain a portfolio of investments that generates a low volatility income stream of attractive and consistent cash distributions by investing across geographic regions in the United States and across property types, including office, lodging, residential, retail, industrial and health care sectors.

We seek to capitalize on Rialto's experience, national footprint and origination platform to deploy significant amounts of capital in investments with attractive risk-return profiles. Rialto's commercial real estate platform, had, together with the Rialto Entities, approximately 309 professionals operating from 11 offices across the United States and Europe as of December 31, 2025, and as of September 30, 2025, had approximately $20.9 billion in regulatory assets under management. Rialto is able to use its integrated platform and deep underwriting team to provide in-house evaluations of a wide variety of loans and markets. We believe Rialto's ability to pivot throughout real estate cycles, taking advantage of opportunities with the potential to generate attractive risk-adjusted returns across the capital structure, is a potential competitive advantage for us in executing upon our investment strategy.

We target investments that are secured by institutional quality real estate and that offer attractive risk-adjusted returns based on the underwriting criteria established and employed by our adviser. We focus on in-place and future cash flows, debt yields, debt service coverage ratios, loan-to-values ("LTV"), property quality and market and sub-market dynamics. All investment decisions are made with a view to maintaining our qualification as a REIT, and our exemption from registration under the 1940 Act.

As market conditions evolve over time, we expect to adjust our investment strategy to adapt to such changes as appropriate. We believe there are significant opportunities among our target assets that currently present attractive risk-return profiles. However, to capitalize on the investment opportunities that may be present at various other points of an economic cycle, we may expand or change our investment strategy and target assets. We believe that the diversification of the portfolio of assets that we acquire, our ability to aggressively manage our target assets and the flexibility of our strategy positions us to generate attractive long-term returns for our stockholders in a variety of market conditions. Our ability to execute our investment strategy is enhanced through our access to our sponsor's and our adviser's direct origination capabilities, as opposed to a strategy that relies solely on buying assets in the open market from third-party originators.

The following table details overall statistics for our loans receivable portfolio as of December 31, 2025 and 2024:

	December 31,			
	2025		**2024**	
Number of loans		140		145
Principal balance	$	7,845,350	$	7,507,083
Net book value	$	7,764,337	$	7,402,810
Unfunded loan commitments[1]	$	332,562	$	254,768
Weighted-average cash coupon[2]		+3.31%		+3.50%
Weighted-average all-in yield[2][3]		+3.41%		+3.68%
Weighted-average maximum maturity (years)[4]		2.5		2.4

(1)   We may be required to provide funding when requested by the borrowers in accordance with the terms of the underlying agreements.

(2)   Our floating rate loans are expressed as a spread over the relevant benchmark rates, which include Secured Overnight Financing Rate ("SOFR"). In addition to cash coupon, all-in yield includes accretion of discount (amortization of premium) and accrual of exit fees. For loans placed on non-accrual, the interest rate used in calculating weighted-average cash coupon and weighted-average all-in yield is 0%.

(3)   As of December 31, 2025 and 2024, the one-month SOFR rate was 3.69% and 4.50%, respectively.

(4)   Maximum maturity assumes all extension options are exercised by the borrowers, however loans may be repaid prior to such date.

The following tables detail the property type and geographic location of the properties securing the loans in our portfolio as of December 31, 2025 and 2024:

Property Type	December 31, 2025		December 31, 2024	
	Net Book Value	Percentage	Net Book Value	Percentage
Multifamily	$ 4,250,284	54 %	$ 4,158,483	55 %
Hospitality	1,039,723	13 %	1,052,578	14 %
Office	801,387	10 %	522,686	7 %
Industrial	780,707	10 %	878,656	12 %
Mixed Use	527,356	7 %	190,180	3 %
Retail	334,980	4 %	574,321	8 %
Various	91,000	1 %	103,391	1 %
Self Storage	16,170	1 %	16,179	0 %
Total loans receivable	7,841,607	100 %	7,496,474	100 %
CECL reserve	(77,270)		(93,664)	
Loans receivable, net	$ 7,764,337		$ 7,402,810	

Geographic Location[1]	December 31, 2025		December 31, 2024	
	Net Book Value	Percentage	Net Book Value	Percentage
South	$ 3,576,258	46 %	$ 3,399,087	45 %
Northeast	1,797,634	23 %	1,576,005	21 %
West	1,443,603	18 %	1,509,283	20 %
Various	589,909	8 %	675,558	9 %
Midwest	434,203	5 %	336,541	5 %
Total loans receivable	7,841,607	100 %	7,496,474	100 %
CECL reserve	(77,270)		(93,664)	
Loans receivable, net	$ 7,764,337		$ 7,402,810	

(1)   As defined by the United States Department of Commerce, Bureau of the Census.

For additional information regarding our loan portfolio as of December 31, 2025, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Portfolio Overview".

Status of Our Offerings

On September 11, 2017, we commenced our initial public offering of up to $2.75 billion in shares of common stock. On March 2, 2021, we commenced our second public offering of up to $2.75 billion in shares of common stock. On November 2, 2022, we commenced our third public offering of up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250,000 in shares pursuant to our distribution reinvestment plan. We are offering in our primary offering any combination of five classes of our common stock, Class T shares, Class S shares, Class D shares, Class M shares or Class I shares, with a dollar value up to the maximum offering amount. In addition, we will sell Class F shares and Class Y shares pursuant to our distribution reinvestment plan.

As of December 31, 2025, we have issued 2,131,208 shares of Class T common stock, 100,107,662 shares of Class S common stock, 1,284,866 shares of Class D common stock, 7,980,815 shares of Class M common stock and 75,996,671 shares of Class I common stock in our public offerings and pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $4.67 billion.

On October 1, 2025, we filed a Registration Statement on Form S-11 (File No. 333-290670) for a fourth public offering of up to $2.5 billion in shares of common stock, consisting of up to $2.25 billion in shares of common stock in our primary offering and up to $250 million in shares of common stock pursuant to our distribution reinvestment plan. We continue to sell shares in our third public offering.

We previously conducted private offerings of shares of our Class F common stock and Class Y common stock to certain accredited investors. As of December 31, 2025, we have issued 2,725,908 of our Class F common stock and 1,036,671 shares of our Class Y common stock pursuant to our private offerings and pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $93.21 million.

In January 2022, we commenced a private offering of Class I shares to certain accredited investors. As of December 31, 2025, we had issued 1,490,572 Class I shares pursuant to our private offering, resulting in gross proceeds to us of approximately $36.2 million.

Financing Strategy

In addition to raising capital through our offerings, we use prudent levels of leverage to provide additional funds to support our investment activities. We may incur debt through bank credit facilities (including term loans and revolving facilities), repurchase agreements, warehouse facilities and structured financing arrangements, public and private debt issuances and derivative instruments, in addition to transaction or asset specific funding arrangements. We may also issue additional debt or equity securities to fund our growth. Our focus is on increasing our use of matched-term, non-market-to-market financing structures, including collateralized loan obligations and other non-repurchase facilities.

 Our leverage may not exceed 300% of our total net assets (as defined in our charter in accordance with the North American Securities Administrators Association's Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted on May 7, 2007 and amended on September 7, 2025, (the "NASAA REIT Guidelines") as of the date of any borrowing unless a majority of our independent directors vote to approve any borrowing in excess of this amount. Subject to this limitation, the amount of leverage we may employ for particular assets will depend upon our adviser's assessment of the credit, liquidity, price volatility and other risks of those assets and the financing counterparties, and availability of particular types of financing at that time. Our decision to use leverage to finance our assets will be at the discretion of our adviser and will not be subject to the approval of our stockholders. We will endeavor to match the terms and indices of our assets and liabilities, including in certain instances through the use of derivatives. We will also seek to minimize the risks associated with recourse borrowing. In addition, we may rely on short-term financing such as repurchase transactions under master repurchase agreements.

Below is a summary of our outstanding financing arrangements as of December 31, 2025:

					As of December 31, 2025		
Arrangement	**Weighted Average Interest Rate[1]**	**Amount Outstanding[2]**		**Amount Available**	**Maturity Date**	**Carrying Amount of Collateral**	**Fair Value of Collateral**
Collateralized Loan Obligations							
2021-FL2 Notes	+1.88%[3]	$	363,244	$ —	May 5, 2038	$ 483,729	$ 486,756
2021-FL3 Notes	+1.81%[3]		524,403	—	November 4, 2036	732,398	727,133
2024-FL9 Notes	+1.96%[3]		746,894	—	October 21, 2039	804,383	804,328
2025-FL10 Notes	+1.59%[3]		890,237	—	August 19, 2042	965,475	965,065
			2,524,778	—		2,985,985	2,983,282
Repurchase Agreements							
WF-1 Facility	+1.63%[4]		122,554	377,446	November 26, 2026	153,974	153,290
GS-1 Facility	+1.90%[5]		344,597	255,403	April 25, 2028	436,343	440,812
BB-1 Facility	+1.62%[4]		52,475	647,525	February 21, 2028	67,260	66,930
MS-1 Facility	+1.55%[4]		282,306	67,694	December 9, 2030	352,787	352,882
RBC Facility	+0.91%[6]		83,123	—	N/A	120,404	120,463
NTX-1 Facility	+1.30%[4]		46,480	153,520	December 29, 2029	58,075	58,100
BMO-1 Facility	+1.57%[3]		55,612	—	April 16, 2027	69,488	69,515
Lucid Facility	+0.83%		93,261	—	N/A	121,898	123,145
WF-2 Facility	+2.50%[4]		106,603	106,825	October 21, 2026	149,481	148,570
Finance Blue Facility	+1.60%[4]		32,413	22,918	February 17, 2028	42,516	42,932
CB-1 Facility	+1.93%[4]		661,355	97,026	September 9, 2028	900,789	891,874
JP-1 Facility	+1.95%[4]		572,217	40,095	October 15, 2030	719,474	716,410
CO-1 Facility	+1.34%[4]		218,720	131,280	November 19, 2026	273,326	273,400
Citi Facility			—	—	N/A	—	—
			2,671,716	1,899,732		3,465,815	3,458,323
Revolving Credit Facilities							
MM-1 Facility	+2.05%[7]		968,776	531,224	September 17, 2034	1,254,839	1,252,040
Barclays Facility	+2.35%[8]		95,000	305,000	April 24, 2027	—	—
			1,063,776	836,224		1,254,839	1,252,040
Mortgage Loan	+2.15%[7]		124,700	2,000	July 9, 2026	149,083	185,000
Total		$	6,384,970	$ 2,737,956		$ 7,855,722	$ 7,878,645

_____

(1) The rates are expressed over the relevant floating benchmark rates, which include Term SOFR and SOFR Average (compounded average of SOFR over a rolling 30-day period).

(2) The amount outstanding under the facilities approximates their fair value.

(3) Term SOFR or SOFR Average (compounded average of SOFR over a rolling 30-day period), subject to a 0.00% floor.

(4) Benchmark rate is subject to a 0.00% floor. SOFR benchmark rate is selected with respect to a transaction as set forth in the related transaction confirmation for the underlying transaction.

(5) Term SOFR is subject to a 0.00% floor. GS-1 and Goldman Sachs may mutually agree on rates outside this range or a different floor on an asset by asset basis.

(6) Borrowings under the RBC Facility consists of one or more floating and fixed rate transactions. Fixed rate transactions are reflected as a spread over the relevant floating benchmark rate.

(7) Term SOFR is subject to a 0.00% floor.

(8) Borrowings under the Barclays Facility bear interest, at the Company's election, at either a base rate plus a spread of 1.25% per annum or one-, three- or six-month Term SOFR plus a spread of 2.25% per annum and a credit spread adjustment of 0.10% per annum.

Taxation of the Company

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), for U.S. federal income tax purposes, commencing with our taxable year ended December 31, 2017. We generally must distribute annually at least 90% of our net taxable income, subject to certain adjustments and excluding any net capital gain, in order to qualify to be taxed as a REIT, in which case U.S. federal income tax would not apply to our earnings that we distribute. To the extent that we satisfy this distribution requirement but distribute less than 100% of our net taxable income, we will be subject to U.S. federal income tax on our undistributed taxable income, including undistributed net capital gain. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal income tax laws.

Our qualification as a REIT also depends on our ability to meet various other requirements imposed by the Code, which relate to organizational structure, diversity of stock ownership, and certain restrictions with regard to the nature of our assets and the sources of our income. Even if we qualify as a REIT, we may be subject to certain U.S. federal income and excise taxes and state and local taxes on our income and assets. If we fail to maintain our qualification as a REIT for any taxable year, we may be subject to material penalties as well as federal, state, and local income tax on our taxable income at regular corporate rates and we would not be able to qualify as a REIT for the subsequent four full taxable years.

Furthermore, we have one or more taxable REIT subsidiaries, or TRSs, which pay federal, state, and local income tax on their net taxable income. See "Item 1A. Risk Factors—Risks Related to Taxation" for additional tax status information.

Taxation of REIT Dividends

Under the legislation commonly referred to as the Tax Cuts and Jobs Act, "qualified REIT dividends" (REIT dividends other than dividends designated as "qualified dividend income" or capital gain dividends) received by non-corporate U.S. taxpayers are eligible for up to a 20% deduction, subject to certain limitations. This deduction is only applicable to stockholders that receive dividends from us and does not affect our taxation. Stockholders should consult their own tax advisors regarding the impact of this deduction on their effective tax rate with respect to REIT dividends.

Competition

We are engaged in a competitive business. In our lending and investment activities, we compete with a variety of institutional investors, including other REITs, commercial and investment banks, specialty finance companies, public and private funds, commercial finance and insurance companies and other financial institutions. Many of our competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. Several other REITs have recently raised significant amounts of capital, and may have investment objectives that overlap with ours, which may create additional competition for lending and investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us, such as funding from the U.S. government, if we are not eligible to participate in programs established by the U.S. government. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exemption from registration under the 1940 Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of loans and investments, offer more attractive pricing or other terms and establish more relationships than us. Furthermore, competition for originations of and investments in our target assets may lead to decreasing yields, which may further limit our ability to generate desired returns.

Human Capital

We do not currently have any employees. Each of our executive officers is a principal, officer or employee of FS Real Estate Advisor, which manages and oversees our investment operations. In the future, FS Real Estate Advisor may retain additional investment personnel based upon its needs.

Government Regulation

Our operations are subject, in certain instances, to supervision and regulation by U.S. and other governmental authorities, and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things: (i) regulate credit-granting activities; (ii) establish maximum interest rates, finance charges and other charges; (iii) require disclosures to customers; (iv) govern secured transactions; and (v) set collection, foreclosure, repossession and claims-handling procedures and other trade practices. We are also required to comply with certain provisions of the Equal Credit Opportunity Act that are applicable to commercial loans. We intend to conduct our business so that neither we nor any of our subsidiaries are required to register as an investment company under the 1940 Act.

In our judgment, existing statutes and regulations have not had a material adverse effect on our business. In recent years, legislators in the United States and in other countries have said that greater regulation of financial services firms is needed, particularly in areas such as risk management, leverage and disclosure. While we expect that additional new regulations in these areas will be adopted and existing ones may change in the future, it is not possible at this time to forecast the exact nature of any future legislation, regulations, judicial decisions, orders or interpretations, nor their impact upon our future business, financial condition or results of operations or prospects.

Financial Information About Industry Segments

We internally evaluate all of our assets as one industry segment, and, accordingly, we do not report segment information.

Website

We maintain a website at www.fscreit.com. We are providing the address to our website solely for the information of stockholders. From time to time, we may use our website as a distribution channel for material information about our Company. The information on our website is not a part of, nor is it incorporated by reference into this report. Through our website, we make available, free of charge, our annual proxy statement, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish them to, the SEC. The SEC maintains a website that contains these reports at www.sec.gov. We will provide without charge a copy of this Annual Report on Form 10-K, including financial statements and schedules, upon written request delivered to our principal executive office at the address listed on the cover page of this Annual Report on Form 10-K.

Item 1A.   **Risk Factors.**

An investment in shares of our common stock involves risks. In addition to the other information contained in this Annual Report on Form 10-K, the following material risks should be carefully considered. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the NAV of our common stock could decline. The risks and uncertainties discussed below are not the only ones we face, but do represent the known material risks and uncertainties that we believe are most significant to our business, operating results, financial condition, prospects and forward-looking statements.

Risks Related to an Investment in Us

A stockholder will not have the opportunity to evaluate our future investments before we make them, which makes a stockholder's investment more speculative.

We are not able to provide a stockholder with any information relating to any future investments that we may acquire, and as a result, it may be difficult for a stockholder to evaluate our ability to achieve our investment objectives. We will continue to seek to invest substantially all of the future net offering proceeds from our offering, after the payment of fees and expenses, to originate, acquire and manage a portfolio of primarily senior loans secured by commercial real estate primarily in the United States. However, because an investor is unable to evaluate the economic merit of our future investments before we make them, the investor has to rely entirely on the ability of FS Real Estate Advisor and Rialto to select suitable and successful investment opportunities. Furthermore, FS Real Estate Advisor and Rialto have broad discretion in selecting the types of loans we will invest in, and a stockholder does not have the opportunity to evaluate potential investments. These factors increase the risk that a stockholder's investment in shares of our common stock may not generate returns comparable to other real estate investment alternatives.

There is no public trading market for shares of our common stock; therefore, a stockholder's ability to dispose of their shares will likely be limited to repurchase by us. If a stockholder does sell their shares to us, they may receive less than the price they paid.

There is no current public trading market for shares of our common stock, and we do not expect that such a market will ever develop. Therefore, repurchase of shares by us will likely be the only way for stockholders to dispose of their shares. We intend to repurchase shares on a monthly basis at a price equal to the transaction price of the class of shares being repurchased on the date of repurchase (which will generally be equal to our prior month's NAV per share), and not based on the price at which stockholders initially purchased their shares. As a result, stockholders may receive less than the price they paid for their shares when they sell them to us pursuant to our share repurchase plan.

A stockholder's ability to have their shares repurchased through our share repurchase plan is limited. We may choose to repurchase fewer shares than have been requested to be repurchased, in our discretion at any time, and the amount of shares we may repurchase is subject to caps. Further, our board of directors may modify or suspend our share repurchase plan at any time.

We may choose to repurchase fewer shares than have been requested in any particular month to be repurchased under our share repurchase plan, or none at all, in our discretion at any time. We may repurchase fewer shares than have been requested to be repurchased due to lack of readily available funds because of adverse market conditions beyond our control, the need to maintain liquidity for our operations or because we have determined that investing in real property or other illiquid investments is a better use of our capital than repurchasing our shares. In addition, the total amount of shares that we repurchase is limited, in any calendar month, to shares whose aggregate value (based on the repurchase price per share on the date of the repurchase) is no more than 2% of our aggregate NAV of all classes of shares then participating in our share repurchase plan as of the last calendar day of the previous calendar month and, in any calendar quarter, to shares whose aggregate value is no more than 5% of our aggregate NAV of all classes of shares then participating in our share repurchase plan as of the last calendar day of the previous calendar quarter. Repurchase requests have exceeded these limits and may exceed these limits again in the future. Further, our board of directors may modify or suspend our share repurchase plan if it deems such action to be in our best interest and the best interest of our stockholders. Our board of directors may also determine to terminate our share repurchase plan if required by applicable law or in connection with a transaction in which our stockholders receive liquidity for their shares of our common stock, such as a sale or merger of our company or listing of our shares on a national securities exchange. If the full amount of all shares of our common stock requested to be repurchased in any given month are not repurchased, funds will be allocated pro rata based on the total number of shares of common stock being repurchased without regard to class and subject to the volume limitation. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share repurchase plan, as applicable.

Additionally, the vast majority of our assets will consist of assets that cannot generally be liquidated quickly. Therefore, we may not always have a sufficient amount of cash to immediately satisfy repurchase requests. Should repurchase requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in real estate-related assets or other illiquid investments rather than repurchasing our shares is in the best interests of the company as a whole, then we may choose to repurchase fewer shares than have been requested to be repurchased, or none at all. Upon a suspension of our share repurchase plan, our board of directors will consider at least quarterly whether the continued suspension of our share repurchase plan remains in our best interest and the best interest of our stockholders. However, our board of directors is not required to authorize the recommencement of our share repurchase plan within any specified period of time. Because we are not required to authorize the recommencement of the share repurchase plan within any specified period of time, our share repurchase plan could remain suspended for a significant period of time. As a result, a stockholder's ability to have their shares repurchased by us may be limited and at times they may not be able to liquidate their investment.

Economic events that may cause our stockholders to request that we repurchase their shares may materially adversely affect our cash flow and our ability to achieve our investment objectives.

The total amount of shares that we repurchase is limited, in any calendar month, to shares whose aggregate value (based on the repurchase price per share on the date of the repurchase) is no more than 2% of our aggregate NAV of all classes of shares then participating in our share repurchase plan as of the last calendar day of the previous calendar month and, in any calendar quarter, to shares whose aggregate value is no more than 5% of our aggregate NAV of all classes of shares then participating in our share repurchase plan as of the last calendar day of the previous calendar quarter. Repurchase requests that exceed the monthly repurchase limits will be repurchased on a pro rata basis. Economic events affecting the U.S. and global economies, such as the general negative performance of the real estate sector, disruptions in the labor market (including labor shortages and unemployment), inflation, geopolitical events and military conflicts, could cause our stockholders to seek to have us repurchase their shares pursuant to our share repurchase plan. Repurchase requests for the months of March, April and May 2020 exceeded the monthly repurchase limit. In December 2022, February 2024, August 2024, September 2024 and March 2025, repurchase requests would have exceeded the monthly and/or quarterly limit, but our board of directors increased the limits for such period and as a result, all repurchase requests were satisfied. Even if we are able to satisfy all resulting repurchase requests, our cash flow could be materially adversely affected. In addition, if we determine to sell assets to satisfy repurchase requests, our ability to achieve our investment objectives, including, without limitation, diversification of our portfolio by property type and location, moderate financial leverage, conservative operating risk and an attractive level of current income, could be adversely affected.

We may be unable to pay or maintain cash distributions or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders. Distributions will be based principally on cash available from our operations. The amount of cash available for distributions is affected by many factors, such as our ability to acquire or originate commercial real estate debt and other targeted investments as offering proceeds become available, income from such investments and our operating expense levels, as well as many other variables. Actual cash available for distributions may vary substantially from estimates. We cannot assure a stockholder that we will be able to pay distributions or that distributions will increase over time. We cannot give any assurance that returns from the investments that we acquire will increase, that the securities we buy will increase in value or provide constant or increased distributions over time, or that future acquisitions of real estate debt, mortgage, transitional or subordinated loans or any investments in securities will increase our cash available for distributions to stockholders. Our actual results may differ significantly from the assumptions used by our board of directors in establishing the distribution rate to stockholders. We may not have sufficient cash from operations to make a distribution required to qualify or maintain our qualification as a REIT, which may materially adversely affect a stockholder's investment.

We may pay distributions from sources other than our cash flow from operations, which may cause us to have less funds available for investment in assets and a stockholder's overall return may be reduced.

Our organizational documents permit us to pay distributions to stockholders from any sources of funds legally available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, repayments of our real estate debt investments, non-capital gains proceeds from the sale of assets and dividends and other distributions from our investments. We have not established limits on the amount of funds we may use from available sources to make distributions. The extent to which we fund distributions from sources other than cash flow from operations will depend on various factors, including the extent to which the adviser elects to receive its base management fee and performance fee in Class I shares or Class I PCRs. Funding distributions from offering proceeds, borrowings, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets and dividends and other distributions from our investments will result in us having less funds available to acquire investments. Funding distributions from sources other than cash flow from operations may also decrease our NAV. As a result, the return you realize on your investment may be reduced. We may be required to fund distributions from a combination of some of these sources if our investments fail to perform, if expenses are greater than our revenues or due to numerous other factors. We cannot predict when, if ever, distribution payments sourced from these alternative sources may occur, and an extended period of making distributions from such sources would likely be unsustainable.

To the extent we incur borrowings to fund distributions, we would incur borrowing costs and these borrowings would require a future repayment. The use of borrowings as a source of distributions and the ultimate repayment of such borrowings could adversely impact our ability to pay distributions in future periods, decrease our NAV, decrease the amount of cash we have available for operations and new investments and adversely impact the value of your investment.

Our adviser may defer the payment of all or any portion of the base management fee accrued with respect to any quarter, without interest, and may be taken in any such other quarter as our adviser may determine. The ultimate repayment of these deferred expenses could adversely affect our operations and reduce the future return on your investment. Additionally, the payment of the base management fee and performance fee in Class I shares or in Class I PCRs will dilute your ownership interest in us. Our adviser may elect, at a later date, to have us repurchase some or all of the Class I shares issued to our adviser in accordance with the advisory agreement, including Class I shares issued pursuant to any Class I PCRs, and there may not be sufficient cash to make such a repurchase payment; therefore, we may need to use cash from operations, borrowings, offering proceeds or other sources to repurchase these shares, which will reduce cash available for distribution to you or for investment in our operations.

If we are unable to find suitable investments, we may not be able to achieve our investment objectives.

We compete to originate and acquire real estate debt investments with other REITs, real estate limited partnerships, pension funds and their advisors, bank and insurance company investment accounts and other entities. Many of our competitors have greater financial resources, and a greater ability to borrow funds to acquire securities and other assets, than we do. We cannot be sure that our adviser and the sub-adviser will be successful in obtaining suitable investments on financially attractive terms or that our investment objectives will be achieved. The more money we raise in our offering, the greater will be our challenge to invest the net offering proceeds on attractive terms. If we, through our adviser and the sub-adviser, are unable to find suitable investments promptly, we will hold the proceeds from our offering in short-term, low risk, highly-liquid, interest-bearing investments. We expect we will earn yields substantially lower than the interest income that we anticipate receiving from investments in the future that meet our investment criteria. As a result, any distributions we make while our portfolio is not fully invested in assets meeting our investment criteria may be substantially lower than the distributions that we expect to pay when our portfolio is fully invested in assets meeting our investment criteria. In the event we are unable to locate suitable investments in a timely manner, we may be unable or limited in our ability to make distributions and we may not be able to achieve our investment objectives.

We depend upon key personnel of our adviser, the sub-adviser and their respective affiliates.

We are an externally managed REIT; and therefore, we do not have any internal management capacity or employees. Our officers are also employees of our adviser. We depend to a significant degree on the diligence, skill and network of business contacts of certain of our executive officers and other key personnel of our adviser and the sub-adviser to implement our investment strategy and operate our company, all of whom would be difficult to replace. Our adviser, with the assistance of the sub-adviser, is responsible for evaluating, negotiating, structuring, closing and monitoring our investments in accordance with the terms of the advisory agreement.

We depend upon the senior professionals of our adviser and the sub-adviser to maintain relationships with potential sources of investments, and we rely to a significant extent upon these relationships to provide us with potential investment opportunities. We cannot assure stockholders that these individuals will continue to be employed by our adviser or the sub-adviser or that they will continue to be available to us to provide investment advice. If these individuals, including the members of our adviser's investment committee, do not maintain their existing relationships with our adviser, maintain existing relationships or develop new relationships with other sources of investment opportunities, we may not be able to grow or manage our investment portfolio. We believe that our future success depends, in large part, on FS Real Estate Advisor's and Rialto's ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition to employ and retain such personnel is intense, and we cannot assure stockholders that FS Real Estate Advisor or Rialto will be successful in doing so. In addition, individuals with whom the senior professionals of our adviser or the sub-adviser have relationships are not obligated to provide us with investment opportunities. Therefore, we can offer no assurance that such relationships will generate investment opportunities for us.

If our adviser or the sub-adviser is unable to manage our investments effectively, we may be unable to achieve our investment objectives.

Our ability to achieve our investment objectives depends on our ability to manage our business and to grow our business. This depends, in turn, on our adviser's and the sub-adviser's ability to identify, invest in and monitor assets that meet our investment criteria. The achievement of our investment objectives on a cost-effective basis depends upon our adviser's execution of our investment process, its ability to provide competent, attentive and efficient services to us and our access to financing on acceptable terms. Our adviser has substantial responsibilities under the advisory agreement, certain of which it has engaged the sub-adviser to perform. The personnel of our adviser and the sub-adviser are engaged in other business activities, which could distract them, divert their time and attention such that they could no longer dedicate a significant portion of their time to our businesses or otherwise slow our rate of investment. Any failure to manage our business and our future growth effectively could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Failure by us, our adviser, sub-adviser, joint venture partners, consultants and other service providers to implement effective information and cyber security policies, procedures and capabilities could disrupt our business or adversely affect our results of operations.

We have been, and likely will continue to be, subject to computer hacking, acts of vandalism or theft, malware, computer viruses or other malicious codes, phishing, employee error or malfeasance, catastrophes, unforeseen events or other cyber-attacks. To date, we have seen no material impact on our business or operations from these attacks or events. Any future externally caused information security incident, such as a hacker attack, virus or worm, or an internally caused issue, such as failure to control access to sensitive systems, could materially interrupt business operations or cause disclosure or modification of sensitive or confidential information and could result in material financial loss, loss of competitive position, regulatory actions, breach of contracts, reputational harm or legal liability. We and our adviser, sub-adviser, joint venture partners, consultants and other service providers are dependent on the effectiveness of our respective information and cyber security policies, procedures and capabilities to protect our computer and telecommunications systems and the data that resides on or is transmitted through them. The ever-evolving threats mean we and our third-party service providers and vendors must continually evaluate and adapt our respective systems and processes and overall security environment. There is no guarantee that these measures will be adequate to safeguard against all data security breaches, system compromises or misuses of data.

If we, our adviser, our sub-adviser and their affiliates and our and their respective third-party service providers are unable to maintain the availability of electronic data systems and safeguard the security of data, our ability to conduct business may be compromised, which could impair our liquidity, disrupt our business, damage our reputation or otherwise adversely affect our business.

Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. We, our affiliates and our and their respective third-party service providers are subject to cybersecurity risks. Our business operations rely upon secure information technology systems for data processing, storage and reporting. We depend on the effectiveness of the information and cybersecurity policies, procedures and capabilities maintained by our adviser, sub-adviser and their affiliates and our and their respective third-party service providers to protect their computer and telecommunications systems and the data that reside on or are transmitted through them. Cybersecurity risks have significantly increased in recent years and, while we have not experienced any material losses relating to cyber-attacks or other information security breaches, we could suffer such losses in the future. Our, our adviser, sub-adviser and their affiliates and our and their respective third-party service providers' computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact, as well as cyber-attacks that do not have a security impact but may nonetheless cause harm, such as causing denial-of-service attacks (i.e., efforts to make network services unavailable to intended users) on websites, servers or other online systems. Additionally, the risk of cybersecurity incidents may be heightened by the increased prevalence and use of artificial intelligence and machine-learning technology. If one or more of such events occur, it could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in our operations or the operations of our adviser, sub-adviser or their affiliates and our and their respective third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect our business, financial condition or results of operations.

Substantial costs may be incurred in order to prevent any cyber incidents in the future. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, we may be required to expend significant additional resources to modify our protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks. There is no assurance that any efforts to mitigate cybersecurity risks undertaken by us, our adviser, sub-adviser or their affiliates, or our or their respective third-party service providers will be effective. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our business, liability to investors, regulatory intervention or reputational damage.

Our rights and the rights of our stockholders to recover claims against our independent directors are limited, which could reduce stockholders' and our recovery against them if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter provides that, to the extent permitted by Maryland law, no independent director shall be liable to us or our stockholders for monetary damages and that we will generally indemnify them for losses unless they are grossly negligent or engage in willful misconduct or, in the case of our directors who are also our executive officers or affiliates of our adviser, for simple negligence or misconduct. As a result, stockholders and we may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce stockholders and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, executive officers, employees and agents) in some cases, which would decrease the cash otherwise available for distributions to stockholders.

Uncertainty with respect to the global economy and that of the United States could have a significant adverse effect on our business, financial condition and results of operations.

Our business and operations are currently dependent on the commercial real estate industry generally, which in turn is dependent upon broad economic conditions in the United States, Europe, China and elsewhere. Recently, concerns over global economic conditions, energy and commodity prices, geopolitical issues and military conflicts (including the conflicts in the Middle East and Ukraine), inflation, Federal Reserve short term rate decisions, foreign exchange rates, the availability and cost of credit, the Chinese economy, and a weakening real estate market in the United States have contributed to increased economic uncertainty and diminished expectations for the global economy. These factors, combined with volatile prices of oil and the potential for declining business and consumer confidence, may precipitate an economic slowdown, as well as cause extreme volatility in security prices. Global economic and political headwinds, along with global market instability and the risk of maturing debt that may have difficulties being refinanced, may continue to cause periodic volatility in the commercial real estate market for some time. Adverse conditions in the commercial real estate industry could harm our business and financial condition by, among other factors, the tightening of the credit markets, decline in the value of our assets and continuing credit and liquidity concerns and otherwise negatively impacting our operations.

Uncertainty about U.S. federal initiatives could negatively impact our business, financial condition and results of operations.

There is significant uncertainty with respect to legislation, regulation and government policy at the federal level, as well as the state and local levels. Recent events have created a climate of heightened uncertainty and introduced new and difficult-to-quantify macroeconomic and political risks with potentially far-reaching implications. The current U.S. presidential administration's changes to U.S. policy may impact, among other things, the U.S. and global economy, international trade and relations, unemployment, immigration, taxes, healthcare, the U.S. regulatory environment, inflation and other areas. Although we cannot predict the impact, if any, of these changes to our business, they could adversely affect our business, financial condition, operating results and cash flows. Until we know what policy changes are made and how those changes impact our business and the business of our competitors over the long term, we will not know the impact of them.

Changes to U.S. tariff and import/export regulations may have an adverse effect on our business, financial condition and results of operations.

Recently, shifts in U.S. trade policy, including new or increased tariffs and uncertainty surrounding existing international trade agreements, have contributed to heightened volatility in global markets and economic conditions. Such uncertainty can influence business activity and supply chains, which may adversely affect general market performance and our operations. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States. Any of these factors could depress economic activity and have a material adverse effect on our business, financial condition and results of operations.

Risks associated with climate change may adversely affect our business and financial results and damage our reputation.

There has been increasing awareness of severe weather and other climate events outside of the historical norm as well as increasing concern from government agencies about the effects of climate change on the environment. Transition risks, such as government restrictions, standards or regulations intended to reduce greenhouse gas emissions and potential climate change impacts, are emerging and may increase in the future in the form of restrictions or additional requirements on the development of commercial real estate. Such restrictions and requirements, along with rising insurance premiums resulting from climate change, could increase our costs or require additional technology and capital investment by our borrowers, which could adversely affect our results of operations. Further, physical effects of climate change including changes in global weather patterns, rising sea levels, changing temperature averages or extremes and extreme weather events such as hurricanes, droughts or floods, can also have an adverse impact on certain properties. As the effects of climate change increase, we expect the frequency and impact of weather and climate-related events and conditions to increase as well.

We are subject to risks associated with artificial intelligence and machine learning technology.

Artificial intelligence, including machine learning and similar tools and technologies that collect, aggregate, analyze or generate data or other materials, or collectively, AI, and its current and potential future applications including in the private investment and financial industries, as well as the legal and regulatory frameworks within which AI operates, continue to rapidly evolve.

Recent technological advances in AI pose risks to the Company, the Adviser, and our portfolio investments. The Company and our portfolio investments could also be exposed to the risks of AI if third-party service providers or any counterparties, whether or not known to the Company, also use AI in their business activities. We and our portfolio companies may not be in a position to control the use of AI technology in third-party products or services.

Use of AI could include the input of confidential information in contravention of applicable policies, contractual or other obligations or restrictions, resulting in such confidential information becoming accessible by other third-party AI applications and users. While the Adviser does not currently use AI to make investment recommendations, the use of AI could also exacerbate or create new and unpredictable risks to our business, the Adviser's business, and the business of our portfolio companies, including by potentially significantly disrupting the markets in which we and our portfolio companies operate or subjecting us, our portfolio companies and the Adviser to increased competition and regulation, which could materially and adversely affect the business, financial condition or results of operations of us, our portfolio companies and the Adviser. In addition, the use of AI by bad actors could heighten the sophistication and effectiveness of cyber and security attacks experienced by our portfolio companies and the Adviser.

Independent of its context of use, AI technology is generally highly reliant on the collection and analysis of large amounts of data, and it is not possible or practicable to incorporate all relevant data into the model that AI technology utilizes to operate. Certain data in such models will inevitably contain a degree of inaccuracy and error—potentially materially so—and could otherwise be inadequate or flawed, which would be likely to degrade the effectiveness of AI technology. To the extent that we or our portfolio investments are exposed to the risks of AI use, any such inaccuracies or errors could have adverse impacts on the Company or our investments.

AI technology and its applications, including in the private investment and financial sectors, continue to develop rapidly, and it is impossible to predict the future risks that may arise from such developments.

Risks Related to Our Public Offering and Our Corporate Structure

No stockholder may own more than 9.8% of our stock unless exempted by our board of directors, which may discourage a takeover that could otherwise result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, prospectively or retroactively, no person may own more than 9.8% in value of the aggregate of our outstanding shares of stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of shares of our common stock, after applying certain rules of attribution. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our board of directors may classify or reclassify any unissued shares of our common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of repurchase of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with terms and conditions that could have priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

We may change our investment and operational policies without stockholder consent.

Except for changes to the investment restrictions contained in our charter, which require stockholder consent to amend, we may change our investment and operational policies, including our policies with respect to investments, operations, indebtedness, capitalization and distributions, at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier or more highly leveraged than, the types of investments described in this Annual Report on Form 10-K. Our board of directors also approved broad investment guidelines with which we must comply, but these guidelines provide our adviser with broad discretion and can be changed by our board of directors. A change in our investment strategy may, among other things, increase our exposure to real estate market fluctuations, default risk and interest rate risk, all of which could materially affect our results of operations and financial condition.

Stockholders' interest in us will be diluted if we issue additional shares, which could reduce the overall value of their investment.

Our investors will not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 1,225,000,000 shares of common stock. Pursuant to our charter, a majority of our entire board of directors may amend our charter from time to time to increase the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of stock without stockholder approval. After a stockholder purchases shares, our board of directors may elect to sell additional shares in the future, issue equity interests in private offerings or issue share-based awards to our independent directors. To the extent we issue additional equity interests after a stockholder purchases our shares, a stockholder's percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, a stockholder may also experience dilution in the book value and fair value of his or her shares.

Our ability to conduct our continuous offering successfully depends, in part, on the ability of the dealer manager to successfully establish, operate and maintain a network of broker-dealers.

The success of our continuous public offering, and correspondingly our ability to implement our investment strategy, is dependent upon the ability of the dealer manager to establish and maintain a network of licensed broker-dealers and other agents to sell our shares. If the dealer manager fails to perform, we may not be able to raise adequate proceeds through our continuous public offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, a stockholder could lose all or a part of his or her investment.

Compliance with the SEC's Regulation Best Interest by participating broker-dealers may negatively impact our ability to raise capital in our offering, which would harm our ability to achieve our investment objectives.

Broker-dealers must comply with Regulation Best Interest, which, among other requirements, establishes a new standard of conduct for broker-dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. The full impact of Regulation Best Interest on participating dealers cannot be determined at this time, and it may negatively impact whether participating dealers and their associated persons recommend our offering to certain retail customers, or the amount of shares which are recommended to such customers. In particular, under SEC guidance concerning Regulation Best Interest, a broker-dealer recommending an investment in our shares should consider a number of factors, including but not limited to cost and complexity of the investment and reasonably available alternatives in determining whether there is a reasonable basis for the recommendation. Broker-dealers may recommend a more costly or complex product as long as they have a reasonable basis to believe it is in the best interest of a particular retail customer. However, if broker-dealers instead choose alternatives to our shares, many of which exist, our ability to raise capital may be adversely affected. If Regulation Best Interest reduces our ability to raise capital in our offering, it would harm our ability to create a diversified portfolio of investments and ability to achieve our investment objectives.

Stockholders' investment return may be reduced if we are required to register as an investment company under the 1940 Act.

We are not registered, and do not intend to register ourselves or any of our subsidiaries, as an investment company under the 1940 Act. If we become obligated to register ourselves or any of our subsidiaries as an investment company, the registered entity would have to comply with a variety of substantive requirements under the 1940 Act imposing, among other things:

- limitations on capital structure;

- restrictions on specified investments;

- prohibitions on transactions with affiliates; and

- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

If we were to become obligated to register ourselves or any of our subsidiaries as an investment company, the requirements imposed on registered investment companies would make it unlikely that we would be able to operate our business as currently contemplated and as described herein.

We intend to conduct our operations, directly and through wholly or majority-owned subsidiaries, so that we and each of our subsidiaries is not required, as such requirements have been interpreted by the SEC staff, to be registered as an investment company under the 1940 Act. Under Section 3(a)(1)(A) of the 1940 Act, a company is deemed to be an "investment company" if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the 1940 Act, a company is deemed to be an "investment company" if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. "Investment securities" exclude (A) U.S. government securities, (B) securities issued by employees' securities companies and (C) securities issued by majority-owned subsidiaries which (i) are not investment companies and (ii) are not relying on the exception from the definition of investment company under Section 3(c)(1) or 3(c)(7) of the 1940 Act.

With respect to Section 3(a)(1)(A), we do not intend to engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we will be primarily engaged in the non-investment company businesses of our subsidiaries. With respect to Section 3(a)(1)(C), we expect that most of the entities through which we own assets will be wholly or majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act and, thus, we do not expect that more than 40% of our assets will be "investment securities".

If, however, the value of the assets of our subsidiaries that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of our total assets, then we will seek to rely on Section 3(c)(6) of the 1940 Act, which excepts from the definition of investment company any company primarily engaged, directly or through majority-owned subsidiaries, in one or more of the businesses described in paragraphs (3), (4) and (5) of Section 3(c), or in one or more such businesses (from which not less than 25% of such company's gross income during its last fiscal year was derived) together with an additional business or businesses other than investing, reinvesting, owning, holding or trading in securities. We will be "primarily engaged," through wholly owned and majority-owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other interests in real estate, as described in Section 3(c)(5)(C).

Through our subsidiaries, we plan to originate, acquire, invest in and manage instruments that could be deemed to be securities for purposes of the 1940 Act, including, but not limited to, participations in mortgage, subordinated, mezzanine, transitional and other loans, CMBS and agency and non-agency RMBS. Accordingly, it is possible that more than 40% of the assets of our subsidiaries will be investments that will be deemed to be investment securities for 1940 Act purposes. However, as noted above, in reliance on

14

Section 3(c)(5)(C) of the 1940 Act, we do not intend to register any of our subsidiaries as an investment company under the 1940 Act. Section 3(c)(5)(C) is available for entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exception generally requires that at least 55% of each such subsidiary's portfolio must be comprised of qualifying assets and at least 80% of each of their portfolios must be comprised of qualifying assets and real estate-related assets under the 1940 Act (and no more than 20% comprised of non-qualifying or non-real estate-related assets). Qualifying assets for this purpose include mortgage loans and other assets, such as whole-pool agency RMBS, certain mezzanine loans and B Notes and other interests in real estate as interpreted by the SEC staff in various no-action letters. As a result of the foregoing restrictions, we will be limited in our ability to make certain investments.

We expect that substantially all of the assets of our subsidiaries will comply with the requirements of Section 3(c)(5)(C), as such requirements have been interpreted by the SEC staff. We intend to invest in transitional loans, construction loans, and mortgage loan participations that meet the parameters of Section 3(c)(5)(C) based on no-action letters issued by the SEC staff and other SEC interpretive guidance. Although we intend to monitor our portfolio periodically and prior to each investment acquisition and disposition, there can be no assurance that we will be able to maintain this exception from registration. Existing SEC no-action positions regarding the requirements of Section 3(c)(5)(C) were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than 10 years ago. No assurance can be given that the SEC will concur with our classification of the assets of our subsidiaries. Future revisions to the 1940 Act or further guidance from the SEC staff may cause us to lose our ability to rely on Section 3(c)(5)(C) and/or Section 3(c)(6) or force us to re-evaluate our portfolio and our investment strategy. Such changes may prevent us from operating our business successfully.

To ensure that we are not required, as such requirements have been interpreted by the SEC staff, to register as an investment company, we may be unable to dispose of assets that we would otherwise want to sell and may need to sell assets that we would otherwise wish to retain. In addition, we may be required to acquire additional income- or loss-generating assets that we might not otherwise acquire or forego opportunities to acquire interests that we would otherwise want to acquire. Although we intend to monitor our portfolio periodically and prior to each acquisition and disposition, we may not be able to maintain an exception from the definition of investment company. If we are required to register as an investment company but fail to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of and liquidate us. Moreover, if we are required to register as an investment company, the requirements imposed on registered investment companies under the 1940 Act would make it unlikely that we would be able to operate our business as currently contemplated and as described in this Annual Report on Form 10-K.

Purchases and repurchases of our shares of our common stock are not made based on the current NAV per share of our common stock.

Generally, our offering price per share and the price at which we make repurchases of our shares is equal to the NAV per share of the applicable class as of the last calendar day of the prior month, plus, in the case of our offering price, applicable upfront selling commissions and dealer manager fees. The NAV per share as of the date on which a stockholder submits their subscription or repurchase request may be significantly different than the offering price a stockholder pays or the repurchase price received. In addition, we may offer and repurchase shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month's NAV per share, including by updating a previously disclosed offering price, in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. In such cases, the offering price and repurchase price will not equal our NAV per share as of any time.

Valuations of our investments may reflect estimates of fair value and may not necessarily correspond to realizable value, which could adversely affect the value of your investment.

For the purposes of calculating our NAV, our commercial real estate debt investments and related instruments will generally be valued at amortized cost, net of unamortized acquisition premiums or discounts, loan fees, and origination costs, as applicable, unless the loans are deemed impaired. At least quarterly, our adviser, with assistance from the sub-adviser, will evaluate for impairment each loan classified as held-for-investment.

Our mortgage-backed securities that we do not hold for the purpose of selling in the near-term or may dispose of prior to maturity, are classified as available-for-sale and are reported at fair value. On a monthly basis, our adviser values such securities using quotations obtained from an independent third-party pricing service, which provides prevailing bid and ask prices that are screened for validity by the third-party pricing service on the valuation date. For investments for which a third-party pricing service is unable to obtain quoted prices, our adviser obtains bid and ask prices directly from dealers who make a market in such securities. In all such cases, securities are valued at the mid-point of the average bid and ask prices obtained from such sources. Our mortgage-backed securities are classified as held-to-maturity when we intend to and can hold such securities until maturity and are valued at amortized cost, net of unamortized acquisition premium or discount.

The market value of each of our exchange-traded securities will be the last reported sale price at the relevant valuation date on the composite tape or on the principal exchange on which such security is traded. If no sale is reported for an exchange-traded security on the valuation date or if a security is an over-the-counter security, our adviser intends to value such securities using quotations obtained from an independent third-party pricing service, which will provide prevailing bid and ask prices that are screened for validity by the service from dealers on the valuation date. For investments for which a third-party pricing service is unable to obtain quoted prices, our adviser intends to obtain bid and ask prices directly from dealers who make a market in such securities. In all such cases, securities will be valued at the mid-point of the average bid and ask prices obtained from such sources.

Our real property investments are initially valued at cost, which we expect to represent fair value at that time. Our adviser, with assistance from the sub-adviser, expects to receive an appraisal performed by an independent third-party appraisal firm on each property prior to or upon acquisition. Following acquisition, our real property investments will not be appraised by an independent third-party appraisal firm. Instead, each property will be valued monthly by our adviser using current market data and a valuation provided by an independent third-party valuation firm. The independent third-party valuation firm will provide a monthly valuation for each property using the discounted cash flow methodology (income approach) as the primary methodology, although other industry standard methodologies may be used, including the sales comparison and replacement cost approaches. Each year, the independent third-party valuation firm will provide an annual valuation for each property, which will be consistent with its monthly valuation but will also reflect (i) property specific factors such as property income, cash flow forecasts, capital improvements and key performance indicators (e.g. occupancy rates) and (ii) market specific factors such as discount rates, capitalization rates and market sale transactions.

To the extent we hold other types of investments for which no secondary market exists, such as distressed or below investment grade debt or equity interests, our adviser intends to value such investments at fair value, which will be determined in good faith by our adviser in accordance with our valuation guidelines.

Within the parameters of our valuation guidelines, the valuation methodologies used to value our investments involve subjective judgments concerning factors such as comparable sales, rental and operating expense data, capitalization or discount rate, and projections of future rent and expenses, and, following acquisition, our real property investments will not be appraised by an independent third-party appraisal firm. Although our valuation guidelines are designed to accurately and fairly determine the value of our assets, determinations and valuations are only estimates, and ultimate realization depends on conditions beyond our adviser's control. Further, valuations do not necessarily represent the price at which we would be able to sell an asset, because such prices would be negotiated. We will not, however, retroactively adjust the valuation of such assets, the price of shares of our common stock or the price we paid to repurchase shares of our common stock. Because the repurchase price per share for each class of common stock is equal to the transaction price on the applicable repurchase date (which is generally equal to our prior month's NAV per share), you may receive less than realizable value for your investment.

No rule, regulation, or industry practice requires that we calculate our NAV in a certain way, and our board of directors, including a majority of our independent directors, may adopt changes to our valuation guidelines.

There are no existing rules or regulatory bodies that specifically govern the manner in which we calculate our NAV and there is no established practice among public REITs, whether listed or not, for calculating NAV in order to establish a purchase and repurchase price for shares of common stock. As a result, it is important that stockholders pay particular attention to the specific methodologies and assumptions we use to calculate our NAV, as other public REITs may use different methodologies or assumptions to determine their NAV. In addition, our board of directors, including a majority of our independent directors, reviews the appropriateness of our valuation guidelines at least annually and may, at any time, adopt changes to our valuation guidelines.

Our NAV per share may suddenly change if the values of our investments materially change, if the actual operating results for a particular month differ from what we originally budgeted for that month or if there are fluctuations in interest rates.

Our investments are valued on a monthly basis in accordance with our valuation guidelines. As such, when these new valuations are reflected in our NAV calculation, there may be a sudden change in our NAV per share for each class of our common stock. These changes in an investment's value may be as a result of investment-specific events or as a result of more general changes to real estate values resulting from local, nation or global economic changes. In addition, actual operating results for a given month may differ from what we originally budgeted for that month, which may cause a sudden increase or decrease in the NAV per share amounts. We accrue estimated income and expenses on a daily basis based on our budgets. As soon as practicable after the end of each month, we adjust the income and expenses we estimated for that month to reflect the income and expenses actually earned and incurred. In addition, because we are focused on senior floating-rate mortgage loans, interest rate fluctuations may also cause a sudden increase or decrease in our NAV per share. We do not retroactively adjust the NAV per share of each class.

The NAV per share that we publish may not necessarily reflect changes in our NAV that are not immediately quantifiable.

From time to time, we may experience events with respect to our investments that may have a material impact on our NAV. For example, it may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of our investments or to obtain quickly complete information regarding such events. The NAV per share of each class of our common stock as published on any given day may not reflect such extraordinary events to the extent that their financial impact is not immediately quantifiable. As a result, the NAV per share of each class published after the announcement of a material event may differ significantly from our actual NAV per share for such class until such time as the financial impact is quantified and our NAV is appropriately adjusted in accordance with our valuation guidelines. The resulting potential disparity in our NAV may inure to the benefit of stockholders whose shares are repurchased or new stockholders, depending on whether our published NAV per share for such class is overstated or understated.

Risks Related to Conflicts of Interest

There are significant potential conflicts of interest that could affect our investment returns.

As a result of our arrangements with Future Standard, our adviser, our adviser's investment committee and the sub-adviser, there may be times when Future Standard, our adviser, the sub-adviser or such persons have interests that differ from those of our stockholders, giving rise to a conflict of interest. The members of our adviser's investment committee serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by our adviser or its affiliates. Similarly, our adviser, the sub-adviser or their respective affiliates may have other clients with similar, different or competing investment objectives. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may prevent them from presenting attractive investment opportunities to us or otherwise may not be in the best interests of us or our stockholders. For example, the members of our adviser's investment committee have, and will continue to have, management responsibilities for other investment funds, accounts or other investment vehicles managed or sponsored by our adviser and its affiliates. Our investment objectives may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. As a result, those individuals may face conflicts in the allocation of investment opportunities among us and other investment funds or accounts advised by or affiliated with our adviser. Similarly, the sub-adviser and its affiliates manages or serves as the advisor to separately managed accounts, investment funds and other investment vehicles that invest in real estate-related assets and there are certain contractual limitations on the investment opportunities that Rialto may present to us. Our adviser and the sub-adviser will seek to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with their allocation policies. In addition, not all conflicts of interest can be expected to be resolved in our favor.

Our adviser and the sub-adviser will face a conflict of interest because the fees they and the dealer manager will receive are based in part on our NAV, which our adviser is responsible for determining and which may reflect valuations performed by our adviser and the sub-adviser.

Our adviser, the sub-adviser and the dealer manager receive various fees based on our NAV, which is calculated by our adviser and which reflects valuations performed by our adviser and the sub-adviser. The calculation of our NAV includes certain subjective judgments with respect to estimating, for example, the value of our portfolio and our accrued expenses, net income and liabilities. Therefore, our NAV may not correspond to realizable value upon a sale of those assets. Our adviser, the sub-adviser and their respective affiliates may benefit by us retaining ownership of our assets at times when our stockholders may be better served by the sale or disposition of our assets in order to avoid a reduction in our NAV. If our NAV is calculated in a way that is not reflective of our actual NAV, then the purchase price of shares of our common stock or the price paid for the repurchase of a stockholder's shares of common stock may not accurately reflect the value of our portfolio, and their shares may be worth less than the purchase price or more than the repurchase price.

Our adviser, the sub-adviser, dealer manager and their respective officers and employees and certain of our executive officers and other key personnel face competing demands relating to their time, and this may cause our operating results to suffer.

Our adviser, the sub-adviser, dealer manager and their respective officers and employees who serve as our executive officers or otherwise as our key personnel and their respective affiliates who serve as key personnel, general partners, sponsors, managers, owners and advisers of other investment programs, including investment funds sponsored by Future Standard or by Rialto, some of which have investment objectives and legal and financial obligations similar to ours and may have other business interests as well. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. If this occurs, the returns on our investments may suffer.

We may engage in transactions with an affiliate of the sub-adviser; as a result, in any such transaction we may not have the benefit of arm's length negotiations of the type normally conducted between unrelated parties.

We may purchase CMBS or other investment vehicles that include mortgage loans originated by an affiliate of the sub-adviser or engage in other transactions with an affiliate of the sub-adviser. While all decisions to purchase CMBS or engage in other transactions in these circumstances are made by our adviser, who is un-affiliated with the sub-adviser, such transactions would benefit affiliates of the sub-adviser. In any such transaction we may not have the benefit of arm's-length negotiations of the type normally conducted between unrelated parties given our adviser's dependency on the sub-adviser to implement our investment strategy and manage our investment portfolio.

The interests and incentives of the sub-adviser may not always be aligned with our interests.

Subject to certain investment limitations, we may make an investment in an asset or property in which another client or an affiliate of the sub-adviser holds an investment in a different class of debt or equity securities or obligations. For example, we may acquire an interest in a senior mortgage loan on a particular property with respect to which a client or an affiliate of the sub-adviser holds or acquires mezzanine debt, a companion loan or other additional debt or an equity interest or other type of interest. These transactions may cause such client or affiliate of the sub-adviser which holds or acquires the mezzanine debt, companion loan or other additional debt or interest, as applicable, to have economic interests and incentives that do not align with, and that may be directly contrary to, ours. As a result, such transactions could pose potential conflicts of interest should an event arise that requires

Rialto to take an action that will impact us and its other client or affiliate in different ways. While the sub-adviser has policies in place that are designed to manage the potential conflicts of interest between the sub-adviser's obligations to us and its fiduciary duties to other clients, not all conflicts of interest can be expected to be resolved in our favor.

In addition, since Rialto and its affiliates, and Stone Point and its affiliates engage in a broad spectrum of real estate related activities, they may have direct or indirect interests in real properties that are in the same markets as, and compete with, certain of the real properties underlying our investments. Consequently, personnel of Rialto or its affiliates who perform services on our behalf may also perform services related to real properties that compete with the real properties underlying our investments.

Having acquired multiple deals from loan contributors and issuing banks, Rialto's affiliates have developed extensive relationships which provide a source of potential opportunities for clients as well as Rialto and its affiliates. However, it is further possible that such business opportunities could present conflicts between our interests and that of Rialto and its affiliates.

Affiliates of the sub-adviser will participate in various capacities in asset-backed securities transactions which may be target investments and they will derive ancillary benefits from such transactions.

We may invest in asset-backed securities transactions, including CMBS transactions, in which certain affiliates of the sub-adviser or other clients will directly or indirectly sell commercial mortgage loans or other assets (and, therefore, certain affiliates of the sub-adviser will participate in such asset-backed securities transactions as a sponsor and/or mortgage loan seller). In addition, the investor in the B-piece of a CMBS pool typically has the right to appoint the special servicer for the loans that are serviced under that pool's pooling and servicing agreement. Rialto Capital Advisors, LLC ("RCA"), an affiliate of the sub-adviser, has been appointed as the special servicer for asset-backed securities transactions in which we invest. Typically, the special servicer is primarily responsible for making decisions and performing certain servicing functions with respect to mortgage loans as to which specified events (such as a default or an imminent default) have occurred and for reviewing, evaluating and processing and/or providing or withholding consent as to certain major decisions. RCA is remunerated for these services, and such remuneration will not offset other fees payable to the adviser, sub-adviser or their respective affiliates. Affiliates of RCA may also be entitled to fees where an affiliate serves as a sponsor of a CMBS pool, and such remuneration will not offset other fees payable to the sub-adviser and its affiliates from us. Affiliates of the sub-adviser also may participate in asset-backed securities transactions in which we invest in other capacities or roles. Affiliates of the sub-adviser participate in asset-backed securities transactions in which we invest as a mortgage loan seller, a sponsor, a special servicer and/or in other capacities or roles and therefore, have derived ancillary benefits from such transactions, and their respective incentives may not be aligned with our interests. In particular, in such transactions affiliates of the sub-adviser will receive compensation, commissions, payments, rebates, remuneration and/or business opportunities in connection with or as a result of their participation in such asset-backed securities transactions (which may continue even after an investment is disposed of).

The pooling and servicing agreements of CMBS pools and other pools of mortgage loans typically require the special servicer to service and administer loans in such pools in the best interest of all classes of certificate holders and without regard to any other relationship or interest that the special servicer or any of its affiliates may have with respect to the related properties or borrowers (such as an interest of a Rialto client as a lender on other debt) or any investment in the pool. In these or similar circumstances, RCA or the other party that is acting as special servicer would be required to put the interests of all classes of investors in the pool of mortgage loans ahead of the interests of only our company, and the special servicer may be required to take certain actions that would be adverse to our interests. Any such conflicts of interest would need to be resolved in accordance with the applicable mechanisms in the relevant pooling and servicing agreement, such as those pertaining to the resignation of the special servicer. Pooling and servicing agreements entered into starting with the third quarter of 2015 require the special servicer to recuse itself by resigning as special servicer with respect to the loan in connection with which the conflict arose.

The interests and incentives of property managers and borrowers may not always be aligned with our interests.

Many property managers for the properties securing our loans or their affiliates may manage additional properties, including properties that may compete with those properties. Affiliates of the property managers, and certain of the managers themselves, also may own other properties, including competing properties. The managers of the properties securing our loans may accordingly experience conflicts of interest in the management of those properties. There can be no assurance that a property manager will not divert potential tenants from a property owned or managed by it and securing one of our loans to a competing property that is owned or managed by it or an affiliate.

Many of the borrowers under our loans may own other properties and, in some cases, those other properties may compete with the property securing a loan we hold. There can be no assurance that a borrower or an affiliate of a borrower will not divert potential tenants from a property owned by such borrower and securing one of our loans to a competing property that is owned by such borrower or one of its affiliates.

If a property is leased in whole or substantial part to the borrower under a loan or to an affiliate of the borrower, there may be conflicts. For instance, a landlord may be more inclined to waive lease conditions for an affiliated tenant than it would for an unaffiliated tenant. There can be no assurance that the conflicts arising where a borrower is affiliated with a tenant will not adversely impact the value of the related loan we hold (or in a CMBS pool for which we hold certificates). Insofar as a borrower affiliate leases space at a property, a deterioration in the financial condition of the borrower or its affiliates can be particularly significant to the borrower's ability to perform under the loan, as it can directly interrupt the cash flow from the property if the borrower's or its affiliate's financial condition worsens.

Our adviser and the sub-adviser face conflicts of interest relating to the fee structure under our advisory agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders.

We pay our adviser a base management fee and administrative services fee regardless of the performance of our portfolio. Our adviser shares the fees it receives from us with the sub-adviser. Our adviser's entitlement to the base management fee and administrative services fee, which is not based upon performance metrics or goals, might reduce our adviser's or the sub-adviser's incentive to devote their time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. We are required to pay the base management fee and administrative services fee in a particular period despite experiencing a net loss or a decline in the value of our portfolio during that period.

The performance fee we may pay to our adviser is based on our "Core Earnings" (defined below). The sub-adviser is entitled to receive a portion of the performance fee. The performance fee may create an incentive for our adviser or the sub-adviser to use substantial debt or leverage for our portfolio or make riskier or more speculative investments on our behalf than they would otherwise make in the absence of such fee.

Because the base management fee and administrative services fee are based on our NAV, our adviser and sub-adviser may also be motivated to accelerate investments in order to increase NAV or, similarly, delay or curtail share repurchases to maintain a higher NAV, which would, in each case, increase amounts payable to our adviser.

The fees we pay in connection with our operations and our public offering and the agreements entered into with our adviser, and dealer manager were not determined on an arm's-length basis and therefore may not be on the same terms we could achieve from a third party.

The advisory agreement and dealer manager agreement were negotiated between related parties. Consequently, their terms, including fees payable to our adviser and dealer manager, may not be as favorable to us as if they had been negotiated with an unaffiliated third parties. In addition, we may choose not to enforce, or to enforce less vigorously, our rights and remedies under the advisory agreement and dealer manager agreement because of our desire to maintain our ongoing relationship with our adviser and its affiliates. Any such decision, however, may breach our fiduciary obligations to our stockholders.

Pursuant to the advisory agreement, we have agreed to indemnify our adviser and the sub-adviser for certain liabilities, which may lead our adviser or the sub-adviser to act in a riskier manner on our behalf than it would when acting for its own account.

Under the advisory agreement, our adviser and the sub-adviser will not assume any responsibility to us other than to render the services called for under the agreement, and neither of them will be responsible for any action of our board of directors in following or declining to follow our adviser's advice or recommendations. Under the terms of the advisory agreement, our adviser, its officers, members, personnel, and any person controlling or controlled by our adviser, and under the sub-advisory agreement, the sub-adviser, its officers, members, personnel, and any person controlling or controlled by the sub-adviser, will not be liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary's stockholders or partners for acts or omissions performed in accordance with and pursuant to the advisory agreement, except those resulting from acts constituting bad faith, fraud, misfeasance, intentional misconduct, gross negligence or reckless disregard of our adviser's duties under the advisory agreement. In addition, we have agreed to indemnify our adviser and the sub-adviser and each of their respective officers, directors, members, managers and employees from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the advisory agreement, provided that the following conditions are met: (i) the adviser, sub-adviser or their affiliates have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest, (ii) the adviser, sub-adviser or their affiliates were acting on our behalf or performing services for us, (iii) such liability or loss was not the result of negligence or misconduct by the adviser, sub-adviser or their affiliates and (iv) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our stockholders. These protections may lead our adviser or the sub-adviser to act in a riskier manner when acting on our behalf than it would when acting for its own account.

Because the dealer manager is an affiliate of our adviser, stockholders will not have the benefit of an independent due diligence review of us, which is customarily performed in firm commitment underwritten offerings.

The dealer manager is an affiliate of our adviser. As a result, its due diligence review and investigation of us cannot be considered to be an independent review. In addition, we do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. If the stockholder's broker-dealer does not conduct such a review, they will not have the benefit of an independent review of the terms of our offerings. Therefore, stockholders may not have the benefit of an independent review and investigation of our offerings of the type normally performed by an unaffiliated, independent underwriter in a firm commitment underwritten public securities offering, which may increase the risks and uncertainty stockholders face.

Risks Related to Our Investment Activities

We may not be able to identify assets that meet our investment criteria.

We cannot assure stockholders that we will be able to identify assets that meet our investment criteria, that we will be successful in consummating any investment opportunities we identify or that one or more investments we may make will yield attractive risk-adjusted returns. Our inability to do any of the foregoing likely would materially and adversely affect our results of operations and cash flows and our ability to make distributions to our stockholders.

The lack of liquidity in our investments may adversely affect our business.

The lack of liquidity of the investments we make in real estate loans and investments, other than certain of our investments in CMBS and RMBS, may make it difficult for us to sell such investments if the need or desire arises. Many of the securities we purchase are not registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or their disposition except in transactions that are exempt from the registration requirements of, or otherwise in accordance with, those laws. In addition, certain investments such as B Notes, subordinated loans and transitional and other loans are also particularly illiquid investments due to their short life, their potential unsuitability for securitization and the greater difficulty of recovery in the event of a borrower's default. As a result, many of our current investments are, and our future investments will be, illiquid and if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. Further, we may face other restrictions on our ability to liquidate an investment in a business entity to the extent that we or our adviser has or could be attributed with material, non-public information regarding such business entity. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Our investments may be concentrated and are subject to risk of default.

While we seek to diversify our portfolio of investments, we are not required to observe specific diversification criteria, except as may be set forth in the investment guidelines adopted by our board of directors, which we adopted without stockholders' consent. Therefore, our investments in our target assets may at times be secured by properties concentrated in a limited number of geographic locations. To the extent that our portfolio is concentrated in any one region or type of asset, downturns relating generally to such region or type of asset may result in defaults on a number of our investments within a short time period, which may reduce our net income and the value of shares of our common stock and accordingly reduce our ability to make distributions to our stockholders.

Loans on properties in transition will involve a greater risk of loss than conventional mortgage loans.

Our portfolio includes transitional loans to borrowers who are typically seeking relatively short-term funds to be used in an acquisition or rehabilitation of a property or during the period before the property is fully occupied. The typical borrower in a transitional loan often has identified an undervalued asset that has been under-managed or is located in a recovering market. If the market in which the asset is located fails to improve according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the transitional loan, and we bear the risk that we may not recover some or all of our investment.

In addition, borrowers usually use the proceeds of a conventional mortgage to repay a transitional loan. Transitional loans therefore are subject to the risk of a borrower's inability to obtain permanent financing to repay the transitional loan. In the event of any default under transitional loans that may be held by us, we bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount and unpaid interest of the transitional loan. To the extent we suffer such losses with respect to these transitional loans, it would adversely affect our results of operations and financial condition.

During periods in which there are decreases in demand for certain properties as a result of macroeconomic factors, reductions in the financial resources of tenants and defaults by borrowers or tenants, borrowers face additional challenges in transitioning properties. Market downturns or other adverse macroeconomic factors may affect transitional loans in our portfolio more adversely than loans secured by more stabilized assets.

Construction loans involve an increased risk of loss.

We may invest in construction loans. If we fail to fund our entire commitment on a construction loan or if a borrower otherwise fails to complete the construction of a project, there could be adverse consequences associated with the loan, including: a loss of the value of the property securing the loan, especially if the borrower is unable to raise funds to complete it from other sources; a borrower claim against us for failure to perform under the loan documents; increased costs to the borrower that the borrower is unable to pay; a bankruptcy filing by the borrower; and abandonment by the borrower of the collateral for the loan.

Construction loans are funded in tranches, usually based on completion by the borrower of certain construction milestones. We will need to maintain a certain amount of funds available for future disbursements that could otherwise be used to acquire assets, invest in future business opportunities or make distributions to stockholders or we may be forced to sell assets at depressed prices or borrow funds to fund our loan commitment. This could have an adverse effect on our results of operations and ability to make distributions to our stockholders.

We operate in a highly competitive market for investment opportunities and competition may limit our ability to acquire desirable investments in our target assets and could also affect the pricing of these assets.

We operate in a highly competitive market for investment opportunities. Our profitability depends, in large part, on our ability to acquire our target assets at attractive prices. In acquiring our target assets, we compete with a variety of institutional investors, including other REITs, commercial and investment banks, specialty finance companies, public and private funds, commercial finance and insurance companies and other financial institutions. Many of our competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. Several other REITs have recently raised significant amounts of capital, and may have investment objectives that overlap with ours, which may create additional competition for investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us, such as funding from the U.S. government, if we are not eligible to participate in programs established by the U.S. government. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exception from the definition of an investment company under the 1940 Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Further, rapid advances in artificial intelligence may intensify competition and disrupt traditional operating models, creating pressures and operational uncertainties across industries. Furthermore, competition for originations of and investments in our target assets may lead to decreasing yields, which may further limit our ability to generate desired returns. We cannot assure stockholders that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, desirable investments in our target assets may be limited in the future and we may not be able to take advantage of attractive investment opportunities from time to time, as we can provide no assurance that we will be able to identify and make investments that are consistent with our investment objectives.

The commercial mortgage loans we intend to originate and acquire and the mortgage loans underlying investments in CMBS are subject to the ability of the commercial property owner to generate net income from operating the property as well as the risks of delinquency and foreclosure.

Commercial mortgage loans are secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure, and risks of loss that may be greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be adversely affected by, among other things,

- tenant mix;
- success of tenant businesses;
- property management decisions;
- property location, condition and design;
- competition from comparable types of properties;
- changes in laws that increase operating expenses or limit rents that may be charged;
- changes in national, regional or local economic conditions, including economic impacts resulting from actual or perceived instability in the U.S. banking system, or specific industry segments, including the credit and securitization markets;
- declines in regional or local real estate values;
- declines in regional or local rental or occupancy rates;
- increases in interest rates, real estate tax rates and other operating expenses;
- inability to pass increases in costs of operations along to tenants;
- costs of remediation and liabilities associated with environmental conditions;
- the potential for uninsured or underinsured property losses;
- in the case of transitional mortgage loans, limited cash flows at the beginning;
- changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation and the related costs of compliance; and
- acts of God, terrorist attacks, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations and limit amounts available for distribution to our stockholders. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process, which could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan.

We are currently operating in a period of capital markets disruption and economic uncertainty, which increases the risk of an investment in our company.

The U.S. and global capital markets are continuing to experience extreme volatility and disruption. Disruptions in the capital markets have increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. These and future market disruptions or illiquidity could potentially have an adverse effect on our business, financial condition, results of operations and cash flows. Unfavorable economic conditions also are expected to increase our funding costs, limit our ability to raise capital in our public offering, and limit our ability to secure new indebtedness. High interest rates have increased and could continue to increase the cost of debt financing for the transactions we pursue. These events could limit our originations of new loans, our ability to grow and our ability to pay distributions to our stockholders, and could have a material negative impact on our operating results and the values of our investments. In addition, inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates, which may result in additional liquidity concerns for us and in the broader financial services industry. Rising inflation could have an adverse impact on any floating rate mortgages, credit facility and general and administrative expenses, as these costs could increase at a rate higher than our revenue.

In addition, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Recent or ongoing developments in banking, such as bank closures, may also have other implications for broader economic and monetary policy, including interest rate policy, and may impact the financial condition of banks and other financial institutions outside of the United States.

Investments we may make in CMBS may be subject to losses.

Investments we may make in CMBS may be subject to losses. In general, losses on a mortgaged property securing a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, then by the holder of a subordinated loan or B Note, if any, then by the "first loss" subordinated security holder (generally, the "B-Piece" buyer) and then by the holder of a higher-rated security. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit, subordinated loans or B Notes, and any classes of securities junior to those in which we invest, we will not be able to recover all of our investment in the securities we purchase. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage-backed security, there would be an increased risk of loss. The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual issuer developments.

We may not control the special servicing of the mortgage loans included in the CMBS in which we invest, and, in such cases, the special servicer may take actions that could adversely affect our interests.

With respect to each series of CMBS in which we invest, overall control over the special servicing of the related underlying mortgage loans may be held by a directing certificate-holder, which is appointed by the holders of the most subordinate class of CMBS in such series. We may acquire classes of existing series of CMBS where we will not have the right to appoint the directing certificate-holder. In connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificate-holder, take actions that could adversely affect our interests.

With respect to certain mortgage loans included in our CMBS investments, the properties that secure the mortgage loans backing the securitized pool may also secure one or more related mortgage loans that are not in the CMBS, which may conflict with our interests.

Certain mortgage loans included in our CMBS investments may be part of a loan combination or split loan structure that includes one or more additional mortgaged loans (senior, subordinate or pari passu and not included in the CMBS investments) that are secured by the same mortgage instrument(s) encumbering the same mortgaged property or properties, as applicable, as is the subject mortgage loan. Pursuant to one or more co-lender or similar agreements, a holder, or a group of holders, of a mortgage loan in a subject loan combination may be granted various rights and powers that affect the mortgage loan in that loan combination, including: (i) cure rights; (ii) a purchase option; (iii) the right to advise, direct or consult with the applicable servicer regarding various servicing matters affecting that loan combination; or (iv) the right to replace the directing certificate-holder (without cause).

If our adviser or the sub-adviser overestimates the yields or incorrectly prices the risks of our investments, we may experience losses.

Our adviser and the sub-adviser value our potential investments based on yields and risks, taking into account estimated future losses on the mortgage loans and the underlying collateral included in the securitization's pools, and the estimated impact of these losses on expected future cash flows and returns. Our adviser's and the sub-adviser's loss estimates may not prove accurate, as actual results may vary from estimates. In the event that our adviser or the sub-adviser underestimates the asset level losses relative to the price we pay for a particular investment, we may experience losses with respect to such investment.

Real estate valuation is inherently subjective and uncertain.

The valuation of real estate, and therefore the valuation of any underlying security relating to loans made by us, is inherently subjective due to, among other factors, the individual nature of each property, its location, the expected future rental revenues from that particular property and the valuation methodology adopted. In addition, where we invest in construction loans, initial valuations will assume completion of the project. As a result, the valuations of the real estate assets against which we will make loans are subject to a degree of uncertainty and are made on the basis of assumptions and methodologies that may not prove to be accurate, particularly in periods of volatility, low transaction flow or restricted debt availability in the commercial or residential real estate markets.

Investments we may make in corporate bank debt and debt securities of commercial real estate operating or finance companies are subject to the specific risks relating to the particular company and to the general risks of investing in real estate-related loans and securities, which may result in significant losses.

We may invest in corporate bank debt and debt securities of commercial real estate operating or finance companies. These investments involve special risks relating to the particular company, including its financial condition, liquidity, results of operations, business and prospects. In particular, the debt securities are often non-collateralized and may also be subordinated to its other obligations. We also invest in debt securities of companies that are not rated or are rated non-investment grade by one or more rating agencies. Investments that are not rated or are rated non-investment grade have a higher risk of default than investment grade rated assets and therefore may result in losses to us. We have not adopted any limit on such investments.

These investments also subject us to the risks inherent with real estate-related investments, including:

- risks of delinquency and foreclosure, and risks of loss in the event thereof;
- the dependence upon the successful operation of, and net income from, real property;
- risks generally incident to interests in real property; and
- risks specific to the type and use of a particular property.

These risks may adversely affect the value of our investments in commercial real estate operating and finance companies and the ability of the issuers thereof to make principal and interest payments in a timely manner, or at all, and could result in significant losses.

Investment ratings that we may use are relative and subjective.

In general, the ratings of nationally recognized rating organizations represent the opinions of these agencies as to the credit quality of securities that they rate. These ratings may be used by us as initial criteria for the selection of investments. Such ratings, however, are relative and subjective; they are not absolute standards of quality and do not evaluate the market value risk of the securities. It is also possible that a rating agency might not change its rating of a particular issue on a timely basis to reflect subsequent events.

Investments in non-conforming and non-investment grade rated loans or securities involve increased risk of loss.

Our investments may not conform to conventional loan standards applied by traditional lenders and may be either not rated or rated as non-investment grade by one or more rating agencies. The non-investment grade ratings for these assets typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers' credit history, the properties' underlying cash flow or other factors. As a result, these investments have a higher risk of default and loss than investment grade rated assets. Any loss we incur may be significant and may reduce distributions to our stockholders and adversely affect the market value of shares of our common stock. There are no limits on the percentage of unrated or non-investment grade rated assets we may hold in our investment portfolio.

The B Notes that we may acquire may be subject to additional risks related to the privately negotiated structure and terms of the transaction, which may result in losses to us.

We may invest in B Notes. B Notes are mortgage loans typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) contractually subordinated to an A Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B Note holders after payment to the A Note holders. However, because each transaction is privately negotiated, B Notes can vary in their structural characteristics and risks. For example, the rights of holders of B Notes to control the process following a borrower default may vary from transaction to transaction. Further, B Notes typically are secured by a single property and so reflect the risks associated with significant concentration. Significant losses related to B Notes would result in operating losses for us and may limit our ability to make distributions to our stockholders.

Subordinated loan assets in which we may invest involve greater risks of loss than senior loans secured by income-producing properties.

We may invest in subordinated loans, which take the form of loans secured by second mortgages on the underlying property or loans secured by a pledge of the ownership interests of either the entity owning the property or a pledge of the ownership interests of the entity that owns the interest in the entity owning the property. These types of assets involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property, because the loan may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our subordinated loan. If a borrower defaults on our subordinated loan or debt senior to our loan, or in the event of a borrower bankruptcy, our subordinated loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our initial expenditure. In addition, subordinated loans may have higher LTV ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal. Significant losses related to subordinated loans would result in operating losses for us and may limit our ability to make distributions to our stockholders.

Residential mortgage loans, RMBS and other pools of residential mortgage loans that we may acquire are subject to different types of risks than commercial mortgage loans and CMBS.

We may invest directly in residential mortgage loans and may purchase RMBS and/or interests in other pools of residential mortgage loans. RMBS evidence interests in or are secured by pools of residential mortgage loans. Accordingly, the RMBS and other pools of residential mortgage loans in which we may invest are subject to all of the risks of the respective underlying mortgage loans.

Residential mortgage loans are typically secured by single-family residential property and are subject to risks of delinquency and foreclosure and risks of loss. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including a general economic downturn, actual or perceived instability in the U.S. banking system, natural disasters, environmental disasters, acts of terrorism, government shutdowns, social unrest and civil disturbances, may impair borrowers' abilities to repay their loans. In addition, we may invest in non-agency RMBS, which are backed by residential real property but, in contrast to agency RMBS, their principal and interest are not guaranteed by federally chartered entities such as Fannie Mae and Freddie Mac and, in the case of Ginnie Mae, the U.S. government. In the event of any default under a mortgage loan we hold directly we will bear the risk of loss of principal to the extent of any deficiency between the value of the collateral (which, for many residential and other real estate properties, has already significantly declined and may decline further in the future) and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on the return on our investments. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan.

We may also invest in RMBS or other pools of residential mortgage loans that include or are backed by collateral consisting of subprime residential mortgage loans. "Subprime" mortgage loans refer to mortgage loans that have been originated using underwriting standards that are less restrictive than the underwriting requirements used as standards for other first and junior lien mortgage loan purchase programs, such as the programs of Fannie Mae and Freddie Mac. These lower standards include mortgage loans made to borrowers having imperfect or impaired credit histories (including outstanding judgments or prior bankruptcies), mortgage loans where the amount of the loan at origination is 80% or more of the value of the mortgage property, mortgage loans made to borrowers with low credit scores, mortgage loans made to borrowers who have a high debt-to-income ratio, and mortgage loans made to borrowers whose income is not required to be disclosed or verified.

The RMBS and CMBS in which we invest are subject to the risks of the mortgage securities market as a whole and risks of the securitization process.

The value of RMBS and CMBS may change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. RMBS and CMBS are also subject to several risks created through the securitization process. Subordinate RMBS and CMBS are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that the interest payment on subordinate RMBS and CMBS will not be fully paid. Subordinate RMBS and CMBS are also subject to greater credit risk than those RMBS and CMBS that are more highly rated.

The mortgage loans in which we invest and the mortgage loans underlying the mortgage securities in which we invest are subject to delinquency, foreclosure and loss, which could result in losses to us.

Commercial real estate loans are secured by multifamily or commercial properties and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address climate-related risks or environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies,

24

including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances. We intend to invest in commercial mortgage loans directly and through CMBS.

Residential mortgage loans are secured by single-family residential property and are subject to risks of delinquency, foreclosure and loss. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including a general economic downturn, natural disasters, terrorism, social unrest and civil disturbances, may impair borrowers' abilities to repay their loans. Though we do not intend to invest directly in residential mortgage loans, we may invest in pools of residential mortgage loans or RMBSs.

Delays in liquidating defaulted commercial real estate debt investments could reduce our investment returns.

The occurrence of a default on a commercial real estate debt investment could result in our taking title to collateral. However, we may not be able to take title to and sell the collateral securing the loan quickly. Taking title to collateral can be an expensive and lengthy process that could have a negative effect on the return on our investment. Borrowers often resist when lenders, such as us, seek to take title to collateral by asserting numerous claims, counterclaims and defenses, including but not limited to lender liability claims, in an effort to prolong the foreclosure action. In some states, taking title to collateral can take several years or more to resolve. At any time during a foreclosure proceeding, for instance, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure action and further delaying the foreclosure process. The resulting time delay could reduce the value of our investment in the defaulted loans. Furthermore, an action to take title to collateral securing a loan is regulated by state statutes and regulations and is subject to the delays and expenses associated with lawsuits if the borrower raises defenses, counterclaims or files for bankruptcy. In the event of default by a borrower, these restrictions, among other things, may impede our ability to take title to and sell the collateral securing the loan or to obtain proceeds sufficient to repay all amounts due to us on the loan. In addition, we may be forced to operate any collateral for which we take title for a substantial period of time, which could be a distraction for our management team and may require us to pay significant costs associated with such collateral. We may not recover any of our investment even if we take title to collateral.

The success of our investment strategy depends, in part, on our ability to successfully effectuate loan modifications and/or restructurings.

In certain limited cases (e.g., in connection with a workout, restructuring and/or foreclosing proceedings involving one or more of our investments), the success of our investment strategy will depend, in part, on our ability to effectuate loan modifications and/or restructurings with our borrowers. The activity of identifying and implementing successful modifications and restructurings entails a high degree of uncertainty, including macroeconomic and borrower-specific factors beyond our control that impact our borrowers and their operations. There can be no assurance that any of the loan modifications and restructurings we have effected will be successful or that (i) we will be able to identify and implement successful modifications and/or restructurings with respect to any other distressed loans or investments we may have from time to time, or (ii) we have sufficient resources to implement such modifications and/or restructurings in times of widespread market challenges. Further, such loan modifications and/or restructuring may entail, among other things, a substantial reduction in the interest rate and/or a substantial write-off of the principal of such loan, debt securities or other interests. Moreover, even if a restructuring were successfully accomplished, a risk exists that, upon maturity of such real estate loan, debt securities or other interests, replacement "takeout" financing will not be available. Additionally, such loan modifications may result in our becoming the owner of underlying the real estate.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our stockholders.

We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on the level of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability or asset;
- our hedging opportunities may be limited by the treatment of income from hedging transactions under the rules determining REIT qualification;
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;
- the party owing money in the hedging transaction may default on its obligation to pay; and
- we may purchase a hedge that turns out not to be necessary, *i.e.*, a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such

25

hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

Interest rate fluctuations could reduce our ability to generate income on our investments and may cause losses.

Changes in interest rates will affect our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. Changes in the level of interest rates also may affect our ability to originate and acquire assets, the value of our assets and our ability to realize gains from the disposition of assets. Changes in interest rates may also affect borrower default rates. In a period of rising interest rates, our interest expense could increase, while the interest we earn on our fixed-rate debt investments would not change, adversely affecting our profitability. Our operating results depend in large part on differences between the income from our assets, net of credit losses, and our financing costs. We anticipate that for any period during which our assets are not match-funded, the income from such assets will respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates may significantly influence our net income. Interest rate fluctuations resulting in our interest expense exceeding interest income would result in operating losses for us.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and financial condition.

We are subject to the risk that the issuer of a security or borrower under a loan may exercise its option to prepay principal earlier than scheduled, forcing us to reinvest the proceeds from such prepayment in lower yielding securities or loans, which may result in a decline in our return. Debt investments frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than par) only if certain prescribed conditions are met. An issuer may choose to redeem a debt security if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. Any such prepayments of our securities or loans could adversely impact our results of operations and financial condition.

We are subject to the risks relating to increases in prepayment rates of debt underlying CMBS.

CMBS are indirectly subject to the risks associated with prepayments (including both voluntary prepayments by the borrowers and liquidations due to defaults and foreclosures) on mortgage loans.

In general, "premium" securities (securities whose market values exceed their principal or par amounts) are adversely affected by faster than anticipated prepayments, and "discount" securities (securities whose principal or par amounts exceed their market values) are adversely affected by slower than anticipated prepayments. Since many CMBS will be discount securities when interest rates are high, and will be premium securities when interest rates are low, these CMBS may be adversely affected by changes in prepayments in any interest rate environment.

The adverse effects of prepayments may impact investments in at least two ways. First, particular investments may experience outright losses, as in the case of interest-only securities in an environment of faster actual or anticipated prepayments. Second, particular investments may under-perform relative to hedges that may have been constructed for these investments, resulting in a loss to us. In particular, prepayments (at par) may limit the potential upside of many CMBS to their principal or par amounts, whereas their corresponding hedges often have the potential for unlimited loss. In addition, in the case of "premium" securities, prepayments at par may result in losses.

Increases in our current expected credit loss ("CECL") reserves could have an adverse effect on our business, financial condition and results of operations.

Our CECL reserves required under the Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC"), Topic 326 "Financial Instruments - Credit Losses," or ASC 326, reflect our current estimate of potential credit losses related to our loans' included in our consolidated balance sheets. Changes to our CECL reserves will be recognized through net income on our consolidated statements of operations. See Notes 2 and 3 to our consolidated financial statements included herein for further discussion of our CECL reserves.

While ASC 326 does not require any particular method for determining CECL reserves, it does specify the reserves should be based on relevant information about past events, including historical loss experience, current portfolio and market conditions, and reasonable and supportable forecasts for the duration of each respective loan. Because our methodology for determining the CECL reserves may differ from the methodologies employed by other companies, our CECL reserves may not be comparable with the CECL reserves reported by other companies. In addition, other than a few narrow exceptions, ASC 326 requires that all financial instruments subject to the CECL model have some amount of loss reserve to reflect the GAAP principal underlying the CECL model that all loans, debt securities, and similar assets have some inherent risk of loss, regardless of credit quality, subordinate capital, or other mitigating factors. We may be required to make further increases to our CECL reserves in the future, depending on the performance of our portfolio and broader market conditions, and there may be volatility in the level of our CECL reserves. If we are required to materially increase our CECL reserves for any reason, such increase could adversely affect our business, financial condition and results of operations.

CECL reserves are difficult to estimate.

Our CECL reserves are evaluated on a quarterly basis. The determination of our CECL reserves requires us to make certain estimates and judgments, which may be difficult to determine. Our estimates and judgments are based on a number of factors, including projected cash flow from the collateral securing our loans, debt structure, including the availability of reserves and recourse guarantees, likelihood of repayment in full at the maturity of a loan, potential for refinancing, the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans and expected market discount rates for varying property types, all of which remain uncertain and are subjective. In determining the adequacy of our CECL reserves, we rely on our experience and our evaluation of economic conditions and market factors. If our assumptions prove to be incorrect, our CECL reserves may not be sufficient to cover losses inherent in our loan portfolio and adjustment may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Consequently, a problem with one or more loans could require us to significantly increase the level of our CECL reserves. Our estimates and judgments may not be correct and, therefore, our results of operations and financial condition could be severely impacted.

Risks Related to Investments in Real Property

Lease terminations or tenant defaults at our real property investments could adversely affect the income produced by these properties, which could harm our operating performance and ability to pay distributions to our stockholders.

The success of our real property investments will depend in large part on the financial viability of our tenants, and accordingly, any change in their business, including as a result of economic events, financial markets, natural disasters or public health or pandemic crises, could adversely affect the income produced by our properties. Our tenants may terminate the lease, fail to make rental payments, decline to extend or renew their lease upon expiration, or declare bankruptcy, any such action would result in loss of rental payments. In addition, in the case of termination or default, we may be unable to attract desirable tenants or lease the property for the amount previously collected. The expenses associated with owning such properties, including debt payments, real estate taxes, maintenance, and insurance, are generally fixed and do not decrease when revenues decrease.

Economic and regulatory changes that impact the real estate market could adversely affect our real property investments and overall financial performance.

We are subject to risks generally attributable to the ownership of real property, including a downturn in market conditions, adverse real estate trends such as increasing vacancy rates and declining rental rates, financial instability by our tenants, and changes in government rules and regulations. Any of these factors could have an adverse effect on our investments in real property and our financial performance.

We may be adversely affected by trends in the office real estate sector.

Many companies are moving toward telecommuting policies and there may be a decline for the demand for office space in the future. The continuation of work-from-home and other policies could lead to an overall decrease in demand for office space and thereby impact the financial performance of our investments in office properties. This would have an adverse effect on our financial condition and ability to make expected distributions to our stockholders.

Risks Related to Debt Financing

For our borrowed money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.

We use borrowings, also known as leverage, to finance the acquisition of a portion of our investments with credit facilities and other borrowings, which may include repurchase agreements and collateralized loan obligations ("CLOs"). The use of leverage increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. If we use leverage to partially finance our investments, through borrowing from banks and other lenders, stockholders will experience increased risks of investing in shares of our common stock. If the value of our assets increases, leverage would cause the net asset value attributable to each of the classes of our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leverage would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net income to increase more than it would without the leverage, while any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make common stock distribution payments. Leverage is generally considered a speculative investment technique. Our ability to execute our strategy using leverage depends on various conditions in the financing markets that are beyond our control, including liquidity and credit spreads. In addition, the decision to utilize leverage will increase our assets and, as a result, will increase the amount of advisory fees and administrative services fees payable to FS Real Estate Advisor.

We have broad authority to utilize leverage and high levels of leverage could hinder our ability to make distributions and decrease the value of stockholders' investment.

Our charter does not limit us from utilizing financing until our borrowings exceed 300% of our total "net assets" (as defined in our charter and in accordance with the North American Securities Administrators Association's Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted on May 7, 2007, or the NASAA REIT Guidelines), which is generally expected to be approximately 75% of the aggregate cost of our investments. Further, we can, and have, incurred financings in excess of this limitation with the approval of our independent directors. High leverage levels would cause us to incur higher interest charges and higher debt service payments and the agreements governing our borrowings may also include restrictive covenants. These factors could limit the amount of cash we have available to distribute to stockholders and could result in a decline in the value of their investment.

Changes in interest rates may affect our cost of capital and net investment income.

Since we use debt to finance a portion of our investments, our net investment income depends, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the performance fee hurdle rate which is used for purposes of calculating the performance fees payable to FS Real Estate Advisor and may result in a substantial increase of the amount of such performance fees.

We may not be able to access financing sources on attractive terms, which could adversely affect our ability to execute our business plan.

We require significant outside capital to fund and grow our business. Our business may be adversely affected by disruptions in the debt and equity capital markets and institutional lending market, including the lack of access to capital or prohibitively high costs of obtaining or replacing capital. A primary source of liquidity for companies in the real estate industry has been the debt and equity capital markets. Access to the capital markets and other sources of liquidity was severely disrupted during the relatively recent global credit crisis and, despite some recent improvements, the markets could suffer another severe downturn and another liquidity crisis could emerge. Based on the current conditions, we do not know whether any sources of capital, other than those currently utilized by us, will be available to us in the future on terms that are acceptable to us. If we cannot obtain sufficient debt and equity capital on acceptable terms, our business and our ability to operate could be severely impacted.

We may not successfully align the maturities of our liabilities with the maturities on our assets, which could harm our operating results and financial condition.

Our general financing strategy is focused on the use of "match-funded" structures. This means that we seek to align the maturities of our liabilities with the maturities on our assets in order to manage the risks of being forced to refinance our liabilities prior to the maturities of our assets. In addition, we plan to match interest rates on our assets with like-kind borrowings, so fixed-rate investments are financed with fixed-rate borrowings and floating-rate assets are financed with floating-rate borrowings, directly or indirectly through the use of interest rate swaps, caps and other financial instruments or through a combination of these strategies. We may fail to appropriately employ match-funded structures on favorable terms, or at all. We may also determine not to pursue a fully match-funded strategy with respect to a portion of our financings for a variety of reasons. If we fail to appropriately employ match-funded strategies or determine not to pursue such a strategy, our exposure to interest rate volatility and exposure to matching liabilities prior to the maturity of the corresponding asset may increase substantially which could harm our operating results, liquidity and financial condition.

We have utilized and may in the future utilize non-recourse securitizations to finance our investments, which may expose us to risks that could result in losses.

We have utilized and may in the future utilize non-recourse securitizations of certain of our investments to generate cash for funding new investments and for other purposes. Such financing generally involves creating a special purpose vehicle, contributing a pool of our investments to the entity, and selling interests in the entity on a non-recourse basis to purchasers (whom we would expect to be willing to accept a lower interest rate to invest in investment-grade loan pools). We would expect to retain all or a portion of the equity and potentially other tranches in the securitized pool of portfolio investments. Prior to any such financings, we may use other financing facilities to finance the acquisition of investments until a sufficient quantity of investments had been accumulated, at which time we would refinance these facilities through a securitization, such as a CLO. The inability to consummate securitizations to finance our investments could require us to seek other forms of less attractive financing, which could adversely affect our performance and our ability to grow our business.

Moreover, conditions in the capital markets, including volatility and disruption in the capital and credit markets, may not permit a securitization at any particular time or may make the issuance of any such securitization less attractive to us even when we do have sufficient eligible assets. We may also suffer losses if the value of the mortgage loans we acquire declines prior to securitization. In addition, we may suffer a loss due to the incurrence of transaction costs related to executing these transactions. To the extent that we incur a loss executing or participating in future securitizations for the reasons described above or for other reasons, it could materially and adversely impact our business and financial condition. The inability to securitize our portfolio may hurt our performance and our ability to grow our business.

We use repurchase agreements to finance our investments, which may expose us to risks that could result in losses.

We use repurchase agreements as a form of leverage to finance our purchase of commercial and multifamily real estate loans and commercial mortgage-backed securities. Although each transaction under our repurchase agreements has its own specific terms, such as identification of the assets subject to the transaction, sale price, repurchase price and rate, our financing subsidiaries remain exposed to the credit risk of each asset because they must purchase the asset from the applicable counterparty on a specified date. In addition, repurchase agreements involve the risk that the counterparty may liquidate the assets underlying the repurchase agreements following the occurrence of an event of default under the applicable repurchase agreement by us. Furthermore, the counterparty may require us to provide additional margin in the form of cash or other forms of collateral under the terms of the applicable repurchase agreement. In addition, the interest costs and other fees associated with repurchase agreement transactions may adversely affect our results of operations and financial condition, and, in some cases, we may be worse off than if we had not used such instruments.

Risks Related to Taxation

Our failure to qualify as a REIT in any taxable year would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders.

We believe that we have been organized and have operated in a manner that have enabled us to qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2017 and will permit us to continue to qualify. We have not requested and do not intend to request a ruling from the Internal Revenue Service (the "IRS") that we qualify to be taxed as a REIT. The U.S. federal income tax laws governing REITs are complex. Judicial and administrative interpretations of the U.S. federal income tax laws governing REIT qualification are limited. To qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature of our assets and our income, the ownership of our outstanding shares, and the amount of our distributions. New legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT. Thus, while we intend to operate so that we will continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. These considerations also might restrict the types of assets that we can acquire in the future.

If we fail to qualify as a REIT in any taxable year, and we do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax and applicable state and local income tax on our taxable income at regular corporate income tax rates, and distributions to our stockholders would not be deductible by us in determining our taxable income. In such a case, we might need to borrow money or sell assets in order to pay our taxes. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT, we no longer would be required to distribute substantially all of our net taxable income to our stockholders. In addition, unless we were eligible for certain statutory relief provisions, we could not re-elect to be taxed as a REIT until the fifth calendar year following the year in which we failed to qualify.

Legislative, regulatory or administrative changes could adversely affect us, our stockholders or our borrowers.

Legislative, regulatory or administrative changes could be enacted or promulgated at any time, either prospectively or with retroactive effect, and may adversely affect us, our stockholders or our borrowers.

The One Big Beautiful Bill Act, which was signed into law on July 4, 2025, made significant changes to the U.S. federal income tax laws in various areas. Among the notable changes, the One Big Beautiful Bill Act permanently extended certain tax provisions that were enacted in the Tax Cuts and Jobs Act of 2017, many of which were set to expire after December 31, 2025.

Further changes to the tax laws, are possible. In particular, the federal income taxation of REITs may be modified, possibly with retroactive effect, by legislative, administrative or judicial action at any time. There can be no assurance that future tax law changes will not increase income tax rates, impose new limitations on deductions, credits or other tax benefits, or make other changes that may adversely affect our business, cash flows or financial performance or the tax impact to a stockholder of an investment in shares of our common stock.

Investors are urged to consult with their tax advisor with respect to the impact of any regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock.

Certain financing activities may subject us to U.S. federal income tax and could have negative tax consequences for our stockholders.

We may enter into financing transactions that could result in us or a portion of our assets being treated as a "taxable mortgage pool" for U.S. federal income tax purposes. If we were to enter into such a transaction, we would be taxed at the highest U.S. federal corporate income tax rate on a portion of the income, referred to as "excess inclusion income," that is allocable to stockholders that are "disqualified organizations," which are generally certain cooperatives, governmental entities and tax-exempt organizations that are exempt from tax on unrelated business taxable income. To the extent that common stock owned by "disqualified organizations" is held in record name by a broker-dealer or other nominee, the broker-dealer or other nominee would be liable for the U.S. federal corporate level tax on the portion of our excess inclusion income allocable to the common stock held by the broker-dealer or other nominee on behalf of the "disqualified organizations." A regulated investment company ("RIC") or other pass-through entity owning our common stock in record name will be subject to tax at the highest U.S. federal corporate tax rate on any excess inclusion income allocated to their owners that are disqualified organizations.

In addition, if we realize excess inclusion income, our stockholders will be subject to special tax rules with respect to their allocable shares of our excess inclusion income. For example, excess inclusion income cannot be offset by net operating losses of our stockholders. If a stockholder is a tax-exempt entity and not a disqualified organization, excess inclusion income is fully taxable as unrelated business taxable income. If a stockholder is a non-U.S. person, excess inclusion income would be subject to a 30% withholding tax without any reduction or exemption pursuant to any otherwise applicable income tax treaty. If the stockholder is a REIT, RIC, common trust fund or other pass-through entity, our allocable share of our excess inclusion income could be considered excess inclusion income of such entity.

We have issued CLOs through a REIT subsidiary that we hold through an intervening partnership. The CLO arrangements are taxable mortgage pools, but the subsidiary REIT structure is intended to prevent any excess inclusion income from being allocated to us or our stockholders, although the IRS might take a different view.

Complying with REIT requirements may force us to liquidate or restructure otherwise attractive investments.

To qualify as a REIT, we generally must ensure that at the end of each calendar quarter at least 75% of the value of our total assets consists of cash, cash items, government securities and qualified real estate assets, including certain mortgage loans and mortgage-backed securities ("MBS"), as well as stock of another REIT. The remainder of our investment in securities (other than qualified assets under the 75% asset test or securities of a taxable REIT subsidiary of ours) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. The 10% value asset test does not apply to "straight debt" securities. Debt will be treated as "straight debt" for these purposes if the debt is a written unconditional promise to pay on demand or on a specified date a certain sum of money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower's discretion, or similar factors. If our subsidiary REIT failed to qualify as a REIT, we would not satisfy the 10% value asset test. In addition, in general, no more than 5% of the value of our assets (other than securities that are qualified assets under the 75% asset test or securities of a taxable REIT subsidiary of ours) can consist of the securities of any one issuer, no more than 25% of the value of our total assets can be represented by "nonqualified publicly offered REIT debt instruments", and for taxable years ending on or before December 31, 2025, no more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries. For taxable years beginning after December 31, 2025, no more than 25% of the value of our assets may be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any quarter, we must correct the failure within 30 days after the end of such calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Distributions or gain on sale may be treated as unrelated business taxable income to U.S. tax-exempt investors in certain circumstances.

If (1) all or a portion of our assets are subject to the rules relating to taxable mortgage pools and the allocation of "excess inclusion income", (2) we are a "pension held REIT," (3) a U.S. tax-exempt stockholder has incurred debt to purchase or hold our common stock, or (4) any residual real estate mortgage investment conduit ("REMIC"), interests we buy or taxable mortgage pool in which we hold the "equity interests" and that is treated as a qualified REIT subsidiary generate "excess inclusion income," then a portion of the distributions to a U.S. tax-exempt stockholder and, in the case of condition (3), gains realized on the sale of common stock by such tax-exempt stockholder may be subject to U.S. federal income tax as unrelated business taxable income under the Code.

Failure to make required distributions would subject us to tax, which would reduce the cash available for distribution to our stockholders.

To qualify as a REIT, we must distribute to our stockholders each year dividends equal to at least 90% of our REIT taxable income (which is computed without regard to the dividends-paid deduction, excludes net capital gain and does not necessarily equal net income as calculated in accordance with generally accepted accounting principles in the United States ("GAAP"). To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax on our undistributed income (including net capital gain). In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than minimum amounts specified under U.S. federal income tax laws. We intend to make distributions to our stockholders in a manner that will satisfy the REIT 90% distribution requirement and avoid corporate income tax and the 4% nondeductible excise tax.

Our taxable income may substantially exceed our net income as determined based on GAAP or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. For example, we may be required to accrue income on mortgage loans, MBS and other types of debt securities or interests in debt securities before we receive any payments of interest or principal on such assets. We may also acquire distressed debt investments that are subsequently modified by agreement with the borrower either directly or indirectly. As a result of amendments to a debt investment, we may be required to recognize taxable income to the extent that the principal amount of the modified debt exceeds our cost of purchasing it prior to the amendments. We may be required under the terms of the indebtedness that we incur, whether to private lenders or pursuant to government programs, to use cash received from interest payments to make principal payments on that indebtedness, with the effect that we will recognize income but will not have a corresponding amount of cash available for distribution to our stockholders. We generally will be required to take certain amounts into income no later than the time they are reflected on certain financial statements. We may generate less cash flow than taxable income in a particular year and find it difficult or impossible to meet the REIT distribution requirement in certain circumstances.

In such circumstances, we may be required to: (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be applied to make investments or repay debt or (iv) make a taxable distribution of our shares as part of a distribution in which stockholders may elect to receive shares or (subject to a limit measured as a percentage of the total distribution) cash, in order to comply with the REIT distribution requirement. Thus, compliance with the REIT distribution requirement may hinder our ability to grow, which could adversely affect the value of our common stock. We may be required to use cash reserves, incur debt, or liquidate non-cash assets at rates or at times that we regard as unfavorable to satisfy the distribution requirement and to avoid corporate income tax and the 4% nondeductible excise tax in that year.

Restrictions on the deduction of all of our interest expense could prevent us from satisfying the REIT distribution requirements and avoiding the incurrence of income or excise taxes.

Certain rules in the Code may limit our ability (and the ability of entities that are not treated as disregarded entities for U.S. federal income tax purposes and in which we hold an interest) to deduct interest expense. Under amended Section 163(j) of the Code, the deduction for business interest expense may be limited to the amount of the taxpayer's business interest income plus 30% of the taxpayer's "adjusted taxable income" unless the taxpayer's gross receipts do not exceed $25 million per year during the applicable testing period or the taxpayer qualifies to elect and elects to be treated as an "electing real property trade or business." A taxpayer's adjusted taxable income will start with its taxable income and add back items of non-business income and expense, depreciation, amortization or depletion, business interest income and business interest expense, net operating losses, any deductions for "qualified business income". A taxpayer that is exempt from the interest expense limitations as an electing real property trade or business is ineligible for certain expensing benefits and is subject to less favorable depreciation rules for real property. The rules for business interest expense will apply to us and at the level of each entity in which or through which we invest that is not a disregarded entity for U.S. federal income tax purposes. To the extent that our interest expense is not deductible, our taxable income will be increased, as will our REIT distribution requirements and the amounts we need to distribute to avoid incurring income and excise taxes.

We may be required to report taxable income for certain investments in excess of the economic income we ultimately realize from them.

We may acquire interests in debt instruments in the secondary market for less than their face amount. The discount at which such interests in debt instruments are acquired may reflect doubts about the ultimate collectability of the underlying loans rather than current market interest rates. The amount of such discount will nevertheless generally be treated as "market discount" for U.S. federal income tax purposes. We expect to accrue market discount on the basis of a constant yield to maturity of the relevant debt instrument, based generally on the assumption that all future payments on the debt instrument will be made. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made. Payments on residential mortgage loans are ordinarily made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions in a subsequent taxable year.

Similarly, some of the securities that we acquire may have been issued with original issue discount. We will be required to report such original issue discount based on a constant yield method and will be taxed based on the assumption that all future projected payments due on such securities will be made. If such securities turn out not to be fully collectible, an offsetting loss deduction will become available only in the later year that uncollectability is probable.

Finally, in the event that any debt instruments or other securities acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. Similarly, we may be required to accrue interest income with respect to subordinate mortgage-backed securities at their stated rate regardless of whether corresponding cash payments are received or are ultimately collectible. In each case, while we would in general ultimately have an offsetting loss deduction available to us when such interest was determined to be uncollectible, the utility of that deduction could depend on our having taxable income in that later year or thereafter.

Due to each of these potential timing differences between income recognition or expense deduction and the related cash receipts or disbursements, there is a significant risk that we may have substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other actions to satisfy the REIT distribution requirement.

Our ownership of and relationship with any TRS which we may form or acquire will be subject to limitations, and a failure to comply with the limits could jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. Overall, for taxable years beginning on or after January 1, 2026, no more than 25% of the value of a REIT's assets may consist of stock and securities of one or more TRSs. In addition, the TRS rules impose a 100% excise tax on IRS adjustments to certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

Any domestic TRS that we may form or acquire would pay U.S. federal, state and local income tax on its taxable income, and its after-tax net income would be available for distribution to us but would not be required to be distributed to us by such domestic TRS. We will monitor the value of our interests in TRSs to ensure compliance with the rule that no more than 25% of the value of our assets may consist of TRS stock and securities (which is applied at the end of each calendar quarter). In addition, we will scrutinize all of our transactions with TRSs to ensure that they are entered into on arm's length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the TRS limitations or to avoid application of the 100% excise tax discussed above.

Liquidation of our assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our portfolio assets to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets in transactions that are considered to be prohibited transactions.

Characterization of any repurchase agreements we enter into to finance our portfolio assets as sales for tax purposes rather than as secured lending transactions would adversely affect our ability to qualify as a REIT.

We may enter into repurchase agreements with a variety of counterparties to achieve our desired amount of leverage for the assets in which we intend to invest. When we enter into a repurchase agreement, we generally sell assets to our counterparty to the agreement and receive cash from the counterparty. The counterparty is obligated to resell the assets back to us at the end of the term of the transaction. We believe that for U.S. federal income tax purposes we will be treated as the owner of the assets that are the subject of repurchase agreements and that the repurchase agreements will be treated as secured lending transactions notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that we did not own these assets during the term of the repurchase agreements, in which case we could fail to qualify as a REIT.

The failure of a mezzanine loan to qualify as a real estate asset would adversely affect our ability to qualify as a REIT.

We may acquire mezzanine loans, which are loans secured by equity interests in a partnership or limited liability company that directly or indirectly owns real property. In Revenue Procedure 2003-65, the IRS provided a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We may acquire mezzanine loans that may not meet all of the requirements for reliance on this safe harbor. In the event we own a mezzanine loan that does not meet the safe harbor, the IRS could challenge such loan's treatment as a real estate asset for purposes of the asset and income tests, and if such a challenge were sustained, we could fail to qualify as a REIT.

Investments in certain financial assets will not qualify as "real estate assets" or generate "qualifying income" for purposes of the 75% real estate asset and gross income qualification requirements and, as a result, our ability to make such investments will be limited.

To qualify as a REIT for U.S. federal income tax purposes, we must comply with certain asset and gross income qualification requirements. Because of these REIT qualification requirements, our ability to acquire certain financial assets such as asset-backed securities, or ABS, will be limited, or we may be required to make such investments through a TRS. In the event that we were to make such an investment through a domestic TRS, any income or gain from such ABS would generally be subject to U.S. federal, state and local corporate income tax, which may reduce the cash flow generated by us and our subsidiaries in the aggregate, and our ability to make distributions to our stockholders. Our ability to make such investments through a TRS is limited, however, because of the REIT qualification requirement that no more than 20% of the value of our total assets can be comprised of stock and securities held by us in TRSs, and that 75% of our gross income must come from certain specified real estate sources.

Complying with REIT requirements may cause us to forego otherwise attractive investment opportunities or financing or hedging strategies.

Any income from a hedging transaction we enter into (1) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in the Treasury Regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests, or (3) to hedge existing hedging transactions after all or part of the hedged indebtedness or property has been disposed of, which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income tests. Our annual gross income from non-qualifying hedges, together with any other income not generated from qualifying real estate assets, cannot exceed 25% of our gross income (excluding for this purpose, gross income from qualified hedges). In addition, our aggregate gross income from non-qualifying hedges, fees, and certain other non-qualifying sources cannot exceed 5% of our annual gross income (excluding for this purpose, gross income from qualified hedges). As a result, we might have to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities or expose us to greater risks associated with changes in interest rates than we would otherwise not want to bear. We may even be required to altogether forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our investment performance.

Even if we qualify as a REIT, we may face tax liabilities that reduce our cash flow.

Even if we qualify as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes. In addition, any domestic TRS we own will be subject to U.S. federal, state and local corporate taxes. In order to meet the REIT qualification requirements, or to avoid the imposition of a 100% tax that applies to certain gains derived by a REIT from sales of inventory or property held primarily for sale to customers in the ordinary course of business, we may hold some of our assets through TRS. Any taxes paid by such subsidiary corporations would decrease the cash available for distribution to our stockholders.

The ownership limits that apply to REITs, as prescribed by the Code and by our charter, may inhibit market activity in shares of our common stock and restrict our business combination opportunities.

In order for us to qualify as a REIT, not more than 50% in value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after the first year for which we elect to be taxed as a REIT. Additionally, at least 100 persons must beneficially own our stock during at least 335 days of a taxable year (other than the first taxable year for which we elect to be taxed as a REIT). Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Our charter also provides that, unless exempted by our board of directors prospectively or retroactively, no person may own more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock or 9.8% in value of the outstanding shares of stock of all classes and series. Our board of directors may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limits or establish a different limit on ownership, or excepted holder limit, for a particular stockholder if the stockholder's ownership in excess of the ownership limits would not result in our being "closely held" under Section 856(h) of the Code or otherwise failing to qualify as a REIT. These ownership limits could delay or prevent a transaction or a change in control of our Company that might involve a premium price for our shares of common stock or otherwise be in the best interest of our stockholders.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax unless a safe harbor exception applies. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held as inventory or primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to sell or securitize loans in a manner that was treated as a sale of the loans as inventory for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans, other than through a TRS, and we may be required to limit the structures we use for our securitization transactions, even though such sales or structures might otherwise be beneficial for us.

Stockholders may have current tax liability on distributions they elect to reinvest in our common stock.

If stockholders participate in our distribution reinvestment plan, they will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. Therefore, unless such stockholder is a tax-exempt entity, it may be forced to use funds from other sources to pay its tax liability on the reinvested dividends.

Ordinary dividends paid by REITs generally do not qualify for the reduced tax rates applicable to "qualified dividend income."

Dividends paid by C corporations to domestic stockholders that are individuals, trusts and estates currently are generally taxed at a maximum federal income tax rate of 20% as qualified dividend income. Dividends payable by REITs, however, are generally not eligible for the reduced rates applicable to qualified dividend income, except to the extent designated as capital gain dividends or qualified dividend income. The more favorable rates currently applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in stock of non-REIT corporations that pay dividends, even taking into account the deduction of up to 20% of qualified REIT dividends received by non-corporate U.S. stockholders.

We may choose to pay dividends in our own stock, in which case our stockholders may be required to pay income taxes in excess of the cash dividends received.

Under IRS Revenue Procedure 2017-45, as a publicly offered REIT we may give stockholders a choice, subject to various limits and requirements, of receiving a dividend in cash or in common stock of the REIT. As long as at least 20% of the total dividend is available in cash and certain other requirements are satisfied, the IRS will treat the stock distribution as a dividend (to the extent applicable rules treat such distribution as being made out of the REIT's earnings and profits). Taxable stockholders receiving such dividends will be required to include in income the full amount of the dividend income to the extent of our current and accumulated earnings and profits for federal income tax purposes. As a result, a U.S. stockholder may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the NAV per share of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock.

Our qualification as a REIT and exemption from U.S. federal income tax with respect to certain income may be dependent on the accuracy of legal opinions rendered or advice given or statements by the issuers of assets that we acquire, and the inaccuracy of any such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

When purchasing securities, we may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining whether such securities represent debt or equity securities for U.S. federal income tax purposes and to what extent those securities constitute real estate assets for purposes of the asset tests and produce income which qualifies under the 75% gross income test. In addition, when purchasing the equity tranche of a securitization, we may rely on opinions or advice of counsel regarding the qualification of the securitization for exemption from U.S. corporate income tax and the qualification of interests in such securitization as debt for U.S. federal income tax purposes. The inaccuracy of any such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

Our ability to invest in and dispose of "to be announced" securities could be limited by our REIT qualification requirements, and we could fail to qualify as a REIT as a result of these investments.

We may purchase RMBS issued by government-sponsored entities ("Agency RMBS") through "to-be-announced" forward contracts ("TBAs") or dollar roll transactions. In certain instances, rather than take delivery of the Agency RMBS subject to a TBA, we may dispose of the TBA through a dollar roll transaction in which we agree to purchase similar securities in the future at a predetermined price or otherwise, which may result in the recognition of income or gains. We will account for any dollar roll transactions as purchases and sales. The law is unclear regarding whether TBAs will be qualifying assets for the 75% asset test and whether income and gains from dispositions of TBAs will be qualifying income for the 75% gross income test.

Unless we are advised by counsel that TBAs should be treated as qualifying assets for purposes of the 75% asset test, we will limit our investment in TBAs and any other non-qualifying assets to no more than 25% of our total assets at the end of any calendar quarter. Furthermore, until we are advised by counsel that income and gains from the disposition of TBAs should be treated as qualifying income for purposes of the 75% gross income test, we will limit our gains from dispositions of TBAs and any other non-qualifying income to no more than 25% of our total gross income for each calendar year. Accordingly, our ability to purchase Agency RMBS through TBAs and to dispose of TBAs, through dollar roll transactions or otherwise, could be limited.

Moreover, even if we are advised by counsel that TBAs should be treated as qualifying assets or that income and gains from dispositions of TBAs should be treated as qualifying income, it is possible that the IRS could successfully take the position that such assets are not qualifying assets and such income is not qualifying income. In that event, we could be subject to a penalty tax or we could fail to qualify as a REIT if (i) the value of our TBAs, together with our non-qualifying assets for the 75% asset test, exceeded 25% of our gross assets at the end of any calendar quarter, or (ii) our income and gains from the disposition of TBAs, together with our non-qualifying income for the 75% gross income test, exceeded 25% of our gross income for any taxable year.

Our investments in construction loans may require us to make estimates about the fair value of land improvements that may be challenged by the IRS.

We may invest in construction loans, the interest from which will be qualifying income for purposes of the gross income tests, provided that the loan value of the real property securing the construction loan is equal to or greater than the highest outstanding principal amount of the construction loan during any taxable year. For purposes of construction loans, the loan value of the real property is the fair value of the land plus the reasonably estimated cost of the improvements or developments (other than personal property) that secure the loan and that are to be constructed from the proceeds of the loan. There can be no assurance that the IRS would not challenge our estimate of the loan value of the real property.

There may be tax consequences to any modifications to our borrowings, any hedging transactions and other contracts to replace references to LIBOR.

Many of our loan agreements were previously linked to LIBOR, or we may have entered into derivatives and held or acquired assets with LIBOR-based terms. We have renegotiated such LIBOR-based instruments to replace references to LIBOR. Under current law, certain modifications of terms of LIBOR-based instruments may have tax consequences, including deemed taxable exchanges of the pre-modification instrument for the modified instrument. Treasury Regulations, effective March 7, 2022, treat certain modifications that would be taxable events under current law as non-taxable events. The Treasury Regulations also permit REMICs to make certain modifications without losing REMIC qualification. The Treasury Regulations do not discuss REIT-specific issues of modifications to LIBOR-based instruments. The IRS has also issued Revenue Procedure 2020-44, which provides additional guidance to facilitate the market's transition from LIBOR rates. This guidance clarifies the treatment of certain debt instruments modified to replace LIBOR- based terms. We have attempted to migrate to a post-LIBOR environment without jeopardizing our REIT qualification or suffering other adverse tax consequences but can give no assurances that we have been successful.

Foreclosures may impact our ability to qualify as a REIT and minimize tax liabilities.

If we foreclose, or consider foreclosing, on properties securing defaulted loans that we hold, we will have to consider the impact that taking ownership of such properties would have on our ability to continue to qualify to be taxed as a REIT and any tax liabilities attributable thereto if we continue to qualify as a REIT. In certain cases, the operation of real property will not generate qualifying rents from real property for purposes of the gross income tests, e.g., income from operation of a hotel. In certain circumstances, we will be able to make an election with the IRS to treat property we take possession of in a foreclosure as "foreclosure property." If, and for so long as, such property qualifies as "foreclosure property," income therefrom is treated as qualifying income for purposes of both gross income tests and gain from the sale of such property will not be subject to the 100% prohibited transaction tax for dealer sales, regardless of our how short our holding period in such property is when we sell such property or other dealer sales considerations. On the other hand, net income with respect to a property for which we've made a foreclosure property election that would not otherwise be qualifying income for purposes of the gross income tests will be subject to corporate income tax. In certain circumstances, the IRS might argue that a particular property did not qualify for a foreclosure property election or that its status as a foreclosure property terminated while we believed it continued to qualify, possibly causing us to fail one or both gross income tests or causing any gain from the sale of such property to be subject to the prohibited transaction tax.

Risks Related to Retirement Plans

If the fiduciary of an employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") fails to meet the fiduciary and other standards under ERISA, the Code or common law as a result of an investment in our stock, the fiduciary could be subject to liability, including civil penalties.

There are special considerations that apply to investing in our shares on behalf of benefit plan investors, as defined in ERISA § 3(42), including a trust, pension, profit sharing or 401(k) plans, health or welfare plans, trusts, IRAs, or Keogh plans. If stockholders are investing the assets of any of the entities identified in the prior sentence in our Class T shares, Class S shares, Class D shares, Class M shares or Class I shares, stockholders should satisfy themselves that:

- the investment is consistent with their fiduciary obligations under applicable law, including common law, ERISA and the Code;
- the investment is made in accordance with the documents and instruments governing the trust, plan or IRA, including a plan's investment policy;
- the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Code;
- the investment will not impair the liquidity of the trust, plan or IRA;
- the investment will not produce "unrelated business taxable income" for the plan or IRA;

- our stockholders will be able to value the assets of the plan annually in accordance with ERISA requirements and applicable provisions of the plan or IRA; and

- the investment will not constitute a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the Code.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA, the Code, or other applicable statutory or similar law may result in the imposition of liability, including civil penalties, and can subject the fiduciary to equitable remedies. In addition, if an investment in our shares constitutes a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the Code, the fiduciary that authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount involved.

If our assets at any time are deemed to constitute "plan assets" under ERISA, that may lead to the rescission of certain transactions, tax or fiduciary liability and our being held in violation of certain ERISA and Code requirements.

Stockholders subject to ERISA should consult their own advisors as to the effect of ERISA on an investment in our Class T shares, Class S shares, Class D shares, Class M shares or Class I shares. If our assets are deemed to constitute "plan assets" of stockholders that are ERISA Plans (as defined below) (i) certain transactions that we might enter into in the ordinary course of our business might have to be rescinded and may give rise to certain excise taxes and fiduciary liability under Title I of ERISA and/or Section 4975 of the Code; (ii) our management, as well as various providers of fiduciary or other services to us (including our adviser), and any other parties with authority or control with respect to us or our assets, may be considered fiduciaries or otherwise parties in interest or disqualified persons for purposes of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code; and (iii) the fiduciaries of stockholders that are ERISA Plans would not be protected from "co-fiduciary liability" resulting from our decisions and could be in violation of certain ERISA requirements.

Accordingly, prospective investors that are (i) "employee benefit plans" (within the meaning of Section 3(3) of ERISA), which are subject to Title I of ERISA; (ii) "plans" defined in Section 4975 of the Code, which are subject to Section 4975 of the Code (including "Keogh" plans and "individual retirement accounts"); or (iii) entities whose underlying assets are deemed to include plan assets within the meaning of Section 3(42) of ERISA and the regulations thereunder (e.g., an entity of which 25% or more of the total value of any class of equity interests is held by "benefit plan investors") (each such plan, account and entity described in clauses (i), (ii) and (iii) we refer to as "ERISA Plans") should consult with their own legal, tax, financial and other advisors prior to investing to review these implications in light of such investor's particular circumstances. The sale of our common stock to any ERISA Plan is in no respect a representation by us or any other person associated with the offering of our shares of common stock that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C.   Cybersecurity.

Cybersecurity

As an externally advised company, our day-to-day operations are managed by our adviser and our executive officers under the oversight of our board of directors. Our executive officers are senior Future Standard professionals and our adviser is an affiliate of Future Standard. As such, we are reliant on Future Standard for assessing, identifying and managing material risks to our business from cybersecurity threats.

Our business is dependent on the communications and information systems of the adviser, as an affiliate of Future Standard. We also rely on the communications and systems of other third-party service providers. Future Standard has implemented a cybersecurity program that applies to all of its subsidiaries and affiliates, including us and our operations.

Cybersecurity Program Overview

Future Standard has instituted a cybersecurity program designed to identify, assess, and manage cybersecurity risks applicable to us. The cybersecurity risk management program involves, among other things, risk assessments, implementation of security measures, and ongoing monitoring of systems and networks, including networks on which we rely. Future Standard actively monitors the current threat landscape in an effort to identify material risks arising from new and evolving cybersecurity threats, including material risks faced by us.

We rely on Future Standard to engage external experts, including cybersecurity assessors, consultants and auditors to evaluate cybersecurity measures and risk management processes, including those applicable to us. We are also included in the Future Standard risk management program and processes, which include cybersecurity risk assessments.

We depend on and engage various third parties, including suppliers, vendors and service providers, to operate our business. We rely on the expertise of the third-party risk management, legal, information technology and compliance personnel of the adviser and Future Standard, including the Chief Information Security Officer ("CISO"), of Future Standard, when identifying and overseeing risks from cybersecurity threats associated with our use of such entities.

Board Oversight of Cybersecurity Risks

The audit committee of the board of directors (the "Audit Committee"), provides strategic oversight on cybersecurity matters, including risks associated with cybersecurity threats. The Audit Committee receives periodic updates from the Future Standard CISO and our Chief Compliance Officer ("CCO") regarding the overall state of the Future Standard cybersecurity program, information on the current threat landscape, and risks from cybersecurity threats and cybersecurity incidents impacting us.

Management's Role in Cybersecurity Risk Management

Our management, including our CCO, is responsible for assessing and managing material risks from cybersecurity threats. The CCO oversees our risk management function generally and relies on the Future Standard CISO to assist with assessing and managing material risks from cybersecurity threats. The CISO has over 10 years of experience in actively managing cybersecurity and information security programs for financial services companies with complex information systems. The CCO has been responsible for this oversight function as our CCO for over 10 years and has worked in the financial services industry for over 40 years, during which the CCO has gained expertise in assessing and managing risk applicable to us.

Management is informed about and monitors the prevention, detection, mitigation and remediation of cybersecurity incidents impacting us, including through the receipt of notifications from service providers and reliance on communications with risk management, legal, information technology and/or compliance personnel of the adviser and Future Standard.

Assessment of Cybersecurity Risk

The potential impact of risks from cybersecurity threats on us are assessed on an ongoing basis, and how such risks could materially affect our business strategy, operational results, and financial condition are regularly evaluated. During the reporting period, we have not identified any impact from cybersecurity threats, including as a result of previous cybersecurity incidents, that we believe have materially affected, or are reasonably likely to materially affect us, including our business strategy, operational results, and financial condition.

Item 2.   Properties.

Our headquarters are located at 3025 JFK Boulevard, OFC 500 Philadelphia, Pennsylvania 19104. We believe that these office facilities are suitable and adequate for our business as it is presently conducted. Information regarding our investment in real estate properties as of December 31, 2025 is included in "Part II Item 8. "Notes to Consolidated Financial Statements - Note 5. Real Estate" of this Annual Report on Form 10-K.

Item 3.   Legal Proceedings.

We are not currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us. From time to time, we may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. While the outcome of any legal proceedings cannot be predicted with certainty, we do not expect that these proceedings will have a material adverse effect upon our financial condition or results of operations.

Item 4.   Mine Safety Disclosures.

Not applicable.

PART II—OTHER INFORMATION

Many of the amounts and percentages presented in Part II have been rounded for convenience of presentation, and all dollar amounts, excluding share and per share amounts, are presented in thousands unless otherwise noted.

Item 5.   **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

Market Information

There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the foreseeable future. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations. As of March 6, 2026, we had 69 record holders of our Class F common stock, 1 record holder of Class Y common stock, 242 record holders of Class T common stock, 8,796 record holders of Class S common stock, 184 record holders of Class D common stock, 1,361 record holders of Class M common stock, and 5,991 record holders of Class I common stock.

The following table presents our monthly NAV per share for each of the seven classes of shares from January 31, 2024 through December 31, 2025:

	Class S	Class T	Class D	Class M	Class I	Class F	Class Y
January 31, 2024	$ 25.0610	$ 24.8252	$ 24.8777	$ 24.9280	$ 24.1936	$ 25.2173	$ 24.1537
February 29, 2024	25.0729	24.8374	24.8892	24.9380	24.1966	25.2457	24.1575
March 31, 2024	25.0585	24.8193	24.8683	24.9228	24.1759	25.2518	24.1385
April 30, 2024	25.0681	24.8300	24.8801	24.9312	24.1772	25.2783	24.1415
May 31, 2024	25.0849	24.8467	24.8989	24.9476	24.1893	25.3147	24.1526
June 30, 2024	25.0935	24.8557	24.9121	24.9554	24.1899	25.3414	24.1546
July 31, 2024	25.1043	24.8682	24.9245	24.9703	24.2043	25.3694	24.1684
August 31, 2024	25.0766	24.8374	24.8932	24.9427	24.1719	25.3474	24.1410
September 30, 2024	25.0716	24.8313	24.8886	24.9376	24.1693	25.3464	24.1389
October 31, 2024	25.0931	24.8504	24.9097	24.9586	24.1865	25.3725	24.1597
November 30, 2024	25.0423	24.8019	24.8597	24.9084	24.1365	25.3364	24.1079
December 31, 2024	25.0905	24.8426	24.9076	24.9559	24.1852	25.3888	24.1558
January 31, 2025	25.1032	24.8588	24.9175	24.9704	24.2022	25.4092	24.1743
February 28, 2025	24.9672	24.7254	24.7813	24.8336	24.0699	25.2770	24.0388
March 31, 2025	24.9776	24.7334	24.7865	24.8445	24.0719	25.2883	24.0411
April 30, 2025	24.9753	24.7289	24.7822	24.8449	24.0638	25.2988	24.0388
May 31, 2025	24.9740	24.7300	24.7791	24.8374	24.0580	25.2941	24.0324
June 30, 2025	24.9464	24.7024	24.7509	24.8097	24.0308	25.2702	24.0070
July 31, 2025	24.9478	24.7011	24.7488	24.8115	24.0333	25.2737	24.0093
August 31, 2025	24.9517	24.7042	24.7510	24.8158	24.0365	25.2833	24.0144
September 30, 2025	24.8920	24.6443	24.6906	24.7559	23.9786	25.2277	23.9572
October 31, 2025	24.8698	24.6154	24.6665	24.7332	23.9553	25.2104	23.9365
November 30, 2025	24.8627	24.6071	24.6594	24.7259	23.9470	25.2072	23.9284
December 31, 2025	24.8478	24.5916	24.6437	24.7109	23.9307	25.1960	23.9138

Distributions

The following table reflects the amount of cash distributions that the Company paid on its common stock during the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,					
		2025		**2024**		**2023**
Distributions:						
Paid or payable in cash	$	109,284	$	109,782	$	99,630
Reinvested in shares		107,208		107,457		94,543
Total distributions	$	216,492	$	217,239	$	194,173
Source of distributions:						
Cash flows from operating activities[1]	$	216,492	$	217,239	$	194,173
Offering proceeds		—		—		—
Total sources of distributions	$	216,492	$	217,239	$	194,173
Net cash provided by operating activities[2]	$	190,638	$	236,726	$	256,752

(1)   As of December 31, 2025, the Company's inception to date cash flows from operating activities have funded 100% of its distributions.

(2)   Cash flows from operating activities are supported by expense support payments from FS Real Estate Advisor and Rialto pursuant to the Company's expense limitation agreement. See Note 7 to our consolidated financial statements included herein for additional information regarding the Company's expense limitation agreement.

Share Repurchases

We have adopted an amended and restated Share Repurchase Plan (the "Share Repurchase Plan"), whereby on a monthly basis, stockholders may request that we repurchase all or any portion of their shares. Prior to September 2019, Class F shares and Class Y shares were not eligible to participate in our share repurchase program. We may repurchase fewer shares than have been requested in any particular month to be repurchased under our Share Repurchase Plan, or none at all, in our discretion at any time. The repurchase of shares is limited to no more than 2% of our aggregate NAV per month of all classes of shares then participating in our Share Repurchase Plan and no more than 5% of our aggregate NAV per calendar quarter of all classes of shares then participating in our Share Repurchase Plan, which means that in any 12-month period, we limit repurchases to approximately 20% of the total NAV of all classes of shares then participating in the Share Repurchase Plan.

During the three months ended December 31, 2025, we repurchased shares of our common stock in the following amounts, which represented all of the share repurchase requests received for the same period:

Period	Total Number of Shares Purchased	Repurchases as a Percentage of Shares Outstanding	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares Pending Purchase Pursuant to Publicly Announced Plans or Programs[1]
October 1 - October 31, 2025	1,302,067	1.06%	$ 24.37	1,302,067	—
November 1 - November 30, 2025	1,723,795	1.40%	$ 24.41	1,723,795	—
December 1 - December 31, 2025	1,572,598	1.28%	$ 24.52	1,572,598	—
Total	4,598,460			4,598,460	

(1)   Repurchases are limited, as described above.

Sales of Unregistered Securities

On January 2, 2025, we received $5,500,000 relating to the sale of approximately 277,870 Class I shares to an accredited investor at the per share price of $24.1365. On May 1, 2025 we received $600,000 relating to the sale of approximately 24,925 Class I shares to an accredited investor at the per share price of $24.0719. On July 1, 2025, we received $3,000,000 relating to the sale of approximately 124,698 Class I shares to an accredited investor at the per share price of $24.0580. On August 1, 2025, we received $451,600 relating to the sale of approximately 18,792 Class I shares to an accredited investor at the per share price of $24.0308. The sales of securities were made pursuant to a private placement exempt from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

Item 6.   Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (in thousands, except share and per share amounts).

The information contained in this section should be read in conjunction with our consolidated financial statements and related notes thereto appearing elsewhere in this Annual Report on Form 10-K. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those discussed in Part I Item 1A — "Risk Factors" in this Annual Report on Form 10-K.

Introduction

We were incorporated under the general corporation laws of the State of Maryland on November 7, 2016 and formally commenced investment operations on September 13, 2017. We are managed by FS Real Estate Advisor pursuant to an advisory agreement between us and FS Real Estate Advisor. FS Real Estate Advisor is a subsidiary of our sponsor, Future Standard, a national sponsor of alternative investment funds designed for the individual investor. FS Real Estate Advisor has engaged Rialto to act as its sub-adviser. We are currently conducting a public offering of up to $2,750,000 of our Class T, Class S, Class D, Class M and Class I shares of common stock pursuant to a registration statement on Form S-11 filed with the SEC consisting of up to $2,400,000 in shares in our primary offering and up to $350,000 in shares pursuant to our distribution reinvestment plan. We are also conducting a private offering of our Class I common stock to certain accredited investors.

We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2017. We intend to be an investment vehicle of indefinite duration focused on real estate debt investments and other real estate-related assets. The shares of common stock are generally intended to be sold and repurchased by us on a continuous basis. We intend to conduct our operations so that we are not required to register under the 1940 Act.

Our primary investment objectives are to: provide current income in the form of regular, stable cash distributions to achieve an attractive distribution yield; preserve and protect invested capital; realize appreciation in NAV from proactive investment management and asset management; and provide an investment alternative for stockholders seeking to allocate a portion of their long-term investment portfolios to commercial real estate debt.

Our investment strategy is to originate, acquire and manage a portfolio of senior loans secured by commercial real estate primarily in the United States. We are focused on senior floating-rate mortgage loans, but we may also invest in other real estate-related assets, including: (i) other commercial real estate mortgage loans, including fixed-rate loans, subordinated loans, B-Notes, mezzanine loans and participations in commercial mortgage loans; and (ii) commercial real estate securities, including CMBS, unsecured debt of listed and non-listed REITs, collateralized debt obligations and equity or equity-linked securities. To a lesser extent we may invest in warehouse loans secured by commercial or residential mortgages, credit loans to commercial real estate companies, residential mortgage-backed securities, or RMBS, and portfolios of single-family home mortgages.

The success of our activities is affected by general economic and market conditions, including, among others, interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws and trade barriers. These factors could affect the level and volatility of securities prices and the liquidity of our investments. Volatility or illiquidity could impair our profitability or result in losses. These factors also could adversely affect the availability or cost of our leverage, which would result in lower returns. Future market disruptions and/or illiquidity would be expected to have an adverse effect on our business, financial condition, results of operations and cash flows. Unfavorable economic conditions also would be expected to increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events have limited and could continue to limit our investment originations, limit our ability to grow and have a material negative impact on our operating results and the fair values of our debt and equity investments.

Macroeconomic Environment

CRE market sentiment improved in Q4 2025, supported by 175 basis points (bps) of Fed rate cuts since September 2024 and a rebound in transaction activity. Property values have largely stabilized, and limited new construction has helped restore supply-demand balance across most sectors. However, valuation uncertainty persists, particularly in the office sector, where older, less amenitized assets continue to face structural challenges. A $1.7 trillion maturity wall over the next two years also presents refinancing risk, especially for borrowers with loans previously extended or modified.

In this environment, senior CRE debt remains attractive for its income potential and downside protection, but the outlook is not without risk. Tight cap rate spreads leave little room for pricing error, and any macroeconomic deterioration could pressure valuations and borrower performance. While loan delinquencies appear to be leveling off, distress remains elevated in certain sectors, and workouts may continue to weigh on lender returns. As the market transitions into a new cycle, disciplined underwriting and selectivity will be critical to navigating both the opportunities and risks ahead.

Portfolio Overview

Loan Portfolio Overview

The following table details activity in our loans receivable portfolio for the years ended December 31, 2025 and 2024:

	For the Year Ended December 31,	
	2025	**2024**
Loan fundings[1]	$ 2,400,194	$ 1,403,335
Loan repayments[2][3]	(1,853,203)	(1,419,698)
Total net fundings (repayments)	$ 546,991	$ (16,363)

(1) Includes new loan originations and additional fundings made under existing loans.
(2) Excludes payment held by servicer and recorded as "Receivable for investments sold and repaid" as of the years ended December 31, 2025 and 2024.
(3) Inclusive of $66,869 of amortized cost for a loan modification accounted for as a new loan for GAAP purposes. Effective on September 19, 2024, a new collateral secured loan with a new unrelated borrower was entered into from a previously owned risk rated 4 senior loan with a principal balance of $74,299. As a part of the new agreement, the new borrower agreed to pay the Company an amount equal to $7,430 in principal balance. The new loan has a risk rating of 3 as of December 31, 2024.

The following table details overall statistics for our loans receivable portfolio as of December 31, 2025 and 2024:

	December 31,	
	2025	**2024**
Number of loans	140	145
Principal balance	$ 7,845,350	$ 7,507,083
Net book value	$ 7,764,337	$ 7,402,810
Unfunded loan commitments[1]	$ 332,562	$ 254,768
Weighted-average cash coupon[2]	+3.31%	+3.50%
Weighted-average all-in yield[2][3]	+3.41%	+3.68%
Weighted-average maximum maturity (years)[4]	2.5	2.4

(1) We may be required to provide funding when requested by the borrower in accordance with the terms of the underlying agreements.
(2) Our floating rate loans are expressed as a spread over SOFR. In addition to cash coupon, all-in yield includes accretion of discount (amortization of premium) and accrual of exit fees. For loans placed on non-accrual, the interest rate used in calculating weighted-average cash coupon and weighted-average all-in yield is 0%.
(3) As of December 31, 2025 and 2024, the one-month SOFR rate was 3.69% and 4.50%, respectively.
(4) Maximum maturity assumes all extension options are exercised by the borrowers; however loans may be repaid prior to such date.

The following table provides details of our loan receivable, held-for-investment portfolio, on a loan-by-loan basis, as of December 31, 2025:

	Loan Type	Origination Date[1]	Total Loan	Principal Balance	Net Book Value	Cash Coupon[2]	All-in Yield[2]	Maximum Maturity[3]	Location	Property Type	LTV[1]
					Multifamily						
1	Senior Loan	6/9/2022	$ 365,110	$ 358,849	$ 360,142	+3.30%	+3.35%	6/9/2027	Various	Multifamily	74%
2	Senior Loan	7/14/2023	156,500	156,500	156,654	+3.40%	+3.44%	7/9/2028	Various	Multifamily	69%
3	Senior Loan	6/8/2022	144,160	144,160	144,980	+3.89%	+4.03%	6/9/2027	New York, NY	Multifamily	73%
4	Senior Loan	6/4/2025	135,200	135,200	135,192	+2.55%	+2.55%	6/9/2030	Chicago, IL	Multifamily	74%
5	Senior Loan	11/20/2025	118,000	118,000	117,976	+2.25%	+2.26%	12/9/2030	Las Colinas, TX	Multifamily	73%
6	Senior Loan	5/26/2022	108,500	102,037	102,590	+3.40%	+3.55%	6/9/2027	Mesa, AZ	Multifamily	67%
7	Senior Loan	12/21/2021	93,900	90,796	90,781	+3.80%	+3.80%	1/9/2027	Houston, TX	Multifamily	76%
8	Senior Loan	11/18/2024	92,500	92,500	88,190	+2.50%	+4.86%	12/5/2026	Queens, NY	Multifamily	75%
9	Senior Loan	5/13/2022	89,500	89,500	89,857	+4.25%	+4.36%	5/9/2027	New York, NY	Multifamily	58%
10	Senior Loan	2/4/2022	89,000	89,000	88,961	+3.85%	+4.16%	2/1/2026	Temecula, CA	Multifamily	75%
11	Senior Loan	7/20/2022	85,690	81,375	81,553	+3.65%	+3.72%	8/9/2027	Phoenix, AZ	Multifamily	61%
12	Senior Loan	4/29/2022	85,000	85,000	84,940	+3.55%	+3.55%	5/6/2027	Reseda, CA	Multifamily	69%
13	Senior Loan	5/13/2022	83,885	83,885	84,220	+4.25%	+4.36%	5/9/2027	New York, NY	Multifamily	60%
14	Senior Loan	2/14/2025	75,000	75,000	74,982	+3.00%	+3.01%	2/9/2030	Davenport, FL	Multifamily	70%
15	Senior Loan	12/15/2021	73,620	73,620	73,447	+3.10%	+3.10%	12/9/2026	Sunny Isles Beach, FL	Multifamily	74%
16	Senior Loan	12/24/2025	69,600	69,600	69,575	+2.75%	+2.76%	1/9/2031	Venice, FL	Multifamily	74%
17	Senior Loan	4/26/2022	68,498	66,424	66,360	+3.82%	+3.82%	5/9/2027	Tucson, AZ	Multifamily	68%
18	Senior Loan	9/10/2021	68,291	68,291	68,133	+3.15%	+3.15%	10/9/2027	Richardson, TX	Multifamily	68%
19	Senior Loan	4/27/2022	67,940	65,443	65,523	+4.00%	+4.00%	5/9/2027	Indianapolis, IN	Multifamily	79%

	Loan Type	Origination Date[1]	Total Loan	Principal Balance	Net Book Value	Cash Coupon[2]	All-in Yield[2]	Maximum Maturity[3]	Location	Property Type	LTV[1]
20	Senior Loan	2/28/2022	$ 66,869	$ 66,869	$ 66,869	5.25%	5.25%	9/9/2028	Atlanta, GA	Multifamily	68%
21	Senior Loan	10/2/2025	66,428	66,428	66,405	+3.25%	+3.27%	10/9/2030	Jacksonville, FL	Multifamily	83%
22	Senior Loan	12/24/2025	66,100	66,100	66,075	+2.85%	+2.86%	1/9/2031	Venice, FL	Multifamily	74%
23	Senior Loan	4/26/2021	66,000	66,000	65,938	+3.40%	+3.40%	5/9/2026	Las Vegas, NV	Multifamily	72%
24	Senior Loan	7/29/2021	62,500	62,500	62,477	+3.50%	+3.50%	8/9/2026	Maitland, FL	Multifamily	72%
25	Senior Loan	8/2/2021	58,947	58,947	59,138	+2.91%	+3.03%	8/9/2027	Austin, TX	Multifamily	73%
26	Senior Loan	5/12/2022	58,165	57,148	57,146	+3.35%	+3.35%	5/9/2027	Aurora, CO	Multifamily	80%
27	Senior Loan	12/17/2025	58,100	58,100	58,075	+2.80%	+2.82%	1/9/2031	Indian Land, SC	Multifamily	76%
28	Senior Loan	4/13/2022	57,168	56,730	56,625	5.50%	5.99%	5/9/2027	Houston, TX	Multifamily	78%
29	Senior Loan	2/17/2022	55,400	53,746	53,839	+4.10%	+4.16%	3/9/2027	Indianapolis, IN	Multifamily	80%
30	Senior Loan	12/21/2022	55,000	55,000	55,069	+3.95%	+4.03%	12/9/2027	San Bernardino, CA	Multifamily	66%
31	Senior Loan	12/19/2024	54,500	54,500	54,480	+3.30%	+3.32%	1/14/2030	New York, NY	Multifamily	61%
32	Senior Loan	8/17/2022	54,283	54,283	54,318	+2.50%	+2.55%	9/9/2027	Austin, TX	Multifamily	62%
33	Senior Loan	12/13/2024	54,075	54,075	53,998	+3.50%	+3.57%	12/9/2028	Jacksonville, FL	Multifamily	74%
34	Senior Loan	3/7/2022	53,135	50,936	50,933	+3.50%	+3.55%	3/9/2027	Humble, TX	Multifamily	75%
35	Senior Loan	3/22/2022	50,750	50,750	50,750	+3.60%	+3.60%	4/9/2027	Humble, TX	Multifamily	72%
36	Senior Loan	12/15/2021	49,000	49,000	48,950	+3.45%	+3.50%	12/9/2026	Charleston, SC	Multifamily	77%
37	Senior Loan	6/23/2021	48,944	48,944	48,870	+2.91%	+2.92%	7/9/2026	Roswell, GA	Multifamily	75%
38	Senior Loan	7/29/2021	47,500	47,500	47,485	+3.50%	+3.50%	8/9/2026	Clearwater, FL	Multifamily	79%
39	Senior Loan	12/10/2025	47,000	47,000	46,975	+2.50%	+2.60%	12/9/2030	Justin, TX	Multifamily	74%
40	Senior Loan	11/23/2021	45,445	45,445	45,444	+3.05%	+3.13%	12/9/2026	Dallas, TX	Multifamily	69%
41	Senior Loan	2/7/2025	44,320	41,700	41,685	+2.65%	+2.67%	2/9/2030	Jacksonville, FL	Multifamily	65%
42	Senior Loan	8/9/2021	44,000	44,000	43,991	+2.50%	+2.50%	3/9/2030	Philadelphia, PA	Multifamily	79%
43	Senior Loan	8/25/2022	44,000	44,000	44,447	+3.50%	+3.81%	9/9/2027	McKinney, TX	Multifamily	53%
44	Senior Loan	12/10/2024	43,100	35,955	35,938	+3.00%	+3.02%	12/9/2029	Jacksonville, FL	Multifamily	49%
45	Senior Loan	8/19/2021	43,000	43,000	42,967	+2.80%	+3.06%	11/9/2026	Omaha, NE	Multifamily	75%
46	Senior Loan	7/28/2021	42,801	42,801	42,732	+3.11%	+3.12%	8/9/2026	Sandy Springs, GA	Multifamily	77%
47	Senior Loan	8/9/2021	42,660	42,522	42,455	+3.16%	+3.17%	8/9/2026	Southaven, MS	Multifamily	57%
48	Senior Loan	3/14/2022	42,000	40,680	40,840	+3.50%	+3.60%	4/9/2027	Dallas, TX	Multifamily	76%
49	Senior Loan	7/21/2021	41,100	41,100	41,039	+2.91%	+2.92%	8/9/2026	Evanston, IL	Multifamily	77%
50	Senior Loan	11/10/2021	40,799	40,194	39,833	+4.10%	+4.30%	11/9/2027	Various	Multifamily	70%
51	Senior Loan	8/25/2021	40,799	40,799	40,740	+3.50%	+3.50%	9/9/2026	Cypress, TX	Multifamily	69%
52	Senior Loan	3/29/2023	40,193	40,193	40,193	+2.25%	+2.25%	10/9/2027	Various	Multifamily	57%
53	Senior Loan	6/24/2021	38,600	38,600	38,599	+4.86%	+5.22%	1/9/2027	Austin, TX	Multifamily	76%
54	Senior Loan	11/4/2021	37,300	37,300	37,101	+3.45%	+3.45%	11/1/2026	Boca Raton, FL	Multifamily	81%
55	Senior Loan	4/29/2022	37,135	36,006	36,045	+3.75%	+3.95%	5/9/2027	Euless, TX	Multifamily	80%
56	Senior Loan	12/21/2021	32,200	32,200	32,112	+2.90%	+2.90%	1/9/2027	Hackensack, NJ	Multifamily	68%
57	Senior Loan	5/8/2025	31,500	31,500	31,479	+2.65%	+2.67%	5/9/2030	New York, NY	Multifamily	66%
58	Senior Loan	1/28/2022	31,229	31,229	31,361	+3.81%	+3.94%	9/9/2026	Dallas, TX	Multifamily	82%
59	Senior Loan	3/31/2025	31,172	31,172	28,756	+1.25%	+3.20%	6/1/2029	New York, NY	Multifamily	97%
60	Senior Loan	11/23/2021	30,506	30,506	30,505	+3.05%	+3.13%	12/9/2026	Dallas, TX	Multifamily	69%
61	Senior Loan	12/16/2021	29,500	29,500	29,497	+3.55%	+3.55%	1/9/2027	Fort Worth, TX	Multifamily	72%
62	Senior Loan	6/20/2025	28,534	25,550	25,531	+2.75%	+2.79%	7/9/2030	Las Vegas, NV	Multifamily	65%
63	Senior Loan	12/15/2021	28,400	27,592	27,591	+3.30%	+3.40%	12/15/2026	Arlington, TX	Multifamily	79%
64	Senior Loan	1/28/2022	24,489	24,489	24,591	+3.81%	+3.94%	9/9/2026	Mesquite, TX	Multifamily	78%
65	Senior Loan	1/28/2022	22,149	22,149	22,232	+3.81%	+3.94%	9/9/2026	Dallas, TX	Multifamily	85%
66	Senior Loan	8/26/2021	20,955	20,755	20,818	+3.21%	+3.26%	9/9/2026	Seattle, WA	Multifamily	69%
67	Senior Loan	7/20/2021	20,136	19,650	19,670	+3.50%	+3.60%	8/9/2026	Las Vegas, NV	Multifamily	72%
68	Senior Loan	11/18/2024	18,750	18,750	18,282	+3.00%	+4.21%	10/5/2027	Atlanta, GA	Multifamily	63%
69	Mezz Loan	6/8/2022	15,840	15,840	15,930	+7.50%	+7.64%	6/9/2027	New York, NY	Multifamily	81%
70	Mezz Loan	2/14/2020	15,000	15,000	14,615	+5.90%	+5.90%	12/5/2026	Queens, NY	Multifamily	75%
71	Senior Loan	11/18/2024	13,444	13,444	13,114	+3.25%	+4.33%	11/9/2026	Kent, WA	Multifamily	87%
72	Senior Loan	3/25/2021	12,500	12,500	12,502	+3.36%	+3.42%	4/9/2026	Lithonia, GA	Multifamily	67%
73	Senior Loan	3/19/2021	12,200	12,200	12,277	+5.00%	+5.15%	4/9/2026	Brooklyn, NY	Multifamily	85%
74	Senior Loan	11/18/2024	11,044	11,044	11,116	+3.00%	+3.45%	6/1/2027	Hollywood, FL	Multifamily	61%
75	Mezz Loan	5/12/2022	5,785	5,785	5,785	+10.50%	+10.50%	5/9/2027	Aurora, CO	Multifamily	86%
Subtotal Multifamily			**$4,302,343**	**$4,254,886**	**$4,250,284**						

	Loan Type	Origination Date[1]	Total Loan	Principal Balance	Net Book Value	Cash Coupon[2]	All-in Yield[2]	Maximum Maturity[3]	Location	Property Type	LTV[1]
						Hospitality					
76	Senior Loan	4/28/2022	$ 195,000	$ 195,000	$ 195,482	+3.25%	+3.31%	5/9/2027	New York, NY	Hospitality	70%
77	Senior Loan	11/15/2022	146,200	146,200	146,200	+4.46%	+4.46%	11/9/2027	Nashville, TN	Hospitality	52%
78	Senior Loan	2/24/2025	130,000	130,000	129,983	+3.65%	+3.66%	3/9/2028	San Diego, CA	Hospitality	49%
79	Senior Loan	11/26/2024	102,500	102,500	102,505	+3.25%	+3.36%	12/9/2029	Cambridge, MA	Hospitality	70%
80	Senior Loan	2/5/2025	90,000	90,000	90,000	+3.60%	+3.66%	2/9/2030	New York, NY	Hospitality	43%
81	Senior Loan	9/8/2022	87,000	87,000	87,013	+4.25%	+4.32%	9/9/2027	Washington, DC	Hospitality	52%
82	Senior Loan	11/3/2022	73,000	63,000	63,171	+3.75%	+3.80%	11/9/2029	Adairsville, GA	Hospitality	45%
83	Senior Loan	5/20/2022	62,373	62,373	62,371	+4.15%	+4.15%	5/9/2027	Montauk, NY	Hospitality	80%
84	Senior Loan	12/19/2025	49,000	49,000	48,975	+3.10%	+3.12%	1/9/2031	Miami, FL	Hospitality	48%
85	Senior Loan	1/7/2022	38,000	38,000	38,249	+3.75%	+3.93%	3/9/2027	Miami, FL	Hospitality	49%
86	Senior Loan	6/28/2019	25,400	25,400	25,479	+4.50%	+4.61%	7/9/2026	Davis, CA	Hospitality	72%
87	Senior Loan	7/18/2018	22,500	22,500	22,563	+5.36%	+5.36%	1/31/2026	Gaithersburg, MD	Hospitality	80%
88	Senior Loan	6/27/2024	14,986	14,986	14,818	+2.25%	+2.68%	2/6/2027	Mesa, AZ	Hospitality	66%
89	Senior Loan	6/27/2024	12,995	12,995	12,914	+3.25%	+3.56%	6/18/2026	Macon, GA	Hospitality	62%
Subtotal Hospitality			$1,048,954	$1,038,954	$1,039,723						
						Office					
90	Senior Loan	12/17/2025	150,000	150,000	149,975	+2.70%	+2.71%	1/9/2031	New York, NY	Office	57%
91	Senior Loan	3/31/2022	125,470	108,149	108,143	+3.65%	+3.65%	4/9/2028	Addison, TX	Office	67%
92	Senior Loan	12/31/2025	98,470	77,740	77,715	+2.75%	+2.76%	1/9/2031	Coral Gables, FL	Office	64%
93	Senior Loan	11/13/2025	83,000	65,623	65,598	+3.60%	+3.70%	11/9/2030	Miami, FL	Office	46%
94	Senior Loan	12/22/2021	81,500	76,272	76,825	+4.75%	+4.86%	1/9/2027	Dallas, TX	Office	62%
95	Senior Loan	10/30/2025	67,860	58,500	58,476	+2.80%	+2.81%	11/9/2030	Coral Gables, FL	Office	63%
96	Senior Loan	3/12/2021	52,250	35,010	34,994	+5.86%	+5.86%	3/9/2026	San Francisco, CA	Office	65%
97	Senior Loan	11/1/2021	47,913	47,913	47,808	+3.81%	+3.81%	11/9/2026	Fort Lauderdale, FL	Office	67%
98	Senior Loan	1/28/2022	43,650	37,567	37,663	+5.00%	+5.06%	2/9/2027	Milwaukee, WI	Office	59%
99	Senior Loan	2/18/2022	40,240	25,740	25,728	+3.90%	+3.90%	3/9/2028	Atlanta, GA	Office	60%
100	Senior Loan	11/30/2021	36,810	36,284	36,363	+5.00%	+5.41%	12/9/2026	Memphis, TN	Office	70%
101	Senior Loan	5/4/2021	30,000	26,578	26,703	7.50%	7.61%	3/9/2028	Richardson, TX	Office	65%
102	Senior Loan	12/18/2020	28,440	25,289	25,287	+4.61%	+4.61%	1/9/2026	Rockville, MD	Office	69%
103	Senior Loan	5/28/2021	26,500	26,500	26,477	+5.11%	+5.12%	6/9/2026	Austin, TX	Office	57%
104	Senior Loan	6/27/2024	3,912	3,912	3,632	+1.90%	+3.37%	8/1/2029	Bronx, NY	Office	41%
Subtotal Office			$ 916,015	$ 801,077	$ 801,387						
						Industrial					
105	Senior Loan	12/30/2024	108,875	100,182	100,163	+2.55%	+2.56%	1/9/2030	Sunrise, FL	Industrial	48%
106	Senior Loan	1/20/2023	102,733	84,733	84,733	+3.70%	+3.70%	2/9/2028	Various	Industrial	64%
107	Senior Loan	4/2/2025	80,270	56,985	57,016	+2.40%	+2.49%	4/9/2030	Bayonne, NJ	Industrial	44%
108	Senior Loan	8/15/2024	79,790	75,002	74,987	+2.75%	+2.76%	9/9/2029	Various	Industrial	67%
109	Senior Loan	12/19/2025	64,700	59,700	59,675	+2.50%	+2.51%	1/9/2031	Sparks, NV	Industrial	52%
110	Senior Loan	12/11/2025	62,800	58,000	57,980	+2.40%	+2.41%	1/9/2031	Detroit, MI	Industrial	67%
111	Senior Loan	2/25/2025	48,500	40,011	40,018	+3.50%	+3.60%	3/9/2030	Sandy Springs, GA	Industrial	65%
112	Senior Loan	9/29/2025	45,000	39,923	39,900	+2.70%	+2.73%	10/9/2030	Valley Cottage, NY	Industrial	60%
113	Senior Loan	10/8/2025	43,571	42,550	42,550	+2.70%	+2.70%	10/9/2030	Gilbert, AZ	Industrial	60%
114	Senior Loan	4/27/2021	37,250	34,430	34,346	+3.26%	+3.57%	5/9/2027	Jamaica, NY	Industrial	61%
115	Senior Loan	12/23/2025	35,800	33,600	33,580	+2.75%	+2.76%	1/9/2031	Atlanta, GA	Industrial	54%
116	Senior Loan	4/27/2022	31,300	29,821	29,782	+4.30%	+4.30%	5/9/2027	Morrow, GA	Industrial	62%
117	Senior Loan	6/10/2025	27,200	23,158	23,150	+2.75%	+2.77%	6/9/2030	Delanco, NJ	Industrial	63%
118	Senior Loan	1/17/2025	22,540	22,540	22,522	+2.50%	+2.53%	2/9/2030	Glen Allen, VA	Industrial	55%
119	Senior Loan	3/28/2024	20,265	20,265	20,439	+3.00%	+3.13%	4/9/2029	Various	Industrial	61%
120	Mezz Loan	2/21/2020	18,102	18,102	18,102	10.00%	10.00%	3/1/2030	Various	Industrial	70%
121	Senior Loan	2/26/2021	17,706	17,706	17,650	+3.36%	+3.68%	3/9/2027	Elizabeth, NJ	Industrial	57%
122	Senior Loan	2/16/2024	14,700	14,700	14,699	+3.00%	+3.31%	3/9/2029	Cedar Hill, TX	Industrial	57%
123	Mezz Loan	1/20/2023	11,415	9,415	9,415	+5.20%	+5.20%	2/9/2028	Various	Industrial	64%
Subtotal Industrial			$ 872,517	$ 780,823	$ 780,707						

	Loan Type	Origination Date[1]	Total Loan	Principal Balance	Net Book Value	Cash Coupon[2]	All-in Yield[2]	Maximum Maturity[3]	Location	Property Type	LTV[1]
						Mixed Use					
124	Senior Loan	12/18/2025	$ 235,000	$ 210,000	$ 209,975	+2.85%	+2.85%	1/9/2031	New York, NY	Mixed Use	32 %
125	Senior Loan	12/9/2025	113,000	108,400	108,375	+2.55%	+2.56%	12/9/2030	Northridge, CA	Mixed Use	57 %
126	Senior Loan	12/4/2023	110,000	110,000	110,172	+2.90%	+3.30%	12/9/2028	Washington, DC	Mixed Use	59 %
127	Senior Loan	11/13/2025	69,650	55,182	55,158	+2.70%	+2.71%	11/9/2030	Burlington, MA	Mixed Use	65 %
128	Mezz Loan	10/20/2022	30,842	30,670	30,680	+6.50%	+6.50%	2/6/2026	Philadelphia, PA	Mixed Use	68 %
129	Senior Loan	2/19/2020	16,600	13,000	12,996	+3.75%	+3.75%	3/9/2026	West Hollywood, CA	Mixed Use	71 %
Subtotal Mixed Use			$ 575,092	$ 527,252	$ 527,356						
						Retail					
130	Senior Loan	6/30/2022	106,000	100,000	99,860	+4.15%	+4.15%	7/9/2027	Lynwood, CA	Retail	61%
131	Senior Loan	5/2/2025	81,000	78,212	78,212	+3.00%	+3.00%	5/9/2030	Westminster, CO	Retail	59%
132	Senior Loan	12/19/2024	70,045	58,200	58,186	+3.60%	+3.61%	1/9/2030	Chula Vista, CA	Retail	68%
133	Senior Loan	11/20/2025	58,600	58,600	58,575	+3.25%	+3.26%	12/9/2030	Yonkers, NY	Retail	63%
134	Senior Loan	3/11/2021	30,000	30,000	29,985	+4.61%	+4.67%	3/9/2026	Colleyville, TX	Retail	58%
135	Senior Loan	6/27/2024	3,548	3,548	3,516	+3.00%	+3.15%	1/2/2027	Brooklyn, NY	Retail	49%
136	Senior Loan	6/27/2024	2,918	2,918	2,888	+3.25%	+3.34%	8/1/2027	New York, NY	Retail	13%
137	Senior Loan	6/27/2024	2,744	2,744	2,735	+3.00%	+3.19%	4/1/2026	Corona, NY	Retail	32%
138	Senior Loan	6/27/2024	1,036	1,036	1,023	+3.25%	+3.65%	7/28/2027	New York, NY	Retail	13%
Subtotal Retail			$ 355,891	$ 335,258	$ 334,980						
						Various					
139	Senior Loan	11/7/2025	91,000	91,000	91,000	+2.70%	+2.70%	11/9/2030	Santa Barbara, CA	Various	61%
						Self Storage					
140	Senior Loan	1/28/2021	16,100	16,100	16,170	+5.38%	+5.67%	2/9/2026	Philadelphia, PA	Self Storage	79%
Total/Weighted Average			$8,177,912	$7,845,350	$7,841,607	3.31 %	3.41 %				66 %
CECL reserve					(77,270)						
Loans receivable, net					$7,764,337						

---

(1)   Date loan was originated or acquired by us, and the LTV, as of such date. Dates and LTV are not updated for subsequent loan modifications or upsizes.

(2)   The weighted-average cash coupon and all-in yield are expressed as a spread over the relevant floating benchmark rate, which is SOFR. In addition to cash coupon, all-in yield includes accretion of discount (amortization of premium) and accrual of exit fees For loans placed on non-accrual, the interest rate used in calculating weighted-average cash coupon and weighted-average all-in yield is 0%.

(3)   Maximum maturity assumes all extension options are exercised by the borrower, however loans may be repaid prior to such date.

Results of Operations

The following table sets forth information regarding our consolidated results of operations for the years ended December 31, 2025, 2024 and 2023:

		Year Ended December 31,				
		2025		**2024**		**2023**
Net interest income						
Interest income	$	625,442	$	748,815	$	745,516
Less: Interest expense		(387,848)		(450,828)		(426,418)
Interest income on mortgage loans held in securitization trusts		148,001		89,331		24,374
Less: Interest expense on mortgage obligations issued by securitization trusts		(130,065)		(78,513)		(21,139)
Net interest income		255,530		308,805		322,333
Other expenses						
Management fee		37,381		37,922		34,884
Performance fee		—		16,141		23,356
General and administrative expenses		46,773		46,147		41,183
Real estate operating expenses		33,261		11,149		6,268
Depreciation and amortization		20,387		15,384		7,336
Interest expense on real estate		8,056		9,251		9,105
Less: Expense limitation		(1,589)		(139)		(148)
Add: Expense recoupment to sponsor		338		—		753
Net other expenses		144,607		135,855		122,737
Other income (loss)						
Credit loss expense, net		13,157		(20,517)		(65,613)
Real estate operating income		48,192		25,298		20,303
Net change in unrealized gain (loss) on interest rate cap		(2,617)		(3,899)		(2,543)
Net realized gain (loss) on mortgage-backed securities, fair value option		111		359		—
Net realized gain (loss) on extinguishment of debt		—		273		261
Net realized gain (loss) on real estate, net		3,909		357		—
Net change in unrealized gain (loss) on mortgage-backed securities, fair value option		(1,157)		762		433
Net unrealized gain (loss) on mortgage loans and obligations held in securitization trusts		1,094		1,692		299
Net unrealized gain (loss) on real estate, held-for-sale		(2,834)		—		—
Total other income (loss)		59,855		4,325		(46,860)
Net income before taxes		170,778		177,275		152,736
Income tax expense		(869)		(2,261)		(2,533)
Net income		169,909		175,014		150,203
Preferred stock dividends		(15)		(15)		(15)
Net income attributable to FS Credit Real Estate Income Trust, Inc.	$	169,894	$	174,999	$	150,188

Net Interest Income

Net interest income is generated on our interest-earning assets less related interest-bearing liabilities. The decrease in interest income and interest expense was primarily attributable to lower average index rates and a lower average loan balance for the year ended December 31, 2025 as compared to the year ended December 31, 2024. The increase in interest income on mortgage loans held in securitization trusts, and interest expense on mortgage obligations issued by securitization trusts was attributable to the consolidation of securitization vehicles.

Other Expenses

Other expenses include management and performance fees payable to FS Real Estate Advisor and general and administrative expenses. General and administrative expenses include administrative services expenses and fees, auditing and professional fees, independent director fees, transfer agent fees, loan servicing expenses and other costs associated with operating our business. The increase in other expenses for the year ended December 31, 2025 as compared to the year ended December 31, 2024 can primarily be attributed to the increase in real estate operating expenses and depreciation and amortization as a result of the acquisition of real estate properties through foreclosure during 2025 and the second half of 2024.

Expense Limitation

We have entered into an Expense Limitation Agreement with FS Real Estate Advisor and Rialto pursuant to which FS Real Estate Advisor and Rialto have agreed to waive reimbursement of or pay, on a quarterly basis, our annualized ordinary operating expenses for such quarter to the extent such expenses exceed 1.5% per annum of our average net assets attributable to each of our classes of common stock. Ordinary operating expenses for each class of common stock consist of all ordinary expenses attributable to such class, including administration fees, transfer agent fees, fees paid to our board of directors, loan servicing expenses, administrative services expenses and fees, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) management fees and performance fees paid to FS Real Estate Advisor pursuant to the Advisory Agreement, (b) interest expense and other financing costs, (c) taxes, (d) distribution or shareholder servicing fees and (e) unusual, unexpected and/or nonrecurring expenses. We will repay FS Real Estate Advisor or Rialto on a quarterly basis any ordinary operating expenses previously waived or paid, but only if the reimbursement would not cause the then-current expense limitation, if any, to be exceeded. In addition, the reimbursement of expenses will be made only if payable not more than three years from the end of the fiscal quarter in which the expenses were paid or waived.

As of December 31, 2025 and 2024, we had $0 and $139, respectively, of reimbursements due from FS Real Estate Advisor and Rialto.

During the year ended December 31, 2025, we accrued $338 for expense recoupments payable to FS Real Estate Advisor and Rialto. As of December 31, 2025, $77 expense recoupments were paid to FS Real Estate Advisor and Rialto. As of December 31, 2025, $261 in expense recoupments were payable to FS Real Estate Advisor and Rialto.

Credit Loss Expense, Net

During the years ended December 31, 2025 and 2024, our expected credit loss reserve decreased by $13,157 and increased by $20,517, respectively. The decrease was primarily driven by the macroeconomic assumptions utilized in determining our general current expected credit loss ("CECL") reserve. Credit loss expenses relate to changes in the Company's general and specific CECL reserves for the Company's Loans receivable, held-for-investment and Mortgage-backed securities, held-to-maturity portfolios, and the credit loss allowance associated with the Company's Mortgage-backed securities available-for-sale.

Results for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 21, 2025 for discussion of our consolidated results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, which specific discussion is incorporated herein by reference.

Non-GAAP Financial Measures

Funds from Operations and Modified Funds from Operations

We use Funds from Operations ("FFO"), a widely accepted non-GAAP financial metric, to evaluate our performance. FFO provides a supplemental measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts ("NAREIT") has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT. As defined by NAREIT, FFO means net income computed in accordance with GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated entities. In addition, NAREIT has further clarified the FFO definition to add-back impairment write-downs of depreciable real estate or of investments in unconsolidated entities that are driven by measurable decreases in the fair value of depreciable real estate and to exclude the earnings impacts of cumulative effects of accounting changes. We have adopted the NAREIT definition for computing FFO.

Due to the unique features of publicly registered, non-listed REITs, the Institute for Portfolio Alternatives ("IPA"), an industry trade group, published a standardized non-GAAP financial measure known as Modified Funds from Operations ("MFFO"), which the IPA has promulgated as a supplemental measure for publicly registered non-listed REITs and which may be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT.

The IPA defines MFFO as FFO adjusted for acquisition fees and expenses, amounts relating to straight line rents and amortization of premiums or accretion of discounts on debt investments, non-recurring impairments of real estate-related investments, mark-to-market adjustments included in net income, non-recurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures.

Because MFFO may be a recognized measure of operating performance within the non-listed REIT industry, MFFO and the adjustments used to calculate it may be useful in order to evaluate our performance against other non-listed REITs. Like FFO, MFFO is not equivalent to our net income or loss as determined under GAAP, as detailed in the table below, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we continue to acquire a significant amount of investments.

Our presentation of FFO and MFFO may not be comparable to other similarly titled measures presented by other REITs. We believe that the use of FFO and MFFO provides a more complete understanding of our operating performance to stockholders and to management, and when compared year over year, reflects the impact on our operations from trends in operating costs, general and administrative expenses, and interest costs. Neither FFO nor MFFO is intended to be an alternative to "net income" or to "cash flows from operating activities" as determined by GAAP as a measure of our capacity to pay distributions. Management uses FFO and MFFO to compare our operating performance to that of other REITs and to assess our operating performance.

Neither the SEC, any other regulatory body nor NAREIT has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, another regulatory body or NAREIT may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO.

Our FFO and MFFO are calculated for the years ended December 31, 2025, 2024 and 2023 as follows:

	Year Ended December 31,		
	2025	2024	2023
Net income (GAAP)	$ 169,909	$ 175,014	$ 150,203
Adjustments to arrive at funds from operations:			
Real estate depreciation and amortization	20,387	15,384	7,336
Funds from operations	$ 190,296	$ 190,398	$ 157,539
Adjustments to arrive at modified funds from operations:			
Accretion of discount on mortgage-backed securities held-to-maturity	(2,142)	(2,960)	(6,750)
Straight-line rental income	(120)	(2,033)	(3,147)
Net change in unrealized (gain) loss on interest rate cap	2,617	3,899	2,543
Credit loss expense, net	(13,157)	20,517	65,613
Net change in unrealized (gain) loss on mortgage-backed securities, fair value option	1,157	(762)	(433)
Unrealized (gain) loss on mortgage loans and obligations held in securitization trusts, net	(1,094)	(1,692)	(299)
Unrealized (gain) loss on real estate, held-for-sale	2,834	—	—
Modified funds from operations	$ 180,391	$ 207,367	$ 215,066

NAV per Share

FS Real Estate Advisor calculates our NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our Share Repurchase Plan.

In general, our investments are valued by FS Real Estate Advisor based on market quotations, at amortized cost or at fair value determined in accordance with GAAP. In accordance with the valuation guidelines approved by our board of directors, FS Real Estate Advisor calculates our NAV per share for each class of our common stock as of the last calendar day of each month. For purposes of calculating our NAV, FS Real Estate Advisor uses the following valuation methods:

- Commercial real estate debt classified as held-for-investment is valued at amortized cost, net of unamortized acquisition premiums or discounts, loan fees, and origination costs. Mortgage-backed securities are classified as held-to-maturity when we intend to and can hold such securities until maturity and are valued at amortized cost, net of unamortized acquisition premium or discount. Our general CECL reserve is not considered impairment and is excluded from our NAV calculation consistent with other unrealized gains (losses) for investments expected to be held to maturity pursuant to our existing policy for calculating NAV. We recognize such potential credit losses in the NAV calculation if and when a loan is deemed impaired. Impairment is indicated when it is deemed probable that we will not be able to collect all amounts due to us pursuant to the contractual terms of the loan. If a loan is determined to be impaired, the loan is written down through a loan specific reserve. See Note 2 to our consolidated financial statements included herein for additional information regarding our accounting for impaired loans, including significant judgments and assumptions included. At least quarterly, FS Real Estate Advisor, with assistance from our sub-adviser, evaluates for impairment each loan classified as held-for-investment.

- Mortgage-backed securities that we do not classify as held-to-maturity are reported at fair value. On a monthly basis, FS Real Estate Advisor values such securities using quotations obtained from an independent third-party pricing service, which provides prevailing bid and ask prices that are screened for validity by the third-party pricing service on the valuation date. For securities for which there is no readily available market quotations, FS Real Estate Advisor values the security using current market data and a valuation provided by an independent third-party valuation firm. Each investment is valued by FS Real Estate Advisor no less frequently than quarterly.

- Purchased commercial real estate properties are initially valued at cost, which is expected to represent fair value at that time. FS Real Estate Advisor, with assistance from our sub-adviser, expects to receive an appraisal performed by an independent third-party appraisal firm on each property purchased prior to or upon acquisition. Foreclosed properties are initially measured at fair value by the adviser. Each property will then be valued by an independent third party monthly, commencing with the month subsequent to acquisition. Properties accounted for as held-for-investment are reported at fair value, while properties accounted for as held-for-sale are reported at fair value less estimated costs to sell. The independent third-party valuation firm will provide a monthly valuation for each property using the discounted cash flow methodology (income approach) as a primary methodology, although other industry standard methodologies may be used, including the sales comparison and replacement cost approaches. Further, the independent third-party valuation firm will provide an annual valuation for each property, which will be consistent with its monthly valuation but will also reflect (i) property specific factors such as property income, cash flow forecasts, capital improvements and key performance indicators (e.g. occupancy rates) and (ii) market specific factors such as discount rates, capitalization rates and market sale transactions.

- Liabilities include repurchase agreements payable, credit facility payable, collateralized loan obligations, mortgage obligations, fees payable to FS Real Estate Advisor and the dealer manager, accounts payable, accrued operating expenses, any portfolio-level credit facilities, and other liabilities. All liabilities are valued at amounts payable, net of unamortized premium or discount, and net of unamortized debt issuance costs. Liabilities related to stockholder servicing fees allocable to Class T, Class S, Class D and Class M shares are only included in the NAV calculation for those classes. Liabilities related to the base management fee is a class-specific expense for Class T, Class S, Class D, Class M and Class I shares, and the performance fee is a class-specific expense for Class T, Class S, Class D, Class M, Class I and Class Y shares. Class I PCRs will not be treated as a liability unless and until Class I shares are issuable pursuant to our advisory agreement and the Class I PCR agreement.

Loans receivable and mortgage-backed securities held-to-maturity are valued at amortized cost, consistent with how they are recorded in accordance with GAAP, as these instruments are intended to be held-to-maturity. Liabilities are valued at amortized cost as these obligations are expected to be satisfied at their carrying value. See Note 9 to our consolidated financial statements included herein for additional information including a comparison of our carrying value and an estimate of the fair value of our loans receivable held-for-investment, mortgage-backed securities held-to-maturity, repurchase agreements payable, credit facility payable, collateralized loan obligations, and mortgage note payable.

The following table provides a breakdown of the major components of our total NAV as of December 31, 2025:

Components of NAV	December 31, 2025
Cash and cash equivalents	$ 265,361
Restricted cash	87,224
Loans receivable	7,841,607
Mortgage-backed securities held-to-maturity	30,110
Mortgage-backed securities, at fair value	201,618
Interest receivable	72,964
Investments in real estate, held-for-investment	460,266
Investments in real estate, held-for-sale	223,167
Receivable for investment sold and repaid	19,833
Other assets	9,062
Mortgage loans held in securitization trusts, at fair value	2,654,570
Repurchase agreements payable, net	(2,663,928)
Credit facility payable, net	(1,042,958)
Collateralized loan obligations, net	(2,510,160)
Mortgage note payable, net	(124,700)
Accrued servicing fees[1]	(1,974)
Other liabilities	(98,370)
Mortgage obligations issued by securitization trusts, at fair value	(2,408,636)
Net asset value	$ 3,015,056

---

[1] See Reconciliation of Stockholders' Equity to NAV below for an explanation of the differences between the stockholder servicing fees accrued for purposes of NAV and the amount accrued under GAAP.

The following table provides a breakdown of our total NAV and NAV per share by share class as of December 31, 2025:

NAV per Share	Class F	Class Y	Class T	Class S	Class D	Class M	Class I	Total
Net asset value	$ 14,699	$ 20,175	$ 17,114	$1,668,711	$ 9,182	$ 95,499	$1,189,676	$ 3,015,056
Number of outstanding shares	583,372	843,658	695,928	67,157,395	372,610	3,864,662	49,713,386	123,231,011
NAV per share as of December 31, 2025	$ 25.1960	$23.9138	$24.5916	$ 24.8478	$24.6437	$ 24.7109	$ 23.9307	

The following table details the weighted average discount rate and exit capitalization rate by property type, which are the key assumptions used in the discounted cash flow valuations as of December 31, 2025:

Property Type	Discount Rate	Exit Capitalization Rate
Office	7.5%	6.4%
Multifamily	7.3%	5.6%

Discount rate and exit capitalization rate are the key assumptions used in the discounted cash flow valuation of our investments in real estate. A change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Office Investment Values	Multifamily Investment Values
Discount Rate	0.25% decrease	1.9 %	2.0 %
(weighted average)	0.25% increase	(1.9)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	2.6 %	3.0 %
(weighted average)	0.25% increase	(2.4)%	(2.7)%

The following table sets forth a reconciliation of our stockholders' equity to our NAV as of December 31, 2025:

Reconciliation of Stockholders' Equity to NAV	December 31, 2025
Total stockholders' equity under GAAP	$ 2,816,706
Preferred stock	(125)
Total stockholders' equity, net of preferred stock, under GAAP	2,816,581
Adjustments:	
Accrued stockholder servicing fees[1]	90,972
General CECL reserve[2]	78,194
Unrealized real estate appreciation[3]	(9,834)
Accumulated depreciation and amortization[4]	46,737
Other adjustments[5]	(7,594)
Net asset value	$ 3,015,056

---

(1) Stockholder servicing fees only apply to Class T, Class S, Class D and Class M shares. Under GAAP, we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to FS Investment Solutions, LLC ("FS Investment Solutions") at the time such shares are sold. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class.

(2) Our loans receivable held-for-investment and mortgage-backed securities held-for-investment balances include a general CECL reserve in our GAAP consolidated financial statements. For purposes of calculating our NAV, our general CECL reserve is excluded. We recognize a specific CECL reserve in the NAV calculation if and when a loan is deemed impaired, as described above.

(3) Our investment in real estate is presented at its depreciated cost basis in our GAAP consolidated financial statements. As such, any increases or decreases in the fair market value of our investment in real estate is not included in our GAAP results. For purposes of calculating our NAV, our investment in real estate is recorded at fair value.

(4) We depreciate our investment in real estate and amortize certain other assets and liabilities in accordance with GAAP. Such depreciation and amortization are not recorded for purposes of determining our NAV.

(5)   Includes (i) straight-line rent receivables, which are recorded in accordance with GAAP but not recorded for purposes of determining our NAV, (ii) increases or decreases in the fair market value of our interest rate cap, which is recorded in accordance with GAAP but not recorded for purposes of determining our NAV. For purposes of calculating our NAV, the interest rate cap is amortized over its term, and (iii) other adjustments.

Limits on the Calculation of Our Per Share NAV

Although our primary goal in establishing our valuation guidelines is to produce a valuation that represents a fair and accurate estimate of the value of our investments, the methodologies used are based on judgments, assumptions and opinions about future events that may or may not prove to be correct, and if different judgments, assumptions or opinions were used, a different estimate would likely result. Furthermore, our published per share NAV may not fully reflect certain extraordinary events because we may not be able to immediately quantify the financial impact of such events on our portfolio. FS Real Estate Advisor monitors our portfolio between valuations to determine whether there have been any extraordinary events that may have materially changed the estimated market value of the portfolio, such as significant market events or disruptions or force majeure events. If required by applicable securities law, we will promptly disclose the occurrence of such event in a prospectus supplement and FS Real Estate Advisor will analyze the impact of such extraordinary event on our portfolio and determine, in coordination with third-party valuation services, the appropriate adjustment to be made to our NAV. We will not, however, retroactively adjust NAV. To the extent that the extraordinary events may result in a material change in value of a specific investment, FS Real Estate Advisor will order a new valuation of the investment, which will be prepared by a third-party valuation service. It is not known whether any resulting disparity will benefit stockholders whose shares are or are not being repurchased or purchasers of our common stock. In calculating the number of shares outstanding used in calculating our NAV, we include the number of estimated Class I shares, if any, issuable to the adviser and the sub-adviser pursuant to the PCR Agreement based on the achievement of the Performance Conditions (as defined in the PCR Agreement), which estimate we will true up following the issuance of such Class I shares pursuant to the PCR Agreement.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on the ability to sell shares under our Share Repurchase Plan and our ability to suspend or terminate our Share Repurchase Plan at any time. Our NAV generally does not consider exit costs that would likely be incurred if our assets and liabilities were liquidated or sold. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

We do not represent, warranty or guarantee that:

- a stockholder would be able to realize the NAV per share for the class of shares a stockholder owns if the stockholder attempts to sell its shares;
- a stockholder would ultimately realize distributions per share equal to per share NAV upon a liquidation of our assets and settlement of our liabilities or upon any other liquidity event;
- shares of our common stock would trade at per share NAV on a national securities exchange;
- a third party in an arm's-length transaction would offer to purchase all or substantially all of our shares of common stock at NAV;
- NAV would equate to a market price for an open-end real estate fund; and
- NAV would represent the fair value of our assets less liabilities under GAAP.

Review of our Policies

Our board of directors, including our independent directors, has reviewed our policies described in this Annual Report on Form 10-K and our registration statement and determined that they are in the best interests of our stockholders because: (i) they increase the likelihood that we will be able to originate, acquire and manage a diversified portfolio of senior loans secured by commercial real estate, thereby reducing risk in our portfolio; (ii) there are sufficient loan underwriting opportunities with the attributes that we seek; (iii) our executive officers, director, affiliates of our adviser and sub-adviser have expertise with the type of real estate investments we seek; and (iv) our borrowings will enable us to originate and acquire loan assets and earn revenue more quickly, thereby increasing our likelihood of generating income for our stockholders and preserving stockholder capital.

Liquidity and Capital Resources

As of December 31, 2025, we had $352,585 in cash and cash equivalents, which we and our wholly owned subsidiaries held in custodial accounts. In addition, as of December 31, 2025, we had $2,737,956 in borrowings available under our financing arrangements, subject to borrowing base and other limitations. As of December 31, 2025, we had unfunded loan commitments of $332,562. We maintain sufficient cash on hand and available borrowings to fund such unfunded commitments should the need arise.

We will obtain the funds required to purchase or originate investments and conduct our operations from the net proceeds of our public offering, the private placement of our Class I shares and any future offerings we may conduct, from secured and unsecured borrowings from banks and other lenders, and from any undistributed funds from operations. Our principal demands for funds will be for asset acquisitions/originations, the payment of operating expenses and distributions, the payment of interest on any outstanding indebtedness and repurchases of our common stock pursuant to our Share Repurchase Plan. Generally, cash needs for items other than asset acquisitions/originations will be met from operations, and cash needs for asset acquisitions/originations will be funded by public offerings of our shares and debt financings. However, there may be a delay between the sale of our shares and our purchase/originations of assets, which could result in a delay in the benefits to our stockholders of returns generated from our investment operations. Our leverage may not exceed 300% of our total net assets (as defined in our charter) as of the date of any borrowing unless a majority of our independent directors vote to approve any borrowing in excess of this amount. Our board of directors will continue to review our ratio of leverage to total net assets on a quarterly basis, as required by our charter.

	December 31,	
	2025	2024
Debt-to-equity ratio[1]	2.3x	2.1x
Leverage-to-net assets ratio[2]	2.1x	2.0x

(1) Represents (i) total gross outstanding debt agreements less cash on our consolidated balance sheets (ii) total stockholder's equity, in each case, at period end.

(2) Represents (i) total gross outstanding debt agreements (ii) total net asset value (as defined in our charter), in each case, at period end. See NAV per share section within Item 2 for a reconciliation between our stockholder's equity to net asset value.

If we are unable to continue to raise substantial funds in our public offering, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. We have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in our public offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders or proceeds from the sale of assets or collection of loans receivable.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to FS Real Estate Advisor and FS Investment Solutions, the dealer manager for our public offering. During the offering stage of our public offering, these payments will include payments to FS Real Estate Advisor and its affiliates for reimbursement of certain organization and offering expenses. We will reimburse FS Real Estate Advisor for the organization and offering costs it or Rialto incurs on our behalf only to the extent that the reimbursement would not cause the selling commissions, dealer manager fees, accountable due diligence expenses, stockholder servicing fees and the other organization and offering expenses borne by us to exceed 15.0% of the gross offering proceeds from the primary offering as the amount of proceeds increases. FS Real Estate Advisor may be reimbursed for any organization and offering expenses that it or Rialto has incurred on our behalf, up to a cap of 0.75% of gross proceeds raised. Future Standard funded our offering costs in the amount of $29,961 for the period from November 7, 2016 (Inception) to December 31, 2025. Through December 31, 2025, we reimbursed $26,948 to FS Real Estate Advisor for offering expenses previously funded. As of December 31, 2025, $3,013 of offering expenses previously funded remained subject to reimbursement to FS Real Estate Advisor and Rialto.

Subject to the limitations in the advisory agreement and sub-advisory agreement, we expect to make payments to FS Real Estate Advisor in connection with the management of our assets and costs incurred by FS Real Estate Advisor and Rialto in providing services to us. The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of FS Real Estate Advisor and our board of directors. On November 12, 2025, our board of directors approved the renewal of the advisory agreement effective as of December 1, 2025 for an additional one-year term expiring December 1, 2026. For a discussion of the compensation to be paid to FS Real Estate Advisor and FS Investment Solutions, see Note 7 to our consolidated financial statements included herein.

Cash Flows

The following table provides a breakdown of the net change in our cash and cash equivalents and restricted cash:

	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities	$ 190,638	$ 236,726	$ 256,752
Cash flows used in investing activities	(331,284)	(291,645)	(566,619)
Cash flows from financing activities	402,691	(110,542)	364,250
Net increase (decrease) in cash and cash equivalents and restricted cash	$ 262,045	$ (165,461)	$ 54,383

Cash flows from operating activities decreased $46,088 during the year ended December 31, 2025 compared to the corresponding period in 2024 due to an overall decrease of net interest income and a corresponding increase to other expenses. Cash flows from operating activities decreased $20,026 during the year ended December 31, 2024 compared to the corresponding period in 2023 due to increased cash flow from our loan receivable portfolio.

Cash flows used in investing activities decreased $39,639 during the year ended December 31, 2025 compared to the corresponding period in 2024 primarily due to the net increase of $1,063,728 in origination and fundings of loans receivables offset by a net increase in principal collections from loans receivable, held-for-investment of $768,298. Cash flows used in investing activities increased $274,974 during the year ended December 31, 2024 compared to the corresponding period in 2023 primarily due to the net increase of $165,899 in origination and fundings of loans receivables offset by a net increase in principal collections from loans receivable, held-for-investment of $482,297.

Cash flows from financing activities increased $513,233 during the year ended December 31, 2025 compared to the corresponding period in 2024 and decreased $474,792 during the year ended December 31, 2024 compared to the corresponding period in 2023.

During the year ended December 31, 2025, cash flows from financing activities were primarily driven by proceeds of $445,868 from the issuance of common stock and proceeds from borrowings under our financing arrangements of $4,385,054, partially offset by (i) repurchases of common stock of $492,727, (ii) repayments of $3,781,394 on borrowings under our financing arrangements and (iii) payment of $109,089 in stockholder distributions.

During the year ended December 31, 2024, cash flows from financing activities were primarily driven by proceeds of $429,545 from the issuance of common stock and proceeds from borrowings under our financing arrangements of $2,684,780, partially offset by (i) repurchases of common stock of $533,331, (ii) repayments of $2,545,867 on borrowings under our financing arrangements and (iii) payment of $109,881 in stockholder distributions.

During the year ended December 31, 2023, cash flows from financing activities were primarily driven by proceeds of $803,854 from the issuance of common stock and proceeds from borrowings under our financing arrangements of $1,029,660, partially offset by (i) repurchases of common stock of $378,802, (ii) repayments of $969,223 on borrowings under our financing arrangements and (iii) payment of $97,679 in stockholder distributions.

We utilize our credit and repurchase facilities primarily to finance our loan originations on a short-term basis prior to loan securitizations, including through CLOs. The timing, size, and frequency of our securitizations impact the balances of these borrowings, and produce some fluctuations. The following table provides additional information regarding the balances of our borrowings:

Quarter Ended	Quarterly Average Unpaid Principal Balance		End of Period Unpaid Principal Balance		Maximum Unpaid Principal Balance at Any Month-End	
December 31, 2025	$	2,894,173	$	3,735,493	$	3,735,493
September 30, 2025	$	2,595,015	$	2,465,384	$	2,621,542
June 30, 2025	$	2,655,737	$	2,642,231	$	2,685,156
March 31, 2025	$	2,186,617	$	2,553,029	$	2,553,029
December 31, 2024	$	1,649,194	$	1,713,307	$	1,714,728

Critical Accounting Policies and Estimates

Our financial statements are prepared in conformity with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Critical accounting policies and estimates are those that require the application of management's most difficult, subjective or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing the financial statements, management also will utilize available information, including our past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of our results of operations to those of companies in similar businesses.

Current Expected Credit Losses: The CECL reserve required under Accounting Standard Updated 2016-13, applies to our loans receivable, held-for-investment and our mortgage-backed securities held-to-maturity, which are carried at amortized cost, including future funding commitments and accrued interest receivable related to those loans and securities. CECL requires an entity to consider historical loss experience, current conditions, and a reasonable and supportable forecast of the macroeconomic environment. Considering the lack of historical company data related to any realized loan losses since its inception, we elected to estimate our general CECL reserve by using a probability-weighted analytical model that considers the likelihood of default and loss-given-default for each individual loan. The credit loss model utilizes historical loss rates derived from a third party commercial real estate loan database with historical loan loss data beginning in 1998. We provide specific loan-level inputs which include LTV, principal balances, property type, location, coupon, origination year, term, subordination, expected repayment dates and property net operating income. We also consider qualitative and environmental factors, including, but not limited to, macroeconomic forecasts and business conditions and trends, concentration of credit and changes in the level of such concentrations. The reasonable and supportable forecast period is followed by an immediate reversion period back to historical loss rates.

We consider our internal risk rating of each loan as the primary credit quality indicator underlying the assessment. FS Real Estate Advisor and Rialto perform a quarterly review of our portfolio of loans. In connection with this review, FS Real Estate Advisor and Rialto assess the risk factors of each loan and assign a risk rating based on a variety of factors, including, without limitation, LTV, debt yield, property type, geographic and local market dynamics, physical condition, cash flow volatility, leasing and tenant profile, loan structure and exit plan and project sponsorship. Based on a 5-point scale, our loans are rated "1" through "5," from less risk to greater risk, which ratings are defined as follows:

Loan Risk Rating	Summary Description
1	Very Low Risk
2	Low Risk
3	Medium Risk
4	High Risk/Potential for Loss
5	Impaired/Loss Likely and/or Foreclosure is Probable

Impairment is indicated when it is deemed probable that we will not be able to collect all amounts due to us pursuant to the contractual terms of the loan. If a loan is determined to be impaired, we record the impairment as a specific CECL reserve. For determining a specific CECL reserve, financial instruments are assessed outside of the CECL model on an individual basis. For collateral dependent loans that we determine foreclosure of the collateral is probable, we measure the expected losses based on the differences between the fair value of the collateral and the amortized cost basis of the loan as of the measurement date. For collateral dependent loans where we determine foreclosure is not probable, a practical expedient to estimate expected losses is applied using the difference between the collateral's fair value (less estimated costs to sell the asset if repayment is expected through the sale of the collateral) and the amortized cost basis of the loan. These valuations require significant judgments, which include assumptions regarding capitalization rates, leasing, creditworthiness of major tenants, occupancy rates, availability of financing, exit plan, loan sponsorship, actions of other lenders and other factors deemed necessary by FS Real Estate Advisor and Rialto. Actual losses, if any, could ultimately differ from these estimates.

See Note 2 to our consolidated financial statements included herein for additional information regarding our current expected credit loss reserve and our significant accounting policies.

Related Party Transactions

Compensation of FS Real Estate Advisor, Rialto and the Dealer Manager

Pursuant to the advisory agreement, FS Real Estate Advisor is entitled to an annual base management fee equal to 1.25% of the NAV for our Class T, Class S, Class D, Class M and Class I shares and a performance fee in an amount equal to 10.0% of the Core Earnings for the immediately preceding quarter, subject to a hurdle rate, expressed as a rate of return on average adjusted capital, equal to 1.625% per quarter, or an annualized hurdle rate of 6.5%. We also reimburse FS Real Estate Advisor and Rialto for their actual cost incurred on providing administrative services to us, including the allocable portion of compensation and related expenses of certain personnel providing such administrative services. Further, origination fees of up to 1.0% of the loan amount for first lien, subordinated or mezzanine debt or preferred equity financing may be retained by Rialto or FS Real Estate Advisor. FS Real Estate Advisor has also received compensation for the structuring and negotiation of certain financing arrangements. Pursuant to the advisory agreement, we will reimburse FS Real Estate Advisor and its affiliates for expenses incurred relating to our organization and continuous public offering, including the allocable portion of compensation and related expenses of certain personnel of Future Standard related thereto. FS Real Estate Advisor previously agreed to advance all of our organization and offering expenses until we raised $250,000 of gross proceeds from our public offering. In April 2020, FS Real Estate Advisor and Rialto agreed to defer the recoupment of any organization and offering expenses that may be reimbursable by us under the advisory agreement with respect to gross proceeds raised in the offering in excess of $250,000 until FS Real Estate Advisor, in its sole discretion, determined that we had achieved economies of scale sufficient to ensure that we could bear a reasonable level of expenses in relation to our income. We began reimbursing FS Real Estate Advisor in September 2020 and, as such, FS Real Estate Advisor may be reimbursed for any organization and offering expenses that it or Rialto has incurred on our behalf, up to a cap of 0.75% of gross proceeds raised after such time.

The dealer manager for our continuous public offering is FS Investment Solutions, which is an affiliate of FS Real Estate Advisor. Under the Dealer Manager Agreement, FS Investment Solutions is entitled to receive upfront selling commissions and dealer manager fees in connection with the sale of shares of common stock in our continuous public offering. FS Investment Solutions anticipates that all of the selling commissions and dealer manager fees will be reallowed to participating broker-dealers, unless a particular broker-dealer declines to accept some portion of the dealer manager fee they are otherwise eligible to receive. FS Investment Solutions is also entitled to receive stockholder servicing fees, which accrue daily and are paid on a monthly basis. FS Investment Solutions will reallow such stockholder servicing fees to participating broker-dealers, servicing broker-dealers and financial institutions (including bank trust departments) and will waive (pay back to us) stockholder servicing fees to the extent a broker-dealer or financial institution is not eligible or otherwise declines to receive all or a portion of such fees.

For the year ended December 31, 2025, the ratio of the cost of raising equity capital to the gross amount of equity capital raised was approximately 4.33%.

See Note 7 to our consolidated financial statements included herein for additional information regarding our related party transactions and relationships, including a description of the fees and amounts due to FS Real Estate Advisor, compensation of FS Investment Solutions, capital contributions by Future Standard and Rialto, our Expense Limitation Agreement with Future Standard and our purchase of a mortgage loan from an affiliate of Rialto.

FS Investment Solutions also serves or served as the placement agent for our private offerings pursuant to placement agreements. FS Investment Solutions does not receive any compensation pursuant to these agreements.

Item 7A. **Quantitative and Qualitative Disclosures About Market Risk.**

We are subject to financial market risks, including changes in interest rates. As of December 31, 2025, 96% of the outstanding principal of our debt investments were floating-rate investments. A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to any variable rate investments we may hold and to declines in the value of any fixed rate investments we may hold. However, many of our variable rate investments provide for an interest rate floor, which may prevent our interest income from increasing until benchmark interest rates increase beyond a threshold amount. To the extent that a substantial portion of our investments may be in variable rate investments, an increase in interest rates beyond this threshold would make it easier for us to meet or exceed our performance fee hurdle rate and may result in a substantial increase in our net investment income and the amount of performance fees payable to FS Real Estate Advisor.

Pursuant to the terms of the FS Rialto 2021-FL2, 2021-FL3, 2024-FL9, and 2025-FL10 the WF-1 Facility, the GS-1 Facility, the BB-1 Facility, the MS-1 Facility, the Barclays Revolving Credit Facility, the NTX-1 Facility, the BMO-1 Facility, the Lucid Facility, the Natixis loan, the MM-1 Facility, the WF-2 Facility, the CB-1 Facility, the Finance Blue Facility, the JP-1 Facility, the CO-1 Facility, and the Citi Facility borrowings are at a floating rate based on SOFR, and the pricing rate for any specific transaction executed under the RBC Facility may be charged, pursuant to the terms agreed for the transaction, at a floating-rate based on SOFR. To the extent that any present or future credit facilities or other financing arrangements that we or any of our subsidiaries enter into are based on a floating interest rate, we will be subject to risks relating to changes in market interest rates. In periods of rising interest rates, when we have debt outstanding, our cost of funds would increase, which could reduce our net investment income, especially to the extent we hold fixed rate investments.

We may seek to limit the impact of rising interest rates on earnings and cash flows through the use of derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets.

The following table shows the effect over a twelve-month period of changes in interest rates on our interest income, interest expense, and net interest income, assuming no changes in the composition of our investment portfolio, including the accrual status of our investments, and our financing arrangements in effect as of December 31, 2025:

Basis Point Changes in Interest Rates	Increase (Decrease) in Interest Income	Increase (Decrease) in Interest Expense	Increase (Decrease) in Net Interest Income	Percentage Change in Net Interest Income
Down 50 basis points[1]	$ (36,299)	$ (28,268)	$ (8,031)	(3.7)%
Down 25 basis points[1]	$ (19,072)	$ (14,197)	$ (4,875)	(2.2)%
No change	—	—	—	—
Up 25 basis points	$ 19,684	$ 14,197	$ 5,487	2.5 %
Up 50 basis points	$ 39,793	$ 28,393	$ 11,400	5.2 %

(1) Decrease in rates assumes SOFR does not decrease below 0%.

Item 8.   **Financial Statements and Supplementary Data.**

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of FS Credit Real Estate Income Trust, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FS Credit Real Estate Income Trust, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Current Expected Credit Losses (CECL)

Description of the Matter	As described in Notes 2 and 3 of the consolidated financial statements, the Company establishes a reserve for loans receivable that reflects its estimate of current expected credit losses (CECL) over the expected life of the loans included in its consolidated balance sheets. The Company reassesses the reserve for CECL at each balance sheet date and recognizes changes in earnings. The reserve on the Company's loans receivable includes a general and specific CECL reserve of $77.3 million and $0, respectively, as of December 31, 2025.
	In estimating the general CECL reserve, management uses a third-party probability-weighted analytical model that considers the likelihood of default and loss-given-default for each individual loan. For determining a specific CECL reserve for collateral dependent loans, the Company measures the expected losses based on the difference between the fair value of the collateral and the amortized cost basis of the loan. The Company estimates the fair value of the collateral using a discounted cash flow model which requires significant judgments.
	Auditing the Company's CECL reserves was especially challenging due to the complexity of the models and the significant estimation uncertainty of certain inputs and assumptions used in the models, including likelihood of default, loss-given-default and stabilized fair value of collateral.

How We Addressed the Matter in Our Audit	To test the CECL reserves, we performed audit procedures that included, among others, evaluating the appropriateness of the methodology, model and significant assumptions, and testing the completeness and accuracy of the inputs. With the assistance of our credit risk modeling valuation specialists, we evaluated the appropriateness of the likelihood of default and loss-given-default by comparing to independently obtained peer data. With the assistance of our real estate valuation specialists, for a sample of collateral dependent loans, we evaluated the reasonableness of current and stabilized fair values of the underlying collateral utilized in the model to develop the estimated reserve as well as the significant assumptions used to estimate the current and stabilized fair values, specifically the capitalization rates, by comparing to independently obtained market data.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2016.
Philadelphia, PA
March 13, 2026

FS Credit Real Estate Income Trust, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31,	
	2025	**2024**
Assets		
Cash and cash equivalents	$ 265,361	$ 61,486
Restricted cash	87,224	29,054
Loans receivable, held-for-investment, net of credit loss allowances of $77,270 and $93,664, respectively	7,764,337	7,402,810
Mortgage-backed securities held-to-maturity, net of credit loss allowances of $59 and $137, respectively	30,051	78,131
Mortgage-backed securities, at fair value, credit loss allowances of $23,895 and $19,918, respectively	201,618	335,720
Reimbursement due from sponsor	—	139
Investments in real estate, held-for-investment	423,363	383,669
Investment in real estate, held-for-sale	223,167	58,278
Receivable for investments sold and repaid	19,833	146,459
Interest receivable	72,964	58,110
Other assets	16,656	15,002
Mortgage loans held in securitization trusts, at fair value	2,654,570	1,633,589
Total assets[1]	$ 11,759,144	$ 10,202,447
Liabilities		
Collateralized loan obligations, net	$ 2,510,160	$ 3,696,034
Repurchase agreements payable, net	2,663,928	1,079,758
Credit facilities payable, net	1,042,958	837,894
Mortgage note payable, net	124,700	124,368
Due to related party	92,921	100,772
Interest payable	25,185	15,799
Payable for shares repurchased	38,573	42,504
Other liabilities	35,377	53,649
Mortgage obligations issued by securitization trusts, at fair value	2,408,636	1,484,019
Total liabilities[1]	8,942,438	7,434,797
Commitments and contingencies (See Note 11)		
Stockholders' equity		
Preferred stock, $0.01 par value, 100,000,000 shares authorized, 125 and 125 issued and outstanding, respectively	—	—
Class F common stock, $0.01 par value, 125,000,000 shares authorized, 583,372 and 729,680 issued and outstanding, respectively	6	7
Class Y common stock, $0.01 par value, 125,000,000 shares authorized, 843,658 and 843,658 issued and outstanding, respectively	8	8
Class T common stock, $0.01 par value, 125,000,000 shares authorized, 695,928 and 825,192 issued and outstanding, respectively	7	8
Class S common stock, $0.01 par value, 125,000,000 shares authorized, 67,157,395 and 64,784,166 issued and outstanding, respectively	672	648
Class D common stock, $0.01 par value, 125,000,000 shares authorized, 372,610 and 442,779 issued and outstanding, respectively	4	4
Class M common stock, $0.01 par value, 125,000,000 shares authorized, 3,864,662 and 4,638,955 issued and outstanding, respectively	39	46
Class I common stock, $0.01 par value, 300,000,000 shares authorized, 49,713,386 and 48,222,436 issued and outstanding, respectively	497	482
Additional paid-in capital	2,977,770	2,883,909
Accumulated other comprehensive income (loss)	(1,401)	(3,164)
Retained earnings (accumulated deficit)	(160,896)	(114,298)
Total stockholders' equity	2,816,706	2,767,650
Total liabilities and stockholders' equity	$ 11,759,144	$ 10,202,447

(1) The December 31, 2025 and 2024 consolidated balance sheets include assets of consolidated variable interest entities, or VIEs, that can only be used to settle obligations of the VIEs, and liabilities of the consolidated VIEs for which creditors do not have recourse to FS Credit Real Estate Income Trust, Inc. As of December 31, 2025 and 2024, assets of the VIEs totaled $5,709,015 and $6,512,889, respectively, and liabilities of the VIEs totaled $4,924,443 and $5,191,205, respectively. See Note 10 to our consolidated financial statements included herein for further details.

See notes to consolidated financial statements.

FS Credit Real Estate Income Trust, Inc.
Consolidated Statements of Operations
(in thousands, except share and per share amounts)

		Year Ended December 31,				
		2025		**2024**		**2023**
Net interest income						
Interest income	$	625,442	$	748,815	$	745,516
Less: Interest expense		(387,848)		(450,828)		(426,418)
Interest income on mortgage loans held in securitization trusts		148,001		89,331		24,374
Less: Interest expense on mortgage obligations issued by securitization trusts		(130,065)		(78,513)		(21,139)
Net interest income		255,530		308,805		322,333
Other expenses						
Management fee		37,381		37,922		34,884
Performance fee		—		16,141		23,356
General and administrative expenses		46,773		46,147		41,183
Real estate operating expenses		33,261		11,149		6,268
Depreciation and amortization		20,387		15,384		7,336
Interest expense on real estate		8,056		9,251		9,105
Less: Expense limitation		(1,589)		(139)		(148)
Add: Expense recoupment to sponsor		338		—		753
Net other expenses		144,607		135,855		122,737
Other income (loss)						
Credit loss expense, net		13,157		(20,517)		(65,613)
Real estate operating income		48,192		25,298		20,303
Net change in unrealized gain (loss) on interest rate cap		(2,617)		(3,899)		(2,543)
Net realized gain (loss) on mortgage-backed securities, fair value option		111		359		—
Net realized gain (loss) on extinguishment of debt		—		273		261
Net realized gain (loss) on real estate, net		3,909		357		—
Net change in unrealized gain (loss) on mortgage-backed securities, fair value option		(1,157)		762		433
Net unrealized gain (loss) on mortgage loans and obligations held in securitization trusts		1,094		1,692		299
Net unrealized gain (loss) on real estate, held-for-sale		(2,834)		—		—
Total other income (loss)		59,855		4,325		(46,860)
Net income before income taxes		170,778		177,275		152,736
Income tax expense		(869)		(2,261)		(2,533)
Net income		169,909		175,014		150,203
Preferred stock dividends		(15)		(15)		(15)
Net income attributable to FS Credit Real Estate Income Trust, Inc.	$	169,894	$	174,999	$	150,188
Per share information—basic and diluted						
Net income per share of common stock - basic	$	1.39	$	1.42	$	1.32
Net income per share of common stock - diluted	$	1.36	$	1.40	$	1.32
Weighted average common stock outstanding - basic		122,088,334		123,465,514		113,761,636
Weighted average common stock outstanding - diluted		124,648,777		125,031,581		113,761,636

See notes to consolidated financial statements.

FS Credit Real Estate Income Trust, Inc.
Consolidated Statements of Comprehensive Income
(in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 169,909	$ 175,014	$ 150,203
Other comprehensive income (loss)			
Net change in unrealized gain (loss) on mortgage-backed securities available-for-sale	1,763	3,822	4,920
Total other comprehensive income (loss)	1,763	3,822	4,920
Comprehensive income	$ 171,672	$ 178,836	$ 155,123

See notes to consolidated financial statements.

FS Credit Real Estate Income Trust, Inc.
Consolidated Statements of Changes in Equity
(in thousands)

	Par Value							Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	Common Stock Class F	Common Stock Class Y	Common Stock Class T	Common Stock Class S	Common Stock Class D	Common Stock Class M	Common Stock Class I				
Balance as of December 31, 2022	$ 9	$ 9	$ 16	$ 549	$ 7	$ 46	$ 340	$2,314,639	$ (11,906)	$ 13,448	$ 2,317,157
Common stock issued	—	—	—	151	—	7	177	803,519	—	—	803,854
Distributions declared	—	—	—	—	—	—	—	—	—	(194,173)	(194,173)
Proceeds from distribution reinvestment plan	—	—	—	20	—	1	16	94,506	—	—	94,543
Repurchases of common stock	(2)	—	(3)	(74)	(1)	(5)	(58)	(345,568)	—	—	(345,711)
Stockholder servicing fees	—	—	—	—	—	—	—	(19,463)	—	—	(19,463)
Offering costs	—	—	—	—	—	—	—	(6,046)	—	—	(6,046)
Restricted stock units issued	—	—	—	—	—	—	—	28,214	—	—	28,214
Net income	—	—	—	—	—	—	—	—	—	150,203	150,203
Dividends on preferred stock	—	—	—	—	—	—	—	—	—	(15)	(15)
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	4,920	—	4,920
Adoption of ASU 2016-13	—	—	—	—	—	—	—	—	—	(41,521)	(41,521)
Balance as of December 31, 2023	7	9	13	646	6	49	475	2,869,801	(6,986)	(72,058)	2,791,962
Common stock issued	—	—	—	80	—	—	98	429,367	—	—	429,545
Distributions declared	—	—	—	—	—	—	—	—	—	(217,239)	(217,239)
Proceeds from distribution reinvestment plan	—	—	—	22	—	1	20	107,414	—	—	107,457
Repurchases of common stock	—	(1)	(5)	(100)	(2)	(4)	(111)	(548,215)	—	—	(548,438)
Stockholder servicing fees	—	—	—	—	—	—	—	(1,741)	—	—	(1,741)
Offering costs	—	—	—	—	—	—	—	(3,238)	—	—	(3,238)
Restricted stock units issued	—	—	—	—	—	—	—	30,521	—	—	30,521
Net income	—	—	—	—	—	—	—	—	—	175,014	175,014
Dividends on preferred stock	—	—	—	—	—	—	—	—	—	(15)	(15)
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	3,822	—	3,822
Balance as of December 31, 2024	$ 7	$ 8	$ 8	$ 648	$ 4	$ 46	$ 482	$2,883,909	$ (3,164)	$ (114,298)	$ 2,767,650

See notes to consolidated financial statements.

FS Credit Real Estate Income Trust, Inc.
Consolidated Statements of Changes in Equity (continued)
(in thousands)

	Par Value							Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	Common Stock Class F	Common Stock Class Y	Common Stock Class T	Common Stock Class S	Common Stock Class D	Common Stock Class M	Common Stock Class I				
Balance as of December 31, 2024	$ 7	$ 8	$ 8	$ 648	$ 4	$ 46	$ 482	$2,883,909	$ (3,164)	$ (114,298)	$ 2,767,650
Common stock issued	—	—	—	93	—	—	93	445,682	—	—	445,868
Distributions declared	—	—	—	—	—	—	—	—	—	(216,492)	(216,492)
Proceeds from distribution reinvestment plan	—	—	—	24	—	1	20	107,163	—	—	107,208
Repurchases of common stock	(1)	—	(1)	(93)	—	(8)	(98)	(488,595)	—	—	(488,796)
Stockholder servicing fees	—	—	—	—	—	—	—	(6,571)	—	—	(6,571)
Offering costs	—	—	—	—	—	—	—	(3,345)	—	—	(3,345)
Performance contingent rights issued	—	—	—	—	—	—	—	9,561	—	—	9,561
Restricted stock units issued	—	—	—	—	—	—	—	29,966	—	—	29,966
Net income	—	—	—	—	—	—	—	—	—	169,909	169,909
Dividends on preferred stock	—	—	—	—	—	—	—	—	—	(15)	(15)
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	1,763	—	1,763
Balance as of December 31, 2025	$ 6	$ 8	$ 7	$ 672	$ 4	$ 39	$ 497	$2,977,770	$ (1,401)	$ (160,896)	$ 2,816,706

See notes to consolidated financial statements.

FS Credit Real Estate Income Trust, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities			
Net income	$ 169,909	$ 175,014	$ 150,203
Adjustments to reconcile net income to net cash provided by (used in) operating activities			
Performance contingent rights	9,561	—	—
Restricted stock units	29,966	30,521	28,214
Amortization of deferred fees on loans and debt securities	(25,241)	(17,577)	(14,541)
Amortization of deferred financing costs and discount	27,307	26,658	21,347
Net unrealized (gain) loss on valuation of interest rate cap	2,617	3,899	2,543
Net realized (gain) loss on sale of mortgage-backed securities, fair value option	(111)	(359)	—
Real estate depreciation and amortization	20,387	15,384	7,336
Credit loss expense, net	(13,157)	20,517	65,613
Net realized gain (loss) on real estate, net	(3,909)	—	—
Net unrealized (gain) loss on mortgage loans and obligations held in securitization trusts	(1,094)	(1,692)	(299)
Net change in unrealized (gain) loss on mortgage-backed securities, fair value option	1,157	(762)	(433)
Net unrealized (gain) loss on real estate, held-for-sale	2,834	—	—
Changes in assets and liabilities			
Reimbursement (due from) due to sponsor	139	(139)	605
Interest receivable	(14,854)	(15,818)	(10,052)
Other assets	(5,632)	(5,753)	(6,333)
Due to related party	(25)	(1)	1
Interest payable	9,386	(14,794)	11,214
Other liabilities	(18,602)	21,628	1,334
Net cash provided by (used in) operating activities	190,638	236,726	256,752
Cash flows from investing activities			
Origination and fundings of loans receivable	(2,400,194)	(1,336,466)	(1,170,567)
Principal collections from loans receivable, held-for-investment	1,979,829	1,211,531	729,234
Exit and extension fees received on loans receivable, held-for-investment	10,510	6,563	998
Purchases of mortgage-backed securities, at fair value	(67,125)	(134,298)	(90,177)
Principal repayments of mortgage-backed securities, at fair value	197,778	37,827	2,900
Principal repayments of mortgage-backed securities, held-to-maturity	50,300	—	—
Purchase of mortgage loans held in securitization trusts, at fair value	(101,064)	(148,045)	(38,879)
Principal repayments of mortgage loans held in securitization trusts at fair value	8,180	72,822	—
Capital improvements to real estate	(9,498)	(1,579)	(128)
Net cash provided by (used in) investing activities	(331,284)	(291,645)	(566,619)
Cash flows from financing activities			
Issuance of common stock	445,868	429,545	803,854
Repurchases of common stock	(492,727)	(533,331)	(378,802)
Stockholder distributions paid	(109,089)	(109,881)	(97,679)
Stockholder servicing fees paid	(14,404)	(14,346)	(13,656)
Offering costs paid	(3,345)	(3,238)	(6,046)
Borrowings under repurchase agreements	2,678,483	1,327,940	152,576
Repayments under repurchase agreements	(1,089,435)	(504,489)	(653,593)
Borrowings under credit facilities	818,560	609,946	877,084
Repayments under credit facilities	(604,784)	(679,946)	(268,066)
Proceeds from issuance of collateralized loan obligations	888,011	746,894	—

See notes to consolidated financial statements.

FS Credit Real Estate Income Trust, Inc.
Consolidated Statements of Cash Flows (continued)
(in thousands)

		Year Ended December 31,				
		2025		**2024**		**2023**
Repayment of collateralized loan obligations	$	(2,087,175)	$	(1,361,432)	$	(47,564)
Payment of deferred financing costs		(27,272)		(18,204)		(3,858)
Net cash provided by (used in) financing activities		402,691		(110,542)		364,250
Total increase (decrease) in cash, cash equivalents and restricted cash		262,045		(165,461)		54,383
Cash, cash equivalents and restricted cash at beginning of year		90,540		256,001		201,618
Cash, cash equivalents and restricted cash at end of year	$	352,585	$	90,540	$	256,001
Supplemental disclosure of cash flow information and non-cash financial activities						
Payments of interest	$	359,211	$	448,215	$	402,962
Accrued stockholder servicing fee	$	(7,833)	$	(12,605)	$	5,807
Distributions payable	$	8,864	$	8,669	$	8,768
Reinvestment of stockholder distributions	$	107,208	$	107,457	$	94,543
Payable for shares repurchased	$	38,573	$	42,504	$	27,397
Loan principal payments held by servicer	$	19,833	$	146,459	$	8,180
Consolidation of securitization trusts	$	892,279	$	996,800	$	581,700
Deconsolidation of securitization trusts	$	—	$	(352,131)	$	—
Transfer of loans receivable held for investments to investments in real estate, held-for-investment	$	(47,136)	$	(215,528)	$	—
Transfer of loans receivable held for investments to investments in real estate, held-for-sale	$	(165,331)	$	(57,037)	$	—
Modifications accounted for as repayments and new loans	$	—	$	66,869	$	—

See notes to consolidated financial statements.

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

Note 1. Principal Business and Organization

FS Credit Real Estate Income Trust, Inc. (the "Company"), was incorporated under the general corporation laws of the State of Maryland on November 7, 2016 and formally commenced investment operations on September 13, 2017. The Company is managed by FS Real Estate Advisor, LLC, ("FS Real Estate Advisor" or the "adviser"), a subsidiary of the Company's sponsor, Franklin Square Holdings, L.P., which does business as Future Standard ("Future Standard"), a national sponsor of alternative investment funds designed for the individual investor. FS Real Estate Advisor has engaged Rialto Capital Management, LLC, ("Rialto" or the "sub-adviser") to act as its sub-adviser. The Company is currently conducting a public offering of up to $2,750,000 of its Class T, Class S, Class D, Class M and Class I shares of common stock pursuant to a registration statement on Form S-11 filed with the Securities and Exchange Commission (the "SEC"), consisting of up to $2,400,000 in shares in its primary offering and up to $350,000 in shares pursuant to its distribution reinvestment plan. The Company is also conducting a private offering of its Class I common stock to certain accredited investors.

The Company has elected to be taxed as a real estate investment trust ("REIT"), for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2017. The Company intends to be an investment vehicle of indefinite duration focused on real estate debt investments and other real estate-related assets. The shares of common stock are generally intended to be sold and repurchased by the Company on a continuous basis. The Company intends to conduct its operations so that it is not required to register under the Investment Company Act of 1940, as amended (the "1940 Act").

The Company's primary investment objectives are to: provide current income in the form of regular, stable cash distributions to achieve an attractive distribution yield; preserve and protect invested capital; realize appreciation in net asset value ("NAV") from proactive investment management and asset management; and provide an investment alternative for stockholders seeking to allocate a portion of their long-term investment portfolios to commercial real estate debt.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The consolidated financial statements include both the Company's accounts and the accounts of its wholly owned subsidiaries and variable interest entities ("VIEs"), of which the Company is the primary beneficiary, as of December 31, 2025. All significant intercompany transactions have been eliminated in consolidation. In the opinion of management, the accompanying consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The Company has evaluated the impact of subsequent events through the date the consolidated financial statements were issued.

Use of Estimates: The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation: Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC") Topic 810—Consolidation, or ASC Topic 810, provides guidance on the identification of a VIE (an entity for which control is achieved through means other than voting rights) and the determination of which business enterprise, if any, should consolidate the VIE. An entity is considered a VIE if any of the following applies: (1) the equity investors (if any) lack one or more of the essential characteristics of a controlling financial interest; (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support; or (3) the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

The Company consolidates VIEs in which it is considered to be the primary beneficiary. The primary beneficiary is defined as the entity having both of the following characteristics: (1) the power to direct the activities that, when taken together, most significantly impact the VIE's performance; and (2) the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE. The Company determines whether it is the primary beneficiary of an entity subject to consolidation based on a qualitative assessment of the VIE's capital structure, contractual terms, nature of the VIE's operations and purpose and the Company's relative exposure to the related risks of the VIE on the date it becomes initially involved in the VIE. The Company reassesses its VIE determination with respect to an entity on an ongoing basis. For the Company's consolidated securitization VIEs, the third party ownership interests are reflected as liabilities in the Company's consolidated balance sheets because the beneficial

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

interests payable to these third parties are legally issued in the form of debt. The Company's presentation of net income attributes earnings to controlling and non-controlling interests. Refer to Note 10 for additional discussion of the Company's VIEs.

Cash, Cash Equivalents and Restricted Cash: The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company's uninvested cash is maintained with high credit quality financial institutions, which are members of the Federal Deposit Insurance Corporation. The Company's cash is held with major financial institutions and generally exceed federally insured limits. Restricted cash primarily represents cash held in accounts to fund additional collateral interests within the Company's collateralized loan obligations as well as cash held at the property level of the Company's investments in real estate.

The following table provides a reconciliation of cash, cash equivalents and restricted cash in the Company's consolidated balance sheets to the total amount shown in the Company's consolidated statements of cash flows:

| | December 31, | |
	2025	2024
Cash and cash equivalents	$ 265,361	$ 61,486
Restricted cash	87,224	29,054
Total cash, cash equivalents and restricted cash	$ 352,585	$ 90,540

Loans Receivable: Loans that the Company has the intent and ability to hold for the foreseeable future are classified as held for investment. Loans originated by the Company are carried at amortized cost, net of credit loss allowances as discussed below. Purchased loans are recorded at amortized cost, or unpaid principal balance plus purchase premium or less unamortized discount. Costs to purchase loans are expensed as incurred.

Loans that the Company originates or purchases that the Company is unable to hold, or intends to sell or otherwise dispose of, in the foreseeable future are classified as held-for-sale and are carried at the lower of amortized cost or fair value less estimated costs to sell.

Mortgage-Backed Securities: Mortgage-backed securities are classified as held-to-maturity or available-for-sale or accounted for under the fair value option. The Company determines the appropriate classification of its securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet's date. Mortgage-backed securities are classified as held-to-maturity when the Company intends to, and has the ability to, hold until maturity. Held-to-maturity securities are stated at amortized cost on the consolidated balance sheets. The Company's remaining mortgage-backed securities are classified as either available-for-sale or accounted for under the fair value option and are reported at fair value on the consolidated balance sheets as components of Mortgage-backed securities, at fair value. The Company elected the fair value option for all mortgage-backed securities acquired during the year ended December 31, 2025. Changes in fair value for mortgage-backed securities accounted for under the fair value option are recorded in the consolidated statements of operations as a component of Net change in unrealized gain (loss) on mortgage-backed securities, fair value option. The Company chose to elect the fair value option in order to simplify the accounting treatment for its investment securities. The fair value option provides an option to elect fair value as an alternative measurement for selected financial instruments. The fair value option may be elected only upon the occurrence of certain specified events, including when the Company enters into an eligible firm commitment, at initial recognition of the financial instrument, as well as upon a business combination or consolidation of a subsidiary. The election is irrevocable unless a new election event occurs. Prior to the quarter ended June 30, 2023, all mortgage-backed securities acquired that were not classified as held-to-maturity were classified as available-for-sale, stated at fair value and the changes in fair value are recorded in other comprehensive income. The Company's held-to-maturity and available-for-sale securities were subject to CECL (defined below), as discussed below.

Current Expected Credit Loss ("CECL") Reserve: The CECL model applies to the Company's loans receivable, held-for-investment and its mortgage-backed securities held-to-maturity which are carried at amortized cost, including future funding commitments and accrued interest receivable related to those loans and securities. The Company has elected not to measure an allowance for credit losses on accrued interest receivable (which is classified separately on its consolidated balance sheets), but rather write off in a timely manner by reversing interest income and/or cease accruing interest that would likely be uncollectible.

CECL requires an entity to consider historical loss experience, current conditions, and a reasonable and supportable forecast of the macroeconomic environment. Considering the lack of historical company data related to any realized loan losses since its inception, the Company elected to estimate its general CECL reserve by using a probability-weighted analytical model that considers

68

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

the likelihood of default and loss-given-default for each individual loan. The credit loss model utilizes historical loss rates derived from a third party commercial real estate loan database with historical loan loss data beginning in 1998. The Company provides specific loan-level inputs which include loan-to-value ("LTV"), principal balances, property type, location, coupon, origination year, term, subordination, expected repayment dates and property net operating income. The Company also considers qualitative and environmental factors, including, but not limited to, reasonable and supportable macroeconomic forecasts, business conditions and trends, concentration of credit and changes in the level of such concentrations. The reasonable and supportable forecast period is followed by an immediate reversion period back to historical loss rates.

The Company's loans typically include commitments to fund incremental proceeds to its borrowers over the life of the loan, which future funding commitments are also subject to the CECL model. The CECL reserve related to future loan fundings is recorded as a component of Other liabilities on the consolidated balance sheets. This CECL reserve is estimated using the same process outlined above for outstanding loan balances, and changes in this component of the CECL reserve will similarly impact the Company's consolidated net income.

For both the funded and unfunded portions of its loans, the Company considers its internal risk rating of each loan as the primary credit quality indicator underlying the assessment. FS Real Estate Advisor and Rialto perform a quarterly review of the Company's portfolio of loans. In connection with this review, FS Real Estate Advisor and Rialto assess the risk factors of each loan and assign a risk rating based on a variety of factors, including, without limitation, LTV ratio, debt yield, property type, geographic and local market dynamics, physical condition, cash flow volatility, leasing and tenant profile, loan structure and exit plan and project sponsorship. Based on a 5-point scale, the Company's loans are rated "1" through "5," from less risk to greater risk, which ratings are defined as follows:

Loan Risk Rating	Summary Description
1	Very Low Risk
2	Low Risk
3	Medium Risk
4	High Risk/Potential for Loss
5	Impaired/Loss Likely and/or Foreclosure is Probable

Impairment is indicated when it is deemed probable that the Company will not be able to collect all amounts due to it pursuant to the contractual terms of the loan. If a loan is determined to be impaired, the Company assigns the loan a risk rating of 5 and records the impairment as a specific CECL reserve. For determining a specific CECL reserve, financial instruments are assessed outside of the CECL model on an individual basis. For collateral dependent loans that the Company determines foreclosure of the collateral is probable, the Company assigns the loan a risk rating of 5 and measures the expected losses based on the differences between the fair value of the collateral (less estimated costs to sell the asset if repayment is expected through the sale of the collateral) and the amortized cost basis of the loan as of the measurement date. For these loans, the allowance for expected credit losses may be zero if the fair value of the collateral on the measurement date exceeds the amortized cost basis of the loan. For collateral dependent loans where the Company determines foreclosure is not probable, a practical expedient to estimate expected losses may be applied using the difference between the collateral's fair value (less estimated costs to sell the asset if repayment is expected through the sale of the collateral) and the amortized cost basis of the loan. These valuations require significant judgments, which include assumptions regarding capitalization rates, leasing, creditworthiness of major tenants, occupancy rates, availability of financing, exit plan, loan sponsorship, actions of other lenders, and other factors deemed necessary by FS Real Estate Advisor and Rialto. Actual losses, if any, could ultimately differ from these estimates.

Separate provisions of the CECL model apply to the Mortgage-backed securities available-for-sale, which are carried at fair value with unrealized gains and losses reported as a component of Accumulated other comprehensive income (loss). The Company is required to establish an initial credit loss allowance for those available-for-sale securities that are purchased with credit deterioration ("PCD") by grossing up the amortized cost basis of each security and providing an offsetting credit loss allowance for the difference between expected cash flows and contractual cash flows, both on a present value basis.

The Company uses a discounted cash flow method to estimate and recognize a credit loss allowance on its available-for-sale securities. The credit loss allowance represents the difference between the security's amortized cost basis and the present value of expected cash flows. The credit loss allowance is limited to the difference between the security's fair value and its amortized cost. Changes in the credit loss allowance are recognized immediately in earnings as a component of Credit loss expense, net.

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

Real Estate, Held-for-Investment: The Company receives foreclosed properties in settlement of loans held for investment by taking legal title or physical possession of the properties. Foreclosed properties are generally recognized at the time the real estate is received at foreclosure sale or upon execution of a deed in lieu of foreclosure. Foreclosed properties are initially measured at fair value. If the fair value of the property is less than the carrying value of the loan, the difference is recognized within Credit loss expense, net on the Company's consolidated statements of operations and the cumulative reserve on the loan is charged off. A gain may be recognized if the fair value of the property exceeds the carrying value of the loan.

Upon the acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, tenant improvements, above-market and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price to the acquired assets and assumed liabilities. The Company assesses and considers fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that it deems appropriate, as well as other available market information. Estimates of future cash flows are based on several factors including the historical operating results, known and anticipated trends and market and economic conditions. The Company capitalizes acquisition-related costs associated with asset acquisitions.

The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. The Company records acquired in-place lease values based on the Company's evaluation of the specific characteristics of each tenant's lease. The Company will record acquired above-market and below-market leases at their fair values which represents the present value of the difference between contractual rents of acquired leases and market rents at the time of the acquisition for the remaining lease term, discounted for tenant credit risks. The Company also considers an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenants' credit quality and expectations of lease renewals. Based on its acquisitions to date, the Company's allocation to customer relationship intangible assets has not been material.

Intangible assets and intangible liabilities are recorded as a component of investment in real estate, held-for-investment on the Company's consolidated balance sheets. The amortization of acquired above-market, below-market, and in-place leases is recorded as a component of depreciation and amortization, on the Company's consolidated statements of operations.

The cost of buildings and improvements includes the purchase price of the Company's properties and any acquisition-related costs, along with any subsequent improvements to such properties. Real estate, held-for-investment properties are generally depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Description	Depreciable Life
Building and improvements	2 to 42 years
Furniture, fixtures and equipment	1 to 10 years
Tenant improvements	Shorter of estimated useful life or lease term
Lease intangibles	Over lease term

The Company's management reviews its real estate, held-for-investment properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value. Since the impairment model considers real estate properties to be "long-lived assets to be held and used," cash flows to determine whether an asset has been impaired are undiscounted. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the periods presented, no such impairment occurred.

Real Estate, Held-for-Sale: The Company evaluates its real estate assets, to determine whether such assets should be classified as held-for-sale. Real estate assets are classified as held for sale when they meet the criteria under ASC Topic 360, which includes, among other things, that the sale of the asset is probable and the transfer of the asset is expected to qualify for recognition as a completed sale within one year. Once a real estate asset is classified as held for sale, depreciation and amortization are suspended and the asset is carried at the lower of the asset's carrying amount or its fair value less estimated costs to sell.

Fair Value of Financial Instruments: ASC Topic 820, *Fair Value Measurements and Disclosures*, or ASC Topic 820, defines fair value, establishes a framework for measuring fair value, and requires certain disclosures about fair value measurements under GAAP. Specifically, this guidance defines fair value based on exit price, or the price that would be received upon the sale of an asset or the transfer of a liability in an orderly transaction between market participants at the measurement date.

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

ASC Topic 820 also establishes a fair value hierarchy that prioritizes and ranks the level of market price observability used in measuring financial instruments. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument, and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination, as follows:

Level 1: Generally includes only unadjusted quoted prices that are available in active markets for identical financial instruments as of the reporting date.

Level 2: Pricing inputs include quoted prices in active markets for similar instruments, quoted prices in less active or inactive markets for identical or similar instruments where multiple price quotes can be obtained, and other observable inputs, such as interest rates, yield curves, credit risks, and default rates.

Level 3: Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. These inputs require significant judgment or estimation by management or third parties when determining fair value and generally represent anything that does not meet the criteria of Levels 1 and 2.

The estimated value of each asset reported at fair value using Level 3 inputs is determined by an internal committee comprised of members of senior management of FS Real Estate Advisor.

Certain of the Company's assets are reported at fair value either (i) on a recurring basis, as of each quarter-end, or (ii) on a nonrecurring basis, as a result of impairment or other events. The Company generally values its assets recorded at fair value by either (i) discounting expected cash flows based on assumptions regarding the collection of principal and interest and estimated market rates, or (ii) obtaining assessments from third-party dealers. For collateral-dependent loans that are identified as impaired, the Company measures impairment by comparing FS Real Estate Advisor's estimation of fair value of the underlying collateral (less estimated costs to sell the asset if repayment is expected through the sale of the collateral) to the book value of the respective loan. These valuations may require significant judgments, which include assumptions regarding capitalization rates, leasing, creditworthiness of major tenants, occupancy rates, availability of financing, exit plan, loan sponsorship, actions of other lenders, and other factors deemed necessary by FS Real Estate Advisor and Rialto.

The Company is also required by GAAP to disclose fair value information about financial instruments that are not otherwise reported at fair value in the Company's consolidated balance sheets, to the extent it is practicable to estimate a fair value for those instruments. These disclosure requirements exclude certain financial instruments and all non-financial instruments.

The following methods and assumptions are used to estimate the fair value of financial instruments, for which it is practicable to estimate that value:

- Cash and cash equivalents: The carrying amount of cash on deposit and in money market funds approximates fair value.
- Restricted cash: The carrying amount of restricted cash approximates fair value.
- Loans receivable held-for-investment, net: The fair values for these loans were estimated by FS Real Estate Advisor based on a discounted cash flow methodology taking into consideration factors, including capitalization rates, discount rates, leasing, occupancy rates, availability and cost of financing, exit plan, sponsorship, actions of other lenders, and indications of market value from other market participants.
- Mortgage-backed securities, at fair value: The fair values for these investments were based upon prices obtained from third-party pricing providers. The third-party pricing providers develop their pricing based on transaction prices of recent trades for similar financial instruments.
- Mortgage-backed securities held-to-maturity: The fair values for these investments were estimated by FS Real Estate Advisor based on a discounted cash flow methodology pursuant to which a discount rate or market yield is used to discount the estimated future cash flows expected to be received from the underlying investment, which include both future principal and interest payments. Significant increases or decreases in the discount rate or market yield would result in a decrease or increase in the fair value measurement.

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

- Collateralized loan obligations, repurchase agreements payable, credit facilities payable, and mortgage note payable: The fair values for these instruments were estimated based on the rate at which similar credit facilities would have currently been priced.

Assets of the Consolidated Mortgage Loans and Liabilities of the Consolidated Mortgage Obligations: The Company separately presents the assets and liabilities of its consolidated securitization loans as individual line items on its consolidated balance sheets. The liabilities of its consolidated securitization loans consist solely of obligations to the bondholders of the related trusts, and are thus presented as a single line item entitled "Mortgage obligations issued by securitization trusts." The assets of its consolidated securitization loans consist principally of loans. These assets in the aggregate are likewise presented as a single line item entitled "Mortgage loans held in securitization trusts." The residual difference shown on its consolidated statements of operations in the line item "Unrealized gain (loss) on mortgage loans and obligations held in securitization trusts" represents the Company's beneficial interest in the mortgage loans. The Company elected the fair value option for initial and subsequent recognition of the assets and liabilities of its consolidated securitization mortgage loans held in securitization trusts and the related commercial mortgage-backed securities ("CMBS") investments. Interest income and interest expense associated with these loans are presented separately on the Company's consolidated statements of operations.

The securitization mortgage loan assets as a whole can only be used to settle the obligations of the consolidated mortgage loans. The assets of the Company's securitization mortgage loans are not individually accessible by the bondholders, which creates inherent limitations from a valuation perspective.

The securitization mortgage loans in which the Company invests are "static"; that is, no reinvestment is permitted, and there is no active management of the underlying assets. In determining the fair value of the assets and liabilities of the securitization mortgage loans, the Company maximizes the use of observable inputs over unobservable inputs.

The Company's consolidated mortgage obligations generally represent bonds that are not owned by the Company directly. The majority of these are either traded in the marketplace or can be analogized to similar securities that are traded in the marketplace. For these liabilities, pricing is considered to be Level 2, where the valuation is based upon quoted prices for similar instruments traded in active markets. The Company generally utilizes third party pricing service providers for valuing these liabilities. In order to determine whether to utilize the valuations provided by third parties, the Company conducts an ongoing evaluation of their valuation methodologies and processes, as well as a review of the individual valuations themselves. In evaluating third party pricing for reasonableness, the Company considers a variety of factors, including market transaction information for the particular bond, market transaction information for bonds within the same trust, market transaction information for similar bonds, the bond's ratings and the bond's subordination levels.

For the minority portion of the Company's consolidated mortgage obligations which consist of unrated or non-investment grade bonds that are not owned by the Company directly, pricing may be either Level 2 or Level 3. If independent third party pricing similar to that noted above is available, the Company considers the valuation to be Level 2. If such third party pricing is not available, the valuation is generated from model-based techniques that use significant unobservable assumptions, and the Company considers the valuation to be Level 3. For mortgage obligations classified as Level 3, valuation is determined based on discounted expected future cash flows which take into consideration expected duration and yields based on market transaction information, ratings, subordination levels, vintage and current market spread. Mortgage obligations may shift between Level 2 and Level 3 of the fair value hierarchy if the significant fair value inputs used to price the mortgage obligations become or cease to be observable.

The individual assets of a mortgage loan are inherently incapable of precise measurement given their illiquid nature and the limitations on available information related to these assets. Because the Company's methodology for valuing these assets does not value the individual assets of a mortgage loan, but rather uses the value of the mortgage obligations as an indicator of the fair value of mortgage loan assets as a whole, the Company has determined that its valuations of mortgage loan assets in their entirety should be classified in Level 3 of the fair value hierarchy.

Deferred Financing Costs: Deferred financing costs include issuance and other costs related to the Company's debt obligations. The deferred financing costs related to the Company's collateralized loan obligations, repurchase agreements, and mortgage note payable are recorded as a reduction in the net book value of the related liability on the Company's consolidated balance sheets. Deferred financing costs related to the Company's revolving credit facilities and facilities that are undrawn as of the reporting date are recorded as an asset on the Company's consolidated balance sheets. These costs are amortized as interest expense using the straight-line method over the term of the related obligation, which approximates the effective interest method.

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

Revenue Recognition: Security transactions are accounted for on the trade date. The Company records interest income from its loans receivable portfolio on an accrual basis to the extent that the Company expects to collect such amounts. The Company does not accrue as a receivable interest or dividends on loans and securities if there is reason to doubt the collectability of such income. Discounts or premiums associated with the investment securities are amortized or accreted into interest income as a yield adjustment on the effective interest method, based on expected cash flows through the expected maturity date of the investment. On at least a quarterly basis, the Company reviews and, if appropriate, makes adjustments to its cash flow projections. The Company records dividend income on the ex-dividend date. Any loan origination fees to which the Company is entitled, loan exit fees, original issue discount and market discount are capitalized and such amounts are amortized as interest income over the respective term of the investment. Upon the prepayment of a loan or security, any unamortized loan origination fees to which the Company is entitled are recorded as fee income. The Company records prepayment premiums on loans and securities as fee income when it receives such amounts.

Loans are considered past due when payments are not made in accordance with the contractual terms. The Company does not accrue interest on loans if it is not probable that payments of such interest will be collected. Unless the loan is both well secured and in the process of collection, loans are placed on non-accrual status when principal or interest is 120 days or more past due or when repayment of interest and principal is, in our judgment, in doubt. Interest receivable deemed uncollectible will be immediately written off by reversing the related interest income. Interest payments received on non-accrual loans are generally recognized as interest income on a cash basis. If a full recovery of principal is doubtful, the cost recovery method is applied whereby any cash received is applied to the outstanding principal balance of the loan. Recognition of interest income on non-performing loans on an accrual basis is resumed when it is probable that the Company will be able to collect amounts due according to the contractual terms. Refer to Note 3 and Note 4 of this document for our disclosure of any investments placed on non-accrual. As of December 31, 2025 and 2024, the amortized cost of loans on non-accrual status was $219,481 and $317,988, respectively.

Offering Costs: Offering costs primarily include, among other things, marketing expenses and printing, legal and due diligence fees and other costs pertaining to the Company's continuous public offering of shares of its common stock, including the preparation of the registration statement and salaries and direct expenses of FS Real Estate Advisor's personnel, employees of its respective affiliates and others while engaged in such activities. The Company may reimburse FS Real Estate Advisor and Rialto for any offering expenses that they incurred on the Company's behalf, up to a cap of 0.75% of gross proceeds raised after such time. During the period from November 7, 2016 (Inception) to December 31, 2025, the Company incurred offering costs of $29,961, which were paid on its behalf by Future Standard (see Note 7).

Income Taxes: The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, or the Code, commencing with its taxable year ended December 31, 2017. In order to maintain its status as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its annual REIT taxable income to its stockholders. As a REIT, the Company generally will not be subject to federal income tax on income that it distributes to stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions.

The Company's qualification as a REIT also depends on its ability to meet various other requirements imposed by the Code, which relate to organizational structure, diversity of stock ownership, and certain restrictions with regard to the nature of the Company's assets and the sources of its income. Even if the Company qualifies as a REIT, it may be subject to certain U.S. federal income and excise taxes and state and local taxes on its income and assets. If the Company fails to maintain its qualification as a REIT for any taxable year, it may be subject to material penalties as well as federal, state, and local income tax on its taxable income at regular corporate rates and the Company would not be able to qualify as a REIT for the subsequent four full taxable years. As of December 31, 2025 and 2024, the Company was in compliance with all REIT requirements.

Securitization transactions could result in the creation of taxable mortgage pools for federal income tax purposes. As a REIT, so long as the Company owns 100% of the equity interests in a taxable mortgage pool, it generally would not be adversely affected by the characterization of the securitization as a taxable mortgage pool. Certain categories of stockholders, however, such as foreign stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, or UBTI, could be subject to increased taxes on a portion of their dividend income from the Company that is attributable to the taxable mortgage pool. The Company has not made UBTI distributions to its common stockholders and does not intend to make such UBTI distributions in the future.

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

The Company consolidates subsidiaries that incur U.S. federal, state and local income taxes, based on the tax jurisdiction in which each subsidiary operates. During the years ended December 31, 2025, 2024, and 2023, the Company recorded a current income tax of $869, $2,261 and $2,533, respectively, related to operations of its taxable REIT subsidiaries and various other state and local taxes. As of December 31, 2025, tax years 2019 through 2025 remain subject to examination by taxing authorities.

Uncertainty in Income Taxes: The Company evaluates each of its tax positions to determine if they meet the minimum recognition threshold in connection with accounting for uncertainties in income tax positions taken or expected to be taken for the purposes of measuring and recognizing tax benefits or liabilities in the consolidated financial statements. Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is "more likely than not" to be sustained assuming examination by taxing authorities. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities as income tax expense in the consolidated statements of operations. During the years ended December 31, 2025, 2024 and 2023, the Company did not incur any interest or penalties and none were accrued at December 31, 2025 or 2024.

Stockholder Servicing Fees: The Company follows the guidance in ASC 405, *Liabilities*, when accounting for stockholder servicing fees. The Company will pay stockholder servicing fees over time on its shares of Class T, Class S, Class D and Class M common stock as described in Note 7. The Company records stockholder servicing fees as a reduction to additional paid-in capital and records the related liability in an amount equal to its best estimate of the fees payable in relation to the shares of Class T, Class S, Class D and Class M common stock on the date such shares are issued. The liability will be reduced over time, as the fees are paid to the dealer manager, or adjusted if the fees are no longer payable.

Earnings Per Share: The restricted stock units grant Class I shares issued to FS Real Estate Advisor and Rialto for payment of the administrative services fee are considered to be participating securities. The impact of these restricted stock units on basic and diluted earnings per common share ("EPS") has been calculated using the two-class method whereby earnings are allocated to the restricted stock units based on dividends declared and the restricted stock units' participation rights in undistributed earnings.

Derivative Instruments: The Company uses interest rate caps to manage risks from fluctuations in interest rates. The Company has not designated any of these contracts as fair value or cash flow hedges for accounting purposes. The Company records its derivatives on its consolidated balance sheets at fair value and such amounts are included in Other assets. Any changes in the fair value of these derivatives are recorded in earnings.

The valuation of the Company's interest rate caps are determined based on assumptions that management believes market participants would use in pricing, using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of the derivative. This analysis reflects the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and its counterparties. However, as of December 31, 2025, the Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments are not significant to the overall valuation of the Company's derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Recent Accounting Pronouncements: In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures*, or ASU 2024-03, which requires disaggregated disclosure of certain costs and expenses, including purchases of inventory, employee compensation, depreciation, amortization and depletion, within relevant income statement captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning with the first quarter ended March 31, 2028. Early adoption and retrospective application is permitted. The Company is currently assessing the impact of this guidance, however, the Company does not expect a material impact on its consolidated financial statements.

(in thousands, except share and per share amounts)

Note 3. Loans Receivable, net

The following table details overall statistics for the Company's loans receivable portfolio as of December 31, 2025 and 2024:

	December 31,	
	2025	2024
Number of loans	140	145
Principal balance	$ 7,845,350	$ 7,507,083
Net book value	$ 7,764,337	$ 7,402,810
Unfunded loan commitments(1)	$ 332,562	$ 254,768
Weighted-average cash coupon(2)	+3.31%	+3.50%
Weighted-average all-in yield(2)(3)	+3.41%	+3.68%
Weighted-average maximum maturity (years)(4)	2.5	2.4

(1) The Company may be required to provide funding when requested by the borrowers in accordance with the terms of the underlying agreements.
(2) The Company's floating rate loans are expressed as a spread over the relevant benchmark rates, which include Secured Overnight Financing Rate, or SOFR. In addition to cash coupon, all-in yield includes accretion of discount (amortization of premium) and accrual of exit fees. For loans placed on non-accrual, the interest rate used in calculating weighted-average cash coupon and weighted-average all-in yield is 0%.
(3) As of December 31, 2025 and 2024, the one-month SOFR rate was 3.69% and 4.50%, respectively.
(4) Maximum maturity assumes all extension options are exercised by the borrowers, however; loans may be repaid prior to such date.

For the years ended December 31, 2025 and 2024, the activity in the Company's loan portfolio was as follows:

	For the Year Ended December 31,	
	2025	2024
Loans receivable at beginning of period	$ 7,496,474	$ 7,782,219
Loan fundings(1)	2,400,194	1,403,335
Loan repayments(1)	(1,853,203)	(1,419,698)
Amortization of deferred fees on loans	21,119	12,968
Credit loss charge off(2)	—	(3,222)
Exit and extension fees received on loans receivable	(10,510)	(6,563)
Transfer to investments in real estate, net(3)	(212,467)	(272,565)
Total loans receivable	7,841,607	7,496,474
CECL reserve	(77,270)	(93,664)
Loans receivable, net	$ 7,764,337	$ 7,402,810

(1) Loan repayments for the year ended December 31, 2024 were inclusive of $66,869 of amortized cost for a loan modification accounted for as a new loan for GAAP purposes. Effective on September 19, 2024, a new collateral secured loan with a new unrelated borrower was entered into from a previously owned risk rated 4 senior loan with a principal balance of $74,299. As a part of the new agreement, the new borrower agreed to pay the Company an amount equal to $7,430 in principal balance.
(2) During the year ended December 31, 2024, the Company resolved a senior loan related to an office property in Fox Hills, CA that had outstanding principal balance of $17,672. The Company recognized a charge-off of $3,222 on the discounted payoff of the loan.
(3) Refer to Note 5 "Real Estate" for further discussion.

The following tables detail the property type and geographic location of the properties securing the loans in the Company's loans receivable, held-for-investment portfolio as of December 31, 2025 and 2024:

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 3. Loans Receivable (continued)

Property Type	December 31, 2025		December 31, 2024	
	Net Book Value	Percentage	Net Book Value	Percentage
Multifamily	$ 4,250,284	54 %	$ 4,158,483	55 %
Hospitality	1,039,723	13 %	1,052,578	14 %
Office	801,387	10 %	522,686	7 %
Industrial	780,707	10 %	878,656	12 %
Mixed Use	527,356	7 %	190,180	3 %
Retail	334,980	4 %	574,321	8 %
Various	91,000	1 %	103,391	1 %
Self Storage	16,170	1 %	16,179	0 %
Total loans receivable	7,841,607	100 %	7,496,474	100 %
CECL reserve	(77,270)		(93,664)	
Loans receivable, net	$ 7,764,337		$ 7,402,810	

Geographic Location[1]	December 31, 2025		December 31, 2024	
	Net Book Value	Percentage	Net Book Value	Percentage
South	$ 3,576,258	46 %	$ 3,399,087	45 %
Northeast	1,797,634	23 %	1,576,005	21 %
West	1,443,603	18 %	1,509,283	20 %
Various	589,909	8 %	675,558	9 %
Midwest	434,203	5 %	336,541	5 %
Total loans receivable	7,841,607	100 %	7,496,474	100 %
CECL reserve	(77,270)		(93,664)	
Loans receivable, net	$ 7,764,337		$ 7,402,810	

_____

(1)   As defined by the United States Department of Commerce, Bureau of the Census.

Loan Risk Rating

As further described in Note 2, FS Real Estate Advisor and Rialto assess the risk factors of each loan and assign a risk rating based on a variety of factors, including, without limitation, LTV ratio, debt yield, property type, geographic and local market dynamics, physical condition, cash flow volatility, leasing and tenant profile, loan structure and exit plan and project sponsorship. Based on a 5-point scale, the Company's loans are rated "1" through "5", from less risk to greater risk, which ratings are defined in Note 2.

The following table allocates the net book value of the Company's loans receivable, held-for-investment portfolio based on the Company's internal risk ratings:

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 3. Loans Receivable (continued)

Risk Rating	December 31, 2025			December 31, 2024		
	Number of Loans	Net Book Value	Percentage	Number of Loans	Net Book Value	Percentage
1	—	$ —	—	—	$ —	—
2	—	—	—	—	—	—
3	127	7,229,226	92 %	132	6,831,933	92 %
4	9	491,893	6 %	12	559,541	7 %
5	4	120,488	2 %	1	105,000	1 %
Total loans receivable	140	7,841,607	100 %	145	7,496,474	100 %
CECL reserve		(77,270)			(93,664)	
Loans receivable, net		$7,764,337			$7,402,810	

The Company's primary credit quality indicator is its risk ratings, which are further discussed in Note 2. The following tables present the net book value of its loans receivable, held-for-investment portfolio as of December 31, 2025 and December 31, 2024, respectively, by year of origination and risk rating:

Risk Rating	Net Book Value of Loans Receivable by Year of Origination December 31, 2025						
	2025	2024	2023	2022	2021	Prior	Total
1	$ —	$ —	$ —	$ —	$ —	$ —	$ —
2	—	—	—	—	—	—	—
3	2,361,114	687,623	401,167	2,322,908	1,359,935	96,479	7,229,226
4	—	—	—	374,409	117,484	—	491,893
5	—	—	—	62,931	34,994	22,563	120,488
Total loans receivable	$2,361,114	$ 687,623	$ 401,167	$2,760,248	$1,512,413	$ 119,042	$ 7,841,607
CECL reserve							(77,270)
Loans receivable, net							$ 7,764,337

Risk Rating	Net Book Value of Loans Receivable by Year of Origination December 31, 2024						
	2024	2023	2022	2021	2020	Prior	Total
1	$ —	$ —	$ —	$ —	$ —	$ —	$ —
2	—	—	—	—	—	—	—
3	1,152,443	619,077	3,082,618	1,859,065	57,383	61,347	6,831,933
4	—	—	321,160	200,877	14,942	22,562	559,541
5	—	—	105,000	—	—	—	105,000
Total loans receivable	$1,152,443	$ 619,077	$3,508,778	$2,059,942	$ 72,325	$ 83,909	$ 7,496,474
CECL reserve							(93,664)
Loans receivable, net							$ 7,402,810

Current Expected Credit Loss Reserve

The CECL reserve required under GAAP reflects the Company's current estimate of potential credit losses related to the loans included in its consolidated balance sheets. The general CECL reserve is measured on a collective basis wherever similar risk characteristics exist within a pool of similar assets. The Company has identified senior loans and mezzanine loans as pools within its loans receivable portfolio. Refer to Note 2 for further discussion of the Company's CECL reserve.

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 3. Loans Receivable (continued)

The following table provides details on the changes in CECL reserve for funded loans by investment pool for the years ended December 31, 2025 and 2024, recorded in loans receivable, held-for-investment on the consolidated balance sheets:

	Senior	Mezzanine	Total
CECL Reserve as of December 31, 2023	$ 74,074	$ 5,777	$ 79,851
Increase (Decrease) in general CECL reserve	12,292	4,489	16,781
Increase (Decrease) in specific CECL reserve	1,376	—	1,376
Charge-offs in specific CECL reserve[1]	(4,344)	—	(4,344)
CECL reserve as of December 31, 2024	$ 83,398	$ 10,266	$ 93,664
Increase (Decrease) in general CECL reserve	(12,370)	(4,024)	(16,394)
Increase (Decrease) in specific CECL reserve	—	—	—
CECL reserve as of December 31, 2025	$ 71,028	$ 6,242	$ 77,270

---

(1) The charge-off related to two previously impaired loans that were resolved during the year ended December 31, 2024. The first resolution was the result of a foreclosure acquisition related to an office asset in Seattle, WA, which previously had a specific reserve balance as of December 31, 2023, and is now included on our consolidated balance sheets in investments in real estate, held-for-investment. Refer to Note 5 "Real Estate" for further discussion. The other resolution was the result of the sale of a senior loan collateralized by an office property in Fox Hills, CA that had an outstanding principal of $17,672.

As of December 31, 2025 and 2024, the Company had no specific CECL reserves recorded in loans receivable, held-for-investment on the consolidated balance sheets.

The following table summarizes our risk rated 5 loans as of December 31, 2025, which were analyzed for specific CECL reserves:

Loan Type	Origination Date	Location	Property Type	Amortized Cost	Specific CECL Reserve	Non-accrual Status
Senior Loan	3/12/2021	San Francisco, CA	Office	$ 34,994	—	Cash basis - September 2024
Senior Loan	7/18/2018	Washington, DC	Hospitality	$ 22,500	—	Cash basis - January 2025
Senior Loan	5/12/2022	Aurora, CO	Multifamily	$ 57,146	—	N/A
Mezz Loan	5/12/2022	Aurora, CO	Multifamily	$ 5,785	—	Cash basis - May 2025

The risk rated 5 loans were determined to be collateral dependent as of December 31, 2025. Loans are assigned a risk rating of 5 when an impairment or a loss is likely and/or foreclosure is probable. The allowance for expected credit losses for loans when foreclosure is probable may be zero if the fair value of the collateral on the measurement date exceeds the amortized cost basis of the loan. The Company estimated expected losses based on the fair value of the collateral of the loan, which was determined by applying a capitalization rate between 5.50% and 9.25%, and a discount rate between 7.50% and 10.50%.

The following table presents an aging analysis for the Company's portfolio of loans held for investment on amortized cost basis:

	Current or Less Than 30 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Loans
December 31, 2025[1]	$ 7,344,683	$ —	$ 54,440	$ 437,091	$ 7,836,214
December 31, 2024[2]	$ 7,050,039	$ 46,828	$ —	$ 393,669	$ 7,490,536

---

(1) As of December 31, 2025, the total amortized cost basis for loans with interest income payments of 90 days or more past due that were not placed on non-accrual status was $308,392.

(2) As of December 31, 2024, the total amortized cost basis for loans with interest income payments of 90 days or more past due that were not placed on non-accrual status was $75,681.

Current Expected Credit Loss Reserve for Unfunded Loan Commitments

Table of Contents

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)(in thousands, except share and per share amounts)

Note 3. Loans Receivable (continued)

As of December 31, 2025, the Company had unfunded commitments of $332,562. The expected credit losses over the contractual period of its loans are subject to the obligation to extend credit through its unfunded loan commitments. See Note 2 for further discussion of the CECL reserve related to the Company's unfunded loan commitments.

The following table provides details on the changes in CECL reserve for unfunded loan commitments by investment pool for the years ended December 31, 2025 and 2024, recorded in other liabilities on the Company's consolidated balance sheets:

	Unfunded Commitments CECL Reserve		
	Senior Loans	Mezzanine Loans	Total
CECL Reserve as of December 31, 2023	$ 1,540	$ 28	$ 1,568
Increase (Decrease) in CECL reserve	(101)	60	(41)
CECL reserve as of December 31, 2024	$ 1,439	$ 88	$ 1,527
Increase (Decrease) in CECL reserve	(576)	(86)	(662)
CECL reserve as of December 31, 2025	$ 863	$ 2	$ 865

During the years ended December 31, 2025 and 2024, the Company recorded decreases of $662 and $41, respectively, in expected credit loss reserve against its unfunded loan commitments, bringing the total CECL reserve of its unfunded loan commitments to $865 and $1,527 as of December 31, 2025 and 2024, respectively, recorded in other liabilities on the consolidated balance sheets.

Note 4. Mortgage Backed Securities

Mortgage-Backed Securities, at Fair Value

Commercial mortgage-backed securities, or CMBS, classified as available-for-sale are reported at fair value on the consolidated balance sheets with changes in fair value recorded in other comprehensive income. CMBS accounted for under the fair value option are reported at fair value on the consolidated balance sheets with changes in fair value recorded in the consolidated statements of operations as a component of Net change in unrealized gain (loss) on mortgage-backed securities, fair value option.

The table below summarizes various attributes of the Company's investments in CMBS reported at fair value as of December 31, 2025 and 2024, respectively.

				Gross Unrealized			Weighted Average	
	Outstanding Face Amount	Amortized Cost Basis	Allowance for Credit Losses	Gains	Losses	Fair Value	Coupon	Maturity (years)
December 31, 2025								
CMBS, available-for-sale	$ 63,957	$ 59,677	$ (23,895)	$ 96	$ (1,496)	$ 34,382	9.26%(1)	12.5
CMBS, fair value option	$ 170,298	$ 167,197	$ —	$ 707	$ (668)	$167,236	6.10%(1)	5.7
December 31, 2024								
CMBS, available-for-sale	$ 156,755	$ 152,450	$ (19,918)	$ 769	$ (3,932)	$129,369	9.39%(2)	13.3
CMBS, fair value option	$ 207,653	$ 205,154	$ —	$1,433	$ (238)	$206,350	6.85%(2)	3.8

(1) Calculated using the one-month SOFR rate of 3.69% as of December 31, 2025.
(2) Calculated using the one-month SOFR rate of 4.50% as of December 31, 2024.

As of December 31, 2025 and 2024, there were two CMBS, classified as available-for-sale on non-accrual status with a total amortized cost of $24,953 and $25,485, respectively. All future interest collections will be accounted for under the cost recovery method.

The Company uses a discounted cash flow method to estimate and recognize an allowance for its available-for sale securities. The following table provides details on the changes in allowance for credit losses for available-for sale securities:

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 4. Mortgage Backed Securities (continued)

	For the Year Ended December 31,	
	2025	2024
Allowance for credit losses at beginning of period	$ (19,918)	$ (17,582)
Additions on securities for which credit losses were not previously recorded	—	—
(Increase) decrease on securities with previously recorded credit losses	(3,977)	(2,336)
Allowance for credit losses at end of period	$ (23,895)	$ (19,918)

The following table presents the gross unrealized losses and estimated fair value of any available-for-sale securities for which an allowance for credit losses has not been recorded that were in an unrealized loss position as of December 31, 2025 and 2024, respectively.

	Estimated Fair Value		Unrealized Losses	
	Securities with a loss less than 12 months	Securities with a loss greater than 12 months	Securities with a loss less than 12 months	Securities with a loss greater than 12 months
December 31, 2025				
CMBS, available-for-sale	$ —	$ 19,348	$ —	$ (1,496)
December 31, 2024				
CMBS, available-for-sale	$ —	$ 61,467	$ —	$ (3,932)

As of December 31, 2025 and 2024, there were three securities and seven securities, respectively, with unrealized losses reflected in the table above. After evaluating the securities and recording adjustments for credit losses, the Company concluded that the remaining unrealized losses reflected above were noncredit-related and would be recovered from the securities' estimated future cash flows. The Company considered a number of factors in reaching this conclusion, including that it did not intend to sell the securities, it was not considered more likely than not that the Company would be forced to sell the securities prior to recovering its amortized cost, and there were no material credit events that would have caused the Company to otherwise conclude that it would not recover the cost of the securities.

Mortgage-Backed Securities, Held-to-Maturity

The table below summarizes various attributes of the Company's investments in held-to-maturity CMBS as of December 31, 2025 and 2024, respectively.

	Amortized Cost Basis	Credit Loss Allowance	Net Carrying Amount	Gross Unrecognized Holding Gains	Gross Unrecognized Holding Losses	Fair Value
December 31, 2025						
CMBS, held-to-maturity	$ 30,110	$ (59)	$ 30,051	$ —	$ (147)	$ 29,904
December 31, 2024						
CMBS, held-to-maturity	$ 78,268	$ (137)	$ 78,131	$ —	$ (1,024)	$ 77,107

The following table provides details on the changes in CECL reserve for held-to-maturity CMBS for the years ended December 31, 2025 and 2024, respectively:

CECL Reserve as of December 31, 2023	$ 71
Increase (Decrease) in CECL reserve	66
CECL reserve as of December 31, 2024	$ 137
Increase (Decrease) in CECL reserve	(78)
CECL reserve as of December 31, 2025	$ 59

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 4. Mortgage Backed Securities (continued)

The table below summarizes the maturities of the Company's investments in held-to-maturity CMBS as of December 31, 2025:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
CMBS, held-to-maturity	$ 30,110	$ —	$ 30,110	$ —	$ —

Note 5. Real Estate

Investment in real estate, held-for-investment, consisted of the following as of December 31, 2025 and 2024:

	December 31,	
	2025	2024
Building and building improvements	$ 323,519	$ 278,269
Land and land improvements	91,318	80,911
Furniture, fixtures and equipment	7,312	4,736
In-place lease intangibles	47,952	46,104
Total	470,101	410,020
Accumulated depreciation and amortization	(46,738)	(26,351)
Investments in real estate, held-for-investment	$ 423,363	$ 383,669

The following table details the Company's future amortization of intangible assets for each of the next five years and thereafter:

	Amortization
2026	$ 5,704
2027	5,098
2028	3,879
2029	3,803
2030	3,010
Thereafter	1,519
Total	$ 23,013

The following table presents the future minimum lease payments to be collected under non-cancelable operating leases, excluding tenant reimbursements of expenses:

	Contractual Lease Payments
2026	$ 31,645
2027	17,121
2028	16,864
2029	16,386
2030	16,728
Thereafter	6,930
Total	$ 105,674

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 5. Real Estate (continued)

During the year ended December 31, 2025, the Company received the following foreclosed properties in settlement of loans held-for-investment:

Acquisition Date	Property Type	Location	Purchase Price/Fair Value on the Date of Foreclosure
January 2025[1]	Multifamily	New Rochelle, NY	$ 105,955
October 2025[2]	Multifamily	Decatur, GA	51,800
October 2025[3]	Multifamily	Doraville, GA	42,680
December 2025[4]	Multifamily	Philadelphia, PA	19,088
Total real estate acquisitions			$ 219,523

(1) In January 2025, the Company acquired a multifamily property located in New Rochelle, NY via a deed in lieu of foreclosure. The property previously collateralized a senior loan receivable held-for-investment. The asset was recorded on our consolidated balance sheets at the disclosed value above as the fair value of the real estate asset less estimated costs to sell. Upon acquisition, the Company classified the real estate as held for sale and will not depreciate or amortize the carrying value of the property.

(2) In October 2025, the Company acquired a multifamily property located in Decatur, GA via foreclosure. The property previously collateralized a senior loan receivable held for investment. The asset was recorded on our consolidated balance sheets at the disclosed value above. Upon acquisition, the Company classified the real estate as held for investment and will depreciate and amortize the carrying value of the property.

(3) In October 2025, the Company acquired a multifamily property located in Doraville, GA via foreclosure. The property previously collateralized senior loan receivables held for investment. The asset was recorded on our consolidated balance sheets at the disclosed value above as the fair value of the real estate asset less estimated costs to sell. Upon acquisition, the Company classified the real estate as held for sale and will not depreciate or amortize the carrying value of the property.

(4) In December 2025, the Company acquired a multifamily property located in Philadelphia, PA via foreclosure. The property previously collateralized senior loan receivables held for investment. The asset was recorded on our consolidated balance sheets at the disclosed value above as the fair value of the real estate asset less estimated costs to sell. Upon acquisition, the Company classified the real estate as held for sale and will not depreciate or amortize the carrying value of the property.

During the year ended December 31, 2024, the Company received the following foreclosed properties in settlement of loans held for investment:

Acquisition Date	Property Type	Location	Purchase Price/Fair Value on the Date of Foreclosure
August 2024[1]	Multifamily	Atlanta, GA	$ 50,473
August 2024[2]	Multifamily	Arlington, TX	35,563
September 2024[3]	Multifamily	Austin, TX	95,807
September 2024[4]	Office	Seattle, WA	32,282
November 2024[5]	Multifamily	Antioch, TN	58,278
Total real estate acquisitions			$ 272,403

(1) In August 2024, the Company acquired a multifamily property located in Atlanta, GA via foreclosure. The property previously collateralized a senior loan receivable held for investment. The asset was recorded on our consolidated balance sheets at the disclosed value above.

(2) In August 2024, the Company acquired a multifamily property located in Arlington, TX via foreclosure. The property previously collateralized senior and mezz loan receivables held for investment. The asset was recorded on our consolidated balance sheets at the disclosed value above.

(3) In September 2024, the Company acquired a multifamily property located in Austin, TX via foreclosure. The property previously collateralized a senior loan receivable held for investment. The asset was recorded on our consolidated balance sheets at the disclosed value above.

(4) In September 2024, the Company acquired an office property located in Seattle, WA via foreclosure. The property previously collateralized a senior loan receivable held for investment. The asset was recorded on our consolidated balance sheets at the disclosed value above.

(5) In November 2024, the Company acquired a multifamily property located in Antioch, TN via foreclosure. The property previously collateralized a senior loan receivable held for investment. The asset was recorded on our consolidated balance sheets at the disclosed value above. Upon acquisition, the Company classified the real estate as held for sale and will not depreciate or amortize the carrying value of the property.

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 5. Real Estate (continued)

Investments in Real Estate, Held-for-Sale

Investments in real estate, held-for-sale as of December 31, 2025, included four multifamily properties located in Antioch, TN, New Rochelle, NY, Doraville, GA, and Philadelphia, PA with an aggregate carrying value of $223,167. Depreciation and amortization are suspended for these properties and the assets are carried at the lower of the asset's carrying amount or fair value less estimated costs to sell.

Table of Contents

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)(in thousands, except share and per share amounts)

Note 6. Financing Arrangements

The following tables present summary information with respect to the Company's outstanding financing arrangements as of December 31, 2025 and 2024.

	As of December 31, 2025					
Arrangement	Weighted Average Spread[(1)]	Amount Outstanding[(2)]	Amount Available	Maturity Date	Carrying Amount of Collateral	Fair Value of Collateral
Collateralized Loan Obligations						
2021-FL2 Notes	+1.88%[(3)]	$ 363,244	$ —	May 5, 2038	$ 483,729	$ 486,756
2021-FL3 Notes	+1.81%[(3)]	524,403	—	November 4, 2036	732,398	727,133
2024-FL9 Notes	+1.96%[(3)]	746,894	—	October 21, 2039	804,383	804,328
2025-FL10 Notes	+1.59%[(3)]	890,237	—	August 19, 2042	965,475	965,065
		2,524,778	—		2,985,985	2,983,282
Repurchase Agreements						
WF-1 Facility	+1.63%[(4)]	122,554	377,446	November 26, 2026	153,974	153,290
GS-1 Facility	+1.90%[(5)]	344,597	255,403	April 25, 2028	436,343	440,812
BB-1 Facility	+1.62%[(4)]	52,475	647,525	February 21, 2028	67,260	66,930
MS-1 Facility	+1.55%[(4)]	282,306	67,694	December 9, 2030	352,787	352,882
RBC Facility	+0.91%[(6)]	83,123	—	N/A	120,404	120,463
NTX-1 Facility	+1.30%[(4)]	46,480	153,520	December 29, 2029	58,075	58,100
BMO-1 Facility	+1.57%[(3)]	55,612	—	April 16, 2027	69,488	69,515
Lucid Facility	+0.83%	93,261	—	N/A	121,898	123,145
WF-2 Facility	+2.50%[(4)]	106,603	106,825	October 21, 2026	149,481	148,570
Finance Blue Facility	+1.60%[(4)]	32,413	22,918	February 17, 2028	42,516	42,932
CB-1 Facility	+1.93%[(4)]	661,355	97,026	September 9, 2028	900,789	891,874
JP-1 Facility	+1.95%[(4)]	572,217	40,095	October 15, 2030	719,474	716,410
CO-1 Facility	+1.34%[(4)]	218,720	131,280	November 19, 2026	273,326	273,400
Citi Facility		—	—	N/A	—	—
		2,671,716	1,899,732		3,465,815	3,458,323
Revolving Credit Facilities						
MM-1 Facility	+2.05%[(7)]	968,776	531,224	September 17, 2034	1,254,839	1,252,040
Barclays Facility	+2.35%[(8)]	95,000	305,000	April 24, 2027	—	—
		1,063,776	836,224		1,254,839	1,252,040
Mortgage Loan	+2.15%[(7)]	124,700	2,000	July 9, 2026	149,083	185,000
Total		$ 6,384,970	$ 2,737,956		$ 7,855,722	$ 7,878,645

(1) The rates are expressed over the relevant floating benchmark rates, which include Term SOFR and SOFR Average (compounded average of SOFR over a rolling 30-day period).
(2) The amount outstanding under the facilities approximates their fair value.
(3) Term SOFR or SOFR Average (compounded average of SOFR over a rolling 30-day period), subject to a 0.00% floor.
(4) Benchmark rate is subject to a 0.00% floor. SOFR benchmark rate is selected with respect to a transaction as set forth in the related transaction confirmation for the underlying transaction.
(5) Term SOFR is subject to a 0.00% floor. GS-1 and Goldman Sachs may mutually agree on rates outside this range or a different floor on an asset by asset basis.
(6) Borrowings under the RBC Facility consists of one or more floating and fixed rate transactions. Fixed rate transactions are reflected as a spread over the relevant floating benchmark rate.
(7) Term SOFR is subject to a 0.00% floor.
(8) Borrowings under the Barclays Facility bear interest, at the Company's election, at either a base rate plus a spread of 1.25% per annum or one-, three- or six-month Term SOFR plus a spread of 2.25% per annum and a credit spread adjustment of 0.10% per annum.

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 6. Financing Arrangements (continued)

				As of December 31, 2024		
Arrangement	**Weighted Average Interest Rate[1]**	**Amount Outstanding[2]**	**Amount Available**	**Maturity Date**	**Carrying Amount of Collateral**	**Fair Value of Collateral**
Collateralized Loan Obligations						
2019-FL1 Notes	+2.12%[3]	$ 75,257	$ —	December 18, 2036	$ 170,635	$ 167,117
2021-FL2 Notes	+1.71%[3]	530,971	—	May 5, 2038	615,579	613,601
2021-FL3 Notes	+1.70%[3]	692,948	—	November 4, 2036	897,852	886,073
2022-FL4 Notes	+2.33%[3]	611,666	—	January 31, 2039	823,286	813,333
2022-FL5 Notes	+2.83%[3]	490,597	—	June 17, 2037	620,552	611,895
2022-FL7 Notes	+3.21%[3]	573,385	—	October 17, 2039	757,095	750,863
2024-FL9 Notes	+2.03%[3]	746,894	—	October 21, 2039	821,587	819,772
		3,721,718	—		4,706,586	4,662,654
Repurchase Agreements						
WF-1 Facility	[4]	—	500,000	September 26, 2026	—	—
GS-1 Facility	+2.08%[5]	295,512	154,488	January 26, 2025	372,211	382,072
BB-1 Facility	+1.94%[4]	88,875	611,125	February 21, 2025	117,372	117,476
MS-1 Facility	+2.65%[4]	32,889	117,111	October 13, 2025	45,998	45,828
RBC Facility	+1.03%[6]	117,038	—	N/A	149,102	150,107
NTX-1 Facility	+1.56%[4]	143,260	106,740	November 10, 2025	178,900	178,942
BMO-1 Facility	+2.00%[4]	53,200	112,000	February 28, 2025	66,493	66,485
Lucid Facility	+0.89%	63,457	—	N/A	85,027	85,408
WF-2 Facility	+2.50%[4]	233,107	204,011	October 21, 2026	303,884	302,197
Finance Blue Facility	+1.60%[4]	55,331	—	February 17, 2028	69,119	69,107
		1,082,669	1,805,475		1,388,106	1,397,622
Revolving Credit Facilities						
MM-1 Facility	+2.30%[7]	850,000	150,000	September 20, 2031	1,106,058	1,097,415
Barclays Facility	[8]	—	425,000	April 24, 2027	—	—
		850,000	575,000		1,106,058	1,097,415
Mortgage Loan	+2.15%[7]	124,700	2,000	July 9, 2025	152,036	186,630
Total		$ 5,779,087	$2,382,475		$ 7,352,786	$ 7,344,321

(1) The rates are expressed over the relevant floating benchmark rates, which include Term SOFR and SOFR Average (compounded average of SOFR over a rolling 30-day period).
(2) The amount outstanding under the facilities approximates their fair value.
(3) Term SOFR or SOFR Average (compounded average of SOFR over a rolling 30-day period), subject to a 0.00% floor.
(4) Benchmark rate is subject to a 0.00% floor. SOFR benchmark rate is selected with respect to a transaction as set forth in the related transaction confirmation for the underlying transaction.
(5) Term SOFR is subject to a 0.00% floor. GS-1 and Goldman Sachs may mutually agree on rates outside this range or a different floor on an asset by asset basis.
(6) Borrowings under the RBC Facility consists of one or more floating and fixed rate transactions. Fixed rate transactions are reflected as a spread over the relevant floating benchmark rate.
(7) Term SOFR is subject to a 0.00% floor.
(8) Borrowings under the Barclays Facility bear interest, at the Company's election, at either a base rate plus a spread of 1.25% per annum or one-, three- or six-month Term SOFR plus a spread of 2.25% per annum and a credit spread adjustment of 0.10% per annum.

The Company's average borrowings and weighted average interest rate, including the effect of non-usage fees, for the year ended December 31, 2025 were $5,827,732 and 6.24%, respectively. The Company's average borrowings and weighted average interest rate, including the effect of non-usage fees, for the year ended December 31, 2024 were $5,726,761 and 7.44%, respectively.

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 6. Financing Arrangements (continued)

Under its financing arrangements, the Company has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar financing arrangements. The Company was in compliance with all covenants required by its financing arrangements as of December 31, 2025 and 2024.

Maturities

The Company generally requires the amount outstanding on debt obligations to be paid down before the financing arrangement's respective maturity date. The following table sets forth the Company's repayment schedule for secured financings outstanding as of December 31, 2025 based on the maturity date of each financing arrangement:

	Collateralized Loan Obligations[1]	Repurchase Agreements	Revolving Credit Facilities	Mortgage Loan	Total
2026	$ 382,147	$ 624,261	$ —	$ 124,700	$ 1,131,108
2027	728,910	55,612	95,000	—	879,522
2028	362,473	1,090,840	—	—	1,453,313
2029	252,205	46,480	—	—	298,685
2030	728,508	854,523	—	—	1,583,031
Thereafter	70,535	—	968,776	—	1,039,311
Total	$ 2,524,778	$ 2,671,716	$ 1,063,776	$ 124,700	$ 6,384,970

_____

(1)   The allocation of repayments under the Company's collateralized loan obligations is based on the maturity date of each agreement, or the maximum maturity date assuming all extension options are exercised by the borrower if the reinvestment period has expired.

Collateralized Loan Obligations

The Company financed certain pools of loans through collateralized loan obligations, which include 2021-FL2, 2021-FL3, 2024-FL9, and 2025-FL10, or collectively, the CLOs. The following table outlines the number of loans, including partial loans, and the principal balance of the collateralized pool of interests for each CLO.

	As of December 31, 2025	
Collateral Assets	**Total Count**	**Principal Balance**
2021-FL2[1]	15	$ 386,740
2021-FL3	18	732,448
2024-FL9	18	804,472
2025-FL10	23	965,766
Total	74	$ 2,889,426

_____

(1)   As of December 31, 2025 2021-FL2 held full ownership of three investments in real estate for a total carrying value of $97,014.

Deferred financing costs and discounts related to the collateralization of the CLO notes are amortized to interest expense over the remaining life of the loans. The following table outlines the net book value of the CLOs on the Company's consolidated balance sheets.

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 6. Financing Arrangements (continued)

| | December 31, | |
	2025	2024
Face value	$ 2,524,778	$ 3,721,718
Unamortized deferred financing costs	(11,498)	(19,339)
Unamortized discount	(3,120)	(6,345)
Net book value	$ 2,510,160	$ 3,696,034

Repurchase Agreements

The Company has entered into, and maintains in effect fourteen repurchase facilities. The Company, through direct or indirect wholly owned subsidiaries, entered into repurchase agreements with Wells Fargo (the "WF-1 Facility and WF-2 Facility"), Goldman Sachs (the "GS-1 Facility"), Royal Bank of Canada (the "RBC Facility"), Barclays Bank PLC (the "BB-1 Facility" and "Finance Blue Facility"), Citibank N.A. (the "CB-1 Facility"), Morgan Stanley Bank, N.A. (the "MS-1 Facility"), Natixis, New York Branch (the "NTX-1 Facility"), Bank of Montreal (the "BMO-1 Facility"), Lucid Prime Fund (the "Lucid Facility"), JP Morgan Chase Bank, N.A. (the JP-1 Facility"), Capital One, N.A. (the "CO-1 Facility"), and CitiGroup Global Markets (the "Citi Facility"). The Company uses repurchase facilities for multiple purposes, including, but not limited to, (i) financing the acquisition and origination of (a) real estate loans or senior controlling participation interests in such loans, (b) pari passu participation interests in mortgage loans and (c) mezzanine loans and, (ii) repurchase transactions of securities and financial instruments. Each repurchase facility is subject to certain representations, warranties, covenants, events of default and indemnities unique to each facility but customary for agreements of this type. Further, the Company has entered into guarantees with respect to each of the repurchase facilities in which the Company guarantees obligations of the facility. Each transaction under each repurchase facility has its own specific terms, such as identification of the assets subject to the transaction, sale price, repurchase price and rate.

The Company incurred deferred financing costs in connection with each repurchase facility, which costs are being amortized to interest expense over the life of that repurchase facility. The following table outlines the net book value of the Company's repurchase facilities on its consolidated balance sheets.

| | December 31, | |
	2025	2024
Face value	$ 2,671,716	$ 1,082,669
Unamortized deferred financing costs	(7,788)	(2,911)
Net book value	$ 2,663,928	$ 1,079,758

Revolving Credit Facilities

The Company has entered into, and maintains in effect, two revolving credit facilities, the Barclays Facility and the MM-1 Facility.

The Barclays Facility is utilized for purposes of financing the operating expenses and general corporate purposes of the Company and its subsidiaries.

The MM-1 Facility is utilized for the purposes of financing the acquisition and origination of commercial mortgage loan assets meeting specified eligibility criteria and concentration limits, paying transaction costs and funding distributions to FS CREIT Finance Holdings, LLC (and ultimately to the Company).

The Company incurred deferred financing costs in connection with each revolving credit facility, which costs are being amortized to interest expense over the life of that facility. The following table details the net book value of the Company's revolving credit facilities on its consolidated balance sheets.

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 6. Financing Arrangements (continued)

	December 31,	
	2025	**2024**
Face value	$ 1,063,776	$ 850,000
Unamortized deferred financing costs	(20,818)	(12,106)
Net book value	$ 1,042,958	$ 837,894

Mortgage Loan

On June 23, 2022, FS CREIT 555 Aviation LLC, an indirect wholly-owned subsidiary of the Company, entered into a mortgage loan related to its purchase of a commercial real estate asset. The Company incurred deferred financing costs, which are being amortized to interest expense over the life of the facility. The following table details the net book value of the Company's mortgage loan on its consolidated balance sheets.

	December 31,	
	2025	**2024**
Face value	$ 124,700	$ 124,700
Unamortized deferred financing costs	—	(332)
Net book value	$ 124,700	$ 124,368

Note 7. Related Party Transactions

Compensation of FS Real Estate Advisor, Rialto, and the Dealer Manager

Base Management Fee

Pursuant to the fifth amended and restated advisory agreement dated as of November 13, 2025 (the "Advisory Agreement"), FS Real Estate Advisor is entitled to a base management fee equal to 1.25% of the NAV for the Company's Class T, Class S, Class D, Class M and Class I shares, payable quarterly in arrears. The payment of all or any portion of the base management fee accrued with respect to any quarter may be deferred by FS Real Estate Advisor, without interest, and may be taken in any such other quarter as FS Real Estate Advisor may determine. In calculating the Company's base management fee, the Company will use its NAV before giving effect to accruals for such fee, the performance fee, the administrative services fee, stockholder servicing fees or distributions payable on its shares. The base management fee is a class-specific expense. No base management fee is paid on the Company's Class F or Class Y shares.

Performance Fee

FS Real Estate Advisor is also entitled to the performance fee calculated and payable quarterly in arrears in an amount equal to 10.0% of the Company's Core Earnings (as defined below) for the immediately preceding quarter, subject to a hurdle rate, expressed as a rate of return on average adjusted capital, equal to 1.625% per quarter, or an annualized hurdle rate of 6.5%. As a result, FS Real Estate Advisor does not earn a performance fee for any quarter until the Company's Core Earnings for such quarter exceed the hurdle rate of 1.625%. For purposes of the performance fee, "adjusted capital" means cumulative net proceeds generated from sales of the Company's common stock other than Class F common stock (including proceeds from the Company's distribution reinvestment plan) reduced for distributions from non-liquidating dispositions of the Company's investments paid to stockholders and amounts paid for share repurchases pursuant to the Company's share repurchase plan. Once the Company's Core Earnings in any quarter exceed the hurdle rate, FS Real Estate Advisor will be entitled to a "catch-up" fee equal to the amount of Core Earnings in excess of the hurdle rate, until the Company's Core Earnings for such quarter equal 1.806%, or 7.222% annually, of adjusted capital. Thereafter, FS Real Estate Advisor is entitled to receive 10.0% of the Company's Core Earnings.

For purposes of calculating the performance fee, "Core Earnings" means: the net income (loss) attributable to stockholders of Class Y, Class T, Class S, Class D, Class M and Class I shares, computed in accordance with GAAP (provided that net income (loss) attributable to Class Y stockholders shall be reduced by an amount equal to the base management fee that would have been paid if Class Y shares were subject to such fee), including realized gains (losses) not otherwise included in GAAP net income (loss) and excluding (i) non-cash equity compensation expense, (ii) the performance fee, (iii) depreciation and amortization, (iv) any unrealized gains or losses or other similar non-cash items that are included in net income for the applicable reporting period, regardless of

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 7. Related Party Transactions (continued)

whether such items are included in other comprehensive income or loss, or in net income, and (v) one-time events pursuant to changes in GAAP and certain material non-cash income or expense items, in each case after discussions between FS Real Estate Advisor and the Company's independent directors and approved by a majority of the Company's independent directors. The performance fee is a class-specific expense. No performance fee is paid on the Company's Class F shares.

Method of Payment

Pursuant to the Advisory Agreement, the base management fee and performance fee may be paid, at FS Real Estate Advisor's election, in (i) cash, (ii) Class I shares, (iii) performance-contingent rights Class I share awards, or Class I PCRs, or (iv) any combination of cash, Class I shares or Class I PCRs.

Under the Class I PCR agreement entered into between the Company, FS Real Estate Advisor and Rialto, or the Adviser Entities, the PCR Agreement, management and performance fees may be payable to the Adviser Entities in the form of Class I PCRs to the extent that distributions paid to stockholders in the applicable fiscal quarter exceed the Company's Adjusted Core Earnings. "Adjusted Core Earnings" means: the net income (loss) attributable to stockholders, computed in accordance with GAAP, including (i) realized gains (losses) not otherwise included in GAAP net income (loss), (ii) stockholder servicing fees, and (iii) reimbursements for organization and offering expenses, and excluding (A) non-cash equity compensation expense, (B) non-cash equity based administration fees, (C) depreciation and amortization, (D) any unrealized gains or losses or other similar non-cash items that are included in net income for the applicable reporting period, regardless of whether such items are included in other comprehensive income or loss, or in net income, and (E) one-time events pursuant to changes in GAAP and certain material non-cash income or expense items. Thereafter, Class I PCRs may become issuable in the form of Class I shares upon the achievement of the following conditions in any fiscal quarter following the initial issuance of the Class I PCRs, together, the Performance Conditions: (a) Adjusted Core Earnings for the quarter exceed distributions paid to stockholders during such quarter (such difference, the "Excess Distributable Income") and (b) the annualized distribution yield on the Class I Shares (measured over such quarter) is at least at the yield target determined by management given then-current market conditions, the Yield Target. The initial Yield Target will be a 6.0% annualized yield on the Class I shares.

On the last day of any fiscal quarter in which the Company achieves the Performance Conditions (the "Performance Achievement Date"), the Company will issue to the Adviser Entities the number of Class I shares equal in value to the Excess Distributable Income for such quarter in respect of any outstanding Class I PCRs. The Adviser Entities, and their respective affiliates and employees, may not request repurchase by the Company of any Class I shares issued under the PCR Agreement for a period of six (6) months from the date of issuance. Thereafter, upon ten days' written notice to the Company by the Adviser Entities, the Company must repurchase any Class I shares requested to be repurchased by the Adviser Entities at the then current transaction price per Class I share; provided that no repurchase shall be permitted that would jeopardize the Company's qualification as a REIT or violate Maryland law. If, prior to the Performance Achievement Date, (i) the Advisory Agreement is terminated in accordance with Section 12(b) of the Advisory Agreement (other than Section 12(b)(iii) thereof) or (ii) the sub-advisory agreement is terminated in accordance with Section 9(b) thereof (other than Section 9(b)(v) thereof), any rights related to the Class I PCRs evidenced thereby by the terminated party as of the date of such termination shall immediately vest and the Company shall issue the number of Class I shares issuable upon such vesting. If, prior to the Performance Achievement Date, either of the Adviser Entities resigns as the adviser or sub-adviser, respectively, of the Company, then any rights related to the Class I PCRs evidenced thereby as of the date of such resignation shall remain outstanding and Class I shares issuable in respect thereof shall be issued upon achievement of the Performance Conditions.

Administrative Services Fee

Pursuant to the Advisory Agreement, FS Real Estate Advisor is entitled to an administrative services fee equal to 1.0% of the Company's NAV per annum attributable to all shares of common stock, before giving effect to any accruals for the base management fee, the performance fee, the administrative services fee, the stockholder servicing fee or any distributions. The administrative services fee is payable quarterly and in arrears in the cash equivalent number of restricted stock units ("Class I RSUs") representing the right to receive Class I shares of the Company's common stock ("Class I shares") based on the then-current Class I transaction price as of the last day of such quarter. Class I RSUs in payment of the administrative services fee will provide the adviser the right to receive a number of Class I shares equivalent to the number of Class I RSUs, subject to the terms and conditions set forth in the Class I RSU Agreement (as defined below).

FS Real Estate Advisor may elect, at a later date, to have the Company repurchase some or all of the Class I shares issued to the adviser in accordance with the Advisory Agreement, including Class I shares issued pursuant to any Class I RSUs, at a per share price

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

_____

Note 7. Related Party Transactions (continued)

equal to the then-current Class I share transaction price. Such Class I shares will not be subject to the repurchase limits of the Company's share repurchase plan or any reduction or penalty for an early repurchase, provided that the approval of the Company's independent directors is required for any repurchase request of FS Real Estate Advisor or Rialto, for Class I shares received as payment for advisory fees that, when combined with any stockholder repurchase requests submitted through the Company's share purchase plan, would cause the Company to exceed the monthly and quarterly repurchase limitations of its share repurchase plan. The FS Real Estate Advisor will have no registration rights with respect to such Class I shares. Any such Class I shares and Class I RSUs issued to Rialto will have the same rights and conditions as those issued to FS Real Estate Advisor.

At least annually, the Company's board of directors reviews the amount of the administrative services fees and expenses reimbursable to FS Real Estate Advisor, Rialto and unaffiliated third-parties to determine whether such amounts are reasonable in relation to the services provided. The Company will not reimburse FS Real Estate Advisor or Rialto for any services for which it receives a separate fee or for any administrative expenses allocated to employees to the extent they serve as executive officers of the Company.

Class I Restricted Stock Unit Agreement

On December 1, 2022, the Company, FS Real Estate Advisor and Rialto entered into the Class I Restricted Stock Unit Agreement (the "Class I RSU Agreement"). Pursuant to the Class I RSU Agreement, and in accordance with the Advisory Agreement, the administrative services fee will be payable quarterly in arrears on the last day of each quarter in the cash equivalent number of Class I RSUs based on the then-current Class I share transaction price as of the last day of such quarter. On the last day of each quarter, the Company will issue to FS Real Estate Advisor and Rialto the cash equivalent number of Class I RSUs to which each is entitled. Class I RSUs will vest ratably on the first calendar day of the month following the one, two and three-year anniversary of the applicable grant date, provided that (i) 100% of FS Real Estate Advisor's Class I RSUs will immediately vest upon the nonrenewal or termination of the Advisory Agreement pursuant to Section 12(b)(ii), Section 12(b)(iii) or Section 12(b)(iv) thereof; (ii) 100% of the Sub-Adviser's Class I RSUs will immediately vest upon the nonrenewal or termination of the sub-advisory agreement between FS Real Estate Advisor and Rialto (the "Sub-Advisory Agreement") pursuant to Section 9(b)(i), Section 9(b)(iii), Section 9(b)(iv), Section 9(b)(v) or Section 9(b)(vi) thereof; (iii) 100% of FS Real Estate Advisor's unvested Class I RSUs will be automatically forfeited upon termination of the Advisory Agreement pursuant to Section 12(b)(i) thereof; and (iv) 100% of the Sub-Adviser's unvested Class I RSUs will be automatically forfeited upon termination of the Sub-Advisory Agreement pursuant to Section 9(b)(ii) thereof. If FS Real Estate Advisor and Rialto resigns as the Company's adviser or sub-adviser, respectively, then any rights related to the Class I RSUs evidenced thereby as of the date of such resignation will remain outstanding and Class I shares issuable in respect thereof will be issued upon the applicable vesting date. If the Company declares a cash distribution on the Class I shares underlying unvested Class I RSUs, then the Company will credit the account of FS Real Estate Advisor and Rialto with the applicable distribution equivalents, which will be subject to the same vesting and forfeiture restrictions as the Class I RSUs. FS Real Estate Advisor and Rialto, and their respective affiliates and employees, may not request repurchase by the Company of any Class I shares issued under the Class I RSU Agreement for a period of six months from the date of issuance. Thereafter, upon ten days' written notice to the Company the Company must repurchase any Class I shares requested to be repurchased by FS Real Estate Advisor and Rialto at the most recently published transaction price per Class I share; provided that no repurchase will be permitted that would jeopardize the Company's qualification as a REIT or violate Maryland law.

On March 11, 2025, the Class I RSU Agreement was amended. As amended, the Class I RSU Agreement provides that (i) RSUs granted after March 31, 2025 will vest ratably over four years starting after the second anniversary of the grant date and (ii) previously issued and outstanding RSUs are eligible to vest proportionally on the first calendar day of the month following the anniversary of the applicable grant date in each of 2026, 2027, 2028 and 2029.

Origination and Other Fees

FS Real Estate Advisor has engaged Rialto as sub-adviser to originate or arrange loans and other investments on behalf of the Company, and FS Real Estate Advisor oversees the sub-adviser's origination activities. In connection with these activities, origination or other fees of up to 1.0% of the loan amount for first lien, subordinated or mezzanine debt, preferred equity financing or other investments may be retained by Rialto or FS Real Estate Advisor. Such origination and other fees will be retained only to the extent they are paid by a borrower or seller, either directly to Rialto or FS Real Estate Advisor or indirectly through the Company. During the years ended December 31, 2025, 2024 and 2023, $21,883, $12,109, and $8,518, respectively, in origination and other fees were paid directly by a borrower or seller to FS Real Estate Advisor or Rialto and not to the Company. During the years ended December 31, 2025, 2024, and 2023, $8,750, $3,000 and $0, respectively, in capital markets fees were paid to affiliates of the Company.

Offering Costs

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

_____

Note 7. Related Party Transactions (continued)

Future Standard funded the Company's offering costs in the amount of $29,961 for the period from November 7, 2016 (Inception) to December 31, 2025. These expenses include legal, accounting, printing, mailing and filing fees and expenses, due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials, design and website expenses, fees and expenses of the Company's transfer agent, fees to attend retail seminars sponsored by participating broker-dealers and reimbursements for customary travel, lodging, and meals, but excluding selling commissions, dealer manager fees and stockholder servicing fees.

FS Real Estate Advisor may be reimbursed for any organization and offering expenses that it or Rialto has incurred on the Company's behalf, up to a cap of 0.75% of gross proceeds raised. During the year ended December 31, 2025, the Company paid $3,345 to FS Real Estate Advisor for offering costs previously funded. As of December 31, 2025, $3,013 of offering expenses previously funded remained subject to reimbursement to FS Real Estate Advisor and Rialto.

Valuation Services Fee

Pursuant to a sub-advisory agreement between FS Real Estate Advisor and Rialto, FS Real Estate Advisor has engaged Rialto to provide periodic valuations of certain investments held by the Company and is entitled to a fee of $1 for each valuation of an individual investment. Rialto shall not be entitled to a fee when an individual investment is valued by an independent valuation firm. Any fees paid to our adviser, the sub-adviser, or their affiliates for any such services does not reduce the advisory fees or the administrative services fees. Any such arrangements are at market terms and rates.

The following table describes the fees and expenses accrued under the advisory agreement and sub-advisory agreement during the years ended December 31, 2025, 2024 and 2023:

Related Party	Source Agreement	Description	Year Ended December 31,		
			2025	2024	2023
FS Real Estate Advisor	Advisory Agreement	Base Management Fee[1]	$ 37,381	$ 37,922	$ 34,884
FS Real Estate Advisor	Advisory Agreement	Performance Fee[2]	—	16,141	23,356
FS Real Estate Advisor	Advisory Agreement	Administrative Services Fee[3]	29,966	30,521	28,214
FS Real Estate Advisor	Advisory Agreement	Capital Markets Fees	8,750	3,000	—
Rialto	Sub-Advisory Agreement	Valuation Services Fees[4]	104	446	439
FS Real Estate Advisor or Rialto	Advisory Agreement	Origination and Other Fees	21,883	12,109	8,518
Total			$ 98,084	$ 100,139	$ 95,411

_____

(1)   During the years ended December 31, 2025, 2024 and 2023, FS Real Estate Advisor received $33,249, $37,895 and $33,041, respectively, in cash and $9,561, $0 and $0, respectively, in performance contingent rights as payment for base management fees. As of December 31, 2025, $3,964 in base management fees were payable to FS Real Estate Advisor.

(2)   During the years ended December 31, 2025, 2024 and 2023, $59, $21,696 and $22,514, respectively, in performance fees were paid to FS Real Estate Advisor. As of December 31, 2025, $0 in performance fees were payable to FS Real Estate Advisor.

(3)   On December 1, 2022, the Company's method for reimbursing administrative services expense was replaced with an administrative services fee equal to 1.0% of the Company's NAV per annum attributable to all shares of common stock, before giving effect to any accruals for the base management fee, the performance fee, the administrative services fee, the stockholder servicing fee or any distributions.

(4)   During the years ended December 31, 2025, 2024 and 2023, $104, $334, and $327 in valuation fees were paid by the Company to Rialto.

Dealer Manager

The dealer manager for the Company's continuous public offering is FS Investment Solutions, which is an affiliate of FS Real Estate Advisor. Under the amended and restated dealer manager agreement dated as of August 17, 2018, (the "Dealer Management Agreement"), FS Investment Solutions is entitled to receive upfront selling commissions of up to 3.0%, and upfront dealer manager fees of 0.5% of the transaction price of each Class T share sold in the primary offering, however such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 3.5% of the transaction price (subject to reductions for certain categories of purchasers). FS Investment Solutions is entitled to receive upfront selling commissions of up to 3.5% of the transaction price per Class S share sold in the primary offering (subject to reductions for certain categories of purchasers). FS Investment Solutions anticipates that all of the selling commissions and dealer manager fees will be re-allowed to participating broker-dealers, unless a particular broker-dealer declines to accept some portion of the dealer manager fee they are otherwise eligible to receive.

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 7. Related Party Transactions (continued)

Pursuant to the Dealer Manager Agreement, the Company also reimburses FS Investment Solutions or participating broker-dealers for bona fide due diligence expenses, provided that total organization and offering expenses shall not exceed 15% of the gross proceeds in the Company's public offering.

No selling commissions or dealer manager fees are payable on the sale of Class D, Class M, Class I, Class F or Class Y shares or on shares of any class sold pursuant to the Company's distribution reinvestment plan.

Subject to the limitations described below, the Company pays FS Investment Solutions stockholder servicing fees for ongoing services rendered to stockholders by participating broker-dealers or by broker-dealers servicing stockholders' accounts, referred to as servicing broker-dealers:

- with respect to the Company's outstanding Class T shares equal to 0.85% per annum of the aggregate NAV of its outstanding Class T shares, consisting of an advisor stockholder servicing fee of 0.65% per annum and a dealer stockholder servicing fee of 0.20% per annum; however, with respect to Class T shares sold through certain participating broker-dealers, the advisor stockholder servicing fee and the dealer stockholder servicing fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares;
- with respect to the Company's outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of its outstanding Class S shares;
- with respect to the Company's outstanding Class D shares equal to 0.3% per annum of the aggregate NAV of its outstanding Class D shares; and
- with respect to the Company's outstanding Class M shares equal to 0.3% per annum of the aggregate NAV of its outstanding Class M shares.

The Company does not pay a stockholder servicing fee with respect to its Class I, Class F or Class Y shares. FS Investment Solutions reallows some or all of the stockholder servicing fees to participating broker-dealers, servicing broker-dealers and financial institutions (including bank trust departments) for ongoing stockholder services performed by such broker-dealers, and waives (pays back to the Company) stockholder servicing fees to the extent a broker-dealer or financial institution is not eligible or otherwise declines to receive all or a portion of such fees.

The Company will cease paying stockholder servicing fees with respect to any Class D, Class M, Class S and Class T shares held in a stockholder's account at the end of the month in which the total underwriting compensation from the upfront selling commissions, dealer manager fees and stockholder servicing fees, as applicable, paid with respect to such account would exceed 1.25%, 7.25%, 8.75% and 8.75%, respectively (or a lower limit for shares sold by certain participating broker-dealers or financial institutions) of the gross proceeds from the sale of shares in such account. These amounts are referred to as the sales charge cap. At the end of such month that the sales charge cap is reached, each Class D, Class M, Class S or Class T share in such account will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share.

In addition, the Company will cease paying stockholder servicing fees on each Class D share, Class M share, Class S share and Class T share held in a stockholder's account and each such share will convert to Class I shares on the earlier to occur of the following: (i) a listing of Class I shares on a national securities exchange; (ii) the sale or other disposition of all or substantially all of the Company's assets or the Company's merger or consolidation with or into another entity in a transaction in which holders of Class D, Class M, Class S or Class T shares receive cash and/or shares of stock that are listed on a national securities exchange; or (iii) the date following the completion of the Company's public offering on which, in the aggregate, underwriting compensation from all sources in connection with the Company's public offering, including selling commissions, dealer manager fees, stockholder servicing fees and other underwriting compensation, is equal to 10% of the gross proceeds from its primary offering.

The Company accrues future stockholder servicing fees in an amount equal to its best estimate of fees payable to FS Investment Solutions at the time such shares are sold. As of December 31, 2025 and 2024, the Company accrued $92,921 and $100,772, respectively, of stockholder servicing fees payable to FS Investment Solutions. FS Investment Solutions has entered into agreements with selected dealers distributing the Company's shares in the public offering, which provide, among other things, for the re-allowance of the full amount of the selling commissions and dealer manager fee and all or a portion of the stockholder servicing fees received by FS Investment Solutions to such selected dealers.

FS Investment Solutions also serves or served as the placement agent for the Company's private offerings of Class I, Class F and Class Y shares pursuant to placement agreements. FS Investment Solutions does not receive any compensation pursuant to these agreements.

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 7. Related Party Transactions (continued)

Expense Limitation

The Company has entered into an amended and restated expense limitation agreement with FS Real Estate Advisor and Rialto, (the "Expense Limitation Agreement"), pursuant to which FS Real Estate Advisor and Rialto have agreed to waive reimbursement of or pay, on a quarterly basis, the Company's annualized ordinary operating expenses for such quarter to the extent such expenses exceed 1.5% per annum of its average net assets attributable to each of its classes of common stock. The Company will repay FS Real Estate Advisor or Rialto on a quarterly basis any ordinary operating expenses previously waived or paid, but only if the reimbursement would not cause the then-current expense limitation, if any, to be exceeded. In addition, the reimbursement of expenses will be made only if payable not more than three years from the end of the fiscal quarter in which the expenses were paid or waived.

To the extent that the conditions to recoupment are satisfied in a future quarter (prior to the expiration of the three-year period for reimbursement set forth in the expense limitation agreement), such expenses may be subject to conditional recoupment in accordance with the terms of the expense limitation agreement.

The following table reflects the amounts paid or waived by FS Real Estate Advisor and Rialto under the Expense Limitation Agreement and the expiration date for future possible reimbursements by the Company:

For the Year Ended	Amount of Expense Reimbursement		Recoupable Amount		Recoupment paid or payable to sponsor		Expired Amount		Recoupment eligibility expiration
December 31, 2025	$	—	$	—	$	—	$	—	December 31, 2028
September 30, 2025		—		—		—		—	September 30, 2028
June 30, 2025		1,247		1,247		—		—	June 30, 2028
March 31, 2025		342		143		199		—	March 31, 2028
December 31, 2024		139		—		139		—	N/A
	$	1,728	$	1,390	$	338	$	—	

Capital Contributions and Commitments

In December 2016, pursuant to a private placement, Michael C. Forman and David J. Adelman, principals of Future Standard, contributed an aggregate of $200 to purchase 8,000 Class F shares at the price of $25.00 per share. These individuals will not tender these shares of common stock for repurchase as long as FS Real Estate Advisor remains the Company's adviser. Future Standard is controlled by Mr. Forman, the Company's president and chief executive officer, and Mr. Adelman.

As of December 31, 2025, the ownership in the Company's Class F Shares by FS Real Estate Advisor and Rialto (and each of their respective affiliates and designees) was $14,584 and $121, respectively.

RIAL 2022-FL8 Transaction

In the second quarter of 2023 and 2022, the Company purchased $15,000 and $36,000, respectively, of mortgage-backed securities in a transaction in which an affiliate of Rialto is the issuer of the notes. These securities were accounted for as available-for-sale. During the year December 31, 2025 all positions previously held by the Company had fully paid down.

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 8. Stockholder's Equity

Below is a summary of transactions with respect to shares of the Company's common stock during the years ended December 31, 2025, 2024 and 2023:

	Shares							
	Class F	Class Y	Class T	Class S	Class D	Class M	Class I	Total
Balance as of December 31, 2022	857,710	906,648	1,600,878	54,908,336	742,999	4,645,072	34,011,164	97,672,807
Issuance of common stock	—	—	102,378	15,214,848	149,847	916,066	16,702,698	33,085,837
Reinvestment of distributions	29,512	—	42,843	2,016,127	16,302	111,822	1,607,976	3,824,582
Repurchases of common stock	(142,779)	—	(137,092)	(7,413,403)	(50,722)	(469,359)	(5,767,365)	(13,980,720)
Transfers in or out	(10,259)	—	(296,640)	(141,089)	(212,325)	(263,933)	949,162	24,916
Balance as of December 31, 2023	734,184	906,648	1,312,367	64,584,819	646,101	4,939,668	47,503,635	120,627,422
Issuance of common stock	—	—	140,907	8,307,879	81,932	690,187	8,523,987	17,744,892
Reinvestment of distributions	29,008	—	24,347	2,207,101	13,751	115,253	1,966,973	4,356,433
Repurchases of common stock	(33,512)	(62,990)	(63,219)	(9,982,197)	(29,585)	(399,674)	(11,730,482)	(22,301,659)
Transfers in or out	—	—	(589,210)	(333,436)	(269,420)	(706,479)	1,958,323	59,778
Balance as of December 31, 2024	729,680	843,658	825,192	64,784,166	442,779	4,638,955	48,222,436	120,486,866
Issuance of common stock	—	—	33,194	9,811,843	78,086	278,406	8,059,815	18,261,344
Reinvestment of distributions	19,459	—	20,355	2,276,813	10,550	92,647	1,936,294	4,356,118
Repurchases of common stock	(165,767)	—	(15,665)	(9,358,620)	(31,742)	(598,100)	(9,741,072)	(19,910,966)
Transfers in or out	—	—	(167,148)	(356,807)	(127,063)	(547,246)	1,235,913	37,649
Balance as of December 31, 2025	583,372	843,658	695,928	67,157,395	372,610	3,864,662	49,713,386	123,231,011

	Amount							
	Class F	Class Y	Class T	Class S	Class D	Class M	Class I	Total
Balance as of December 31, 2022	$ 21,008	$ 22,371	$ 38,473	$1,274,345	$ 18,417	$ 108,522	$ 832,242	$ 2,315,378
Issuance of common stock	—	—	2,549	381,727	3,730	22,855	392,993	803,854
Reinvestment of distributions	740	—	1,064	50,551	406	2,789	38,993	94,543
Repurchases of common stock	(3,578)	—	(3,404)	(185,900)	(1,261)	(11,701)	(139,867)	(345,711)
Transfers in or out	(257)	—	(7,369)	(3,539)	(5,281)	(6,584)	23,030	—
Accrued stockholder servicing fees[1]	—	—	(75)	(18,897)	(22)	(469)	—	(19,463)
Balance as of December 31, 2023	17,913	22,371	31,238	1,498,287	15,989	115,412	1,147,391	2,848,601
Issuance of common stock	—	—	3,500	208,294	2,040	17,210	198,501	429,545
Reinvestment of distributions	734	—	605	55,336	342	2,874	47,566	107,457
Repurchases of common stock	(849)	(1,522)	(1,570)	(250,214)	(736)	(9,969)	(283,578)	(548,438)
Transfers in or out	—	—	(12,795)	(8,410)	(6,446)	(17,532)	45,183	—
Accrued stockholder servicing fees[1]	—	—	(130)	(2,058)	(24)	471	—	(1,741)
Balance as of December 31, 2024	17,798	20,849	20,848	1,501,235	11,165	108,466	1,155,063	2,835,424
Issuance of common stock	—	—	822	245,099	1,939	7,196	190,812	445,868
Reinvestment of distributions	492	—	503	57,079	261	2,301	46,572	107,208
Repurchases of common stock	(4,191)	—	(579)	(233,614)	(1,156)	(14,874)	(234,382)	(488,796)
Transfers in or out	—	—	(3,939)	(9,158)	(2,785)	(13,623)	29,505	—
Accrued stockholder servicing fees[1]	—	—	(32)	(7,636)	(22)	1,119	—	(6,571)
Balance as of December 31, 2025	$ 14,099	$ 20,849	$ 17,623	$1,553,005	$ 9,402	$ 90,585	$1,187,570	$ 2,893,133

(1)   Stockholder servicing fees only apply to Class T, Class S, Class D and Class M shares. Under GAAP, the Company accrues future stockholder servicing fees in an amount equal to its best estimate of fees payable to FS Investment Solutions at the time such shares are sold. For purposes of NAV, the Company recognizes the stockholder servicing fee as a reduction of NAV on a monthly basis. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class.

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 8. Stockholder's Equity (continued)

Share Repurchase Plan

The Company has adopted the Share Repurchase Plan, whereby on a monthly basis, stockholders may request that the Company repurchase all or any portion of their shares. The repurchase of shares is limited to no more than 2% of the Company's aggregate NAV per month of all classes of shares then participating in the Share Repurchase Plan and no more than 5% of the Company's aggregate NAV per calendar quarter of all classes of shares then participating in the Share Repurchase Plan, which means that in any 12-month period, the Company limits repurchases to approximately 20% of the total NAV of all classes of shares then participating in the Share Repurchase Plan. The Company's board of directors may modify, suspend or terminate the Share Repurchase Plan if it deems such action to be in the Company's best interest and the best interest of its stockholders. During the years ended December 31, 2025, 2024 and 2023, the Company repurchased 19,910,966, 22,301,659 and 13,980,720, respectively, of shares of common stock under its Share Repurchase Plan representing a total of $488,796, $548,438 and $345,711, respectively. In March 2025, the Company received repurchase requests equal to 3.41%, of its aggregate NAV of all classes of shares then participating in its Share Repurchase Plan as of the last calendar day of the previous calendar month. Further, the cumulative repurchase requests for the first quarter of 2025 equaled 6.24% of the Company's aggregate NAV of all classes of shares then participating in its Share Repurchase Plan as of the last calendar day of the previous calendar quarter. The Company's board of directors, including all of its independent directors, unanimously authorized repurchases in excess of its 2% monthly repurchase limitation for March 2025 and its 5% quarterly repurchase limitation for the first quarter of 2025 such that 100% of share repurchase requests timely received in March 2025 and the first quarter of 2025 were satisfied. The Company had no unfulfilled repurchase requests during the years ended December 31, 2025 or 2024, respectively.

Distribution Reinvestment Plan

Pursuant to the Company's distribution reinvestment plan, holders of shares of any class of the Company's common stock may elect to have their cash distributions reinvested in additional shares of the Company's common stock. The purchase price for shares pursuant to the distribution reinvestment plan will be equal to the transaction price for such shares at the time the distribution is payable.

Distributions

The Company generally intends to distribute substantially all of its taxable income, which does not necessarily equal net income as calculated in accordance with GAAP, to its stockholders each year to comply with the REIT provisions of the Code. Dividends are paid first to the holders of the Company's Series A preferred stock at the rate of 12.0% per annum plus all accumulated and unpaid dividends thereon, and then to the holders of the Company's common stock. All distributions will be made at the discretion of the Company's board of directors and will depend upon its taxable income, financial condition, maintenance of REIT status, applicable law, and other factors that the Company's board of directors deems relevant.

The following table reflects the cash distributions per share that the Company paid on its common stock during the year ended December 31, 2025:

Record Date	Class F	Class Y	Class T	Class S	Class D	Class M	Class I
January 30, 2025	$ 0.1799	$ 0.1799	$ 0.1362	$ 0.1362	$ 0.1477	$ 0.1477	$ 0.1539
February 27, 2025	0.1799	0.1799	0.1362	0.1362	0.1477	0.1477	0.1539
March 28, 2025	0.1799	0.1799	0.1362	0.1362	0.1477	0.1477	0.1539
April 29, 2025	0.1799	0.1799	0.1362	0.1362	0.1477	0.1477	0.1539
May 29, 2025	0.1799	0.1799	0.1362	0.1362	0.1477	0.1477	0.1539
June 27, 2025	0.1799	0.1799	0.1362	0.1362	0.1477	0.1477	0.1539
July 30, 2025	0.1799	0.1799	0.1362	0.1362	0.1477	0.1477	0.1539
August 28, 2025	0.1799	0.1799	0.1362	0.1362	0.1477	0.1477	0.1539
September 29, 2025	0.1799	0.1799	0.1362	0.1362	0.1477	0.1477	0.1539
October 30, 2025	0.1799	0.1799	0.1362	0.1362	0.1477	0.1477	0.1539
November 26, 2025	0.1799	0.1799	0.1362	0.1362	0.1477	0.1477	0.1539
December 30, 2025	0.1799	0.1799	0.1362	0.1362	0.1477	0.1477	0.1539
Total	$ 2.1588	$ 2.1588	$ 1.6344	$ 1.6344	$ 1.7724	$ 1.7724	$ 1.8468

The following table reflects the amount of cash distributions that the Company paid on its common stock during the years ended December 31, 2025, 2024 and 2023:

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 8. Stockholder's Equity (continued)

	Year Ended December 31,		
	2025	**2024**	**2023**
Distributions:			
Paid or payable in cash	$ 109,284	$ 109,782	$ 99,630
Reinvested in shares	107,208	107,457	94,543
Total distributions	$ 216,492	$ 217,239	$ 194,173
Source of distributions:			
Cash flows from operating activities[1]	$ 216,492	$ 217,239	$ 194,173
Offering proceeds	—	—	—
Total sources of distributions	$ 216,492	$ 217,239	$ 194,173
Net cash provided by (used in) operating activities[2]	$ 190,638	$ 236,726	$ 256,752

_____

(1)   As of December 31, 2025, the Company's inception to date cash flows from operating activities have funded 100% of its distributions.

(2)   Cash flows from operating activities are supported by expense support payments from FS Real Estate Advisor and Rialto pursuant to the Company's expense limitation agreement. See Note 7 for additional information regarding the Company's expense limitation agreement.

The Company currently declares and pays regular cash distributions on a monthly basis. The Company's board of directors previously authorized regular monthly cash distributions for January 2026 through February 2026 for each class of its outstanding common stock in the net distribution amounts per share set forth below:

	Distribution Amount per Share						
Month	**Class F**	**Class Y**	**Class T**	**Class S**	**Class D**	**Class M**	**Class I**
January 2026	$ 0.1799	$ 0.1799	$ 0.1362	$ 0.1362	$ 0.1477	$ 0.1477	$ 0.1539
February 2026	$ 0.1736	$ 0.1739	$ 0.1300	$ 0.1300	$ 0.1415	$ 0.1415	$ 0.1479

The distributions for each class of outstanding common stock have been or will be paid monthly to stockholders of record as of the monthly record dates previously determined by the Company's board of directors. These distributions have been or will be paid in cash or reinvested in shares of the Company's common stock for stockholders participating in the Company's distribution reinvestment plan.

For federal income tax purposes, distributions to stockholders are characterized as either ordinary income, capital gain or non-taxable return of capital. Distributions that exceed the Company's current and accumulated tax earnings and profits constitute a return of capital and reduce the stockholders' basis in the common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholders' basis in the common shares, the distributions will generally be treated as a gain from the sale or exchange of such stockholders' common shares. In general, distributions (other than distributions designated as capital gain distributions and distributions traceable to distributions from a taxable REIT subsidiary) which are received by a pass-through entity or an individual, are eligible for a 20% deduction from gross income. At the beginning of each year, the Company notifies its stockholders of the taxability of the distributions paid during the preceding year. In any given year, the overall taxability of distributions could be higher or lower than the preceding year.

The following table shows the character of distributions on a tax basis the Company paid on a percentage basis during the years ended December 31, 2025, 2024 and 2023:

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Ordinary income[1]	67 %	100 %	100 %
Non-taxable return of capital	33 %	—	—
Capital gain	—	—	—
Total	100 %	100 %	100 %

_____

(1)   During the years ended December 31, 2025, 2024 and 2023, ordinary dividends were 98%, 98% and 99%, respectively, of total distributions, and qualifying dividends were 2%, 2% and 1%, respectively, of total distributions.

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 8. Stockholder's Equity (continued)

Earnings per Share

The Company's net income (loss) and weighted average shares outstanding for the years ended December 31, 2025, 2024 and 2023 consist of the following:

	December 31,		
	2025	**2024**	**2023**
Numerator:			
Net income attributable to FS Credit Real Estate Income Trust, Inc.	$ 169,894	$ 174,999	$ 150,188
Denominator:			
Weighted average common stock outstanding - basic	122,088,334	123,465,514	113,761,636
Weighted average common stock outstanding - diluted[1]	124,648,777	125,031,581	113,761,636
Net income per share of common stock - basic	$ 1.39	$ 1.42	$ 1.32
Net income per share of common stock - diluted	$ 1.36	$ 1.40	$ 1.32

_____

(1) The outstanding shares used to calculate the weighted average basic shares outstanding exclude 3,312,302, 2,197,086 and 1,248,779 of restricted stock units awarded as of December 31, 2025, 2024 and 2023, respectively, as those shares were issued but were not vested and therefore, not considered outstanding for purposes of computing basic net income per share of common stock.

Note 9. Fair Value of Financial Instruments

The following table presents the Company's financial assets and liabilities carried at fair value in the consolidated balance sheets by its level in the fair value hierarchy:

	December 31, 2025				December 31, 2024			
	Total	**Level 1**	**Level 2**	**Level 3**	**Total**	**Level 1**	**Level 2**	**Level 3**
Financial Assets								
Mortgage-backed securities, at fair value	$ 201,618	$ —	$ 201,618	$ —	$ 335,720	$ —	$ 335,720	$ —
Mortgage loans held in securitization trusts, at fair value	2,654,570	—	—	2,654,570	1,633,589	—	—	1,633,589
Interest rate cap	950	—	950	—	1,427	—	1,427	—
Total	$2,857,138	$ —	$ 202,568	$2,654,570	$1,970,736	$ —	$ 337,147	$1,633,589
Financial Liabilities								
Mortgage obligations issued by securitization trusts, at fair value	$2,408,636	—	$2,408,636	—	$1,484,019	—	$1,484,019	—

The following table presents the changes in fair value of financial assets which are measured at fair value on a recurring basis using Level 3 inputs to determine fair value for the years ended December 31, 2025 and 2024:

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 9. Fair Value of Financial Instruments (continued)

	Mortgage loans held in securitization trusts, at fair value	
	For the year ended December 31,	
	2025	2024
Fair value at beginning of period	$ 1,633,589	$ 950,972
Accretion of discount (amortization of premium)	—	—
Net realized gain (loss)	—	—
Unrealized gain (loss) in earnings[1]	27,595	27,617
Purchases	101,107	53,200
Sales and repayments	—	(42,869)
Issuances	—	—
Transfer into Level 3	—	—
Transfers out of Level 3	—	—
Consolidation of securitization trusts	892,279	996,800
Deconsolidation of securitization trusts	—	(352,131)
Fair value at end of period	$ 2,654,570	$ 1,633,589
Amount of unrealized gains (losses) attributable to assets still held at the reporting date		
Included in earnings	$ 27,595	$ 19,322
Included in other comprehensive income	$ —	$ —

---

[1] For the year ended December 31, 2025, unrealized gain of $27,595 related to mortgage loans held in securitization trusts, at fair value was offset by unrealized loss of $25,938 related to mortgage obligations issued by securitization trusts, at fair value.

As of December 31, 2025, the Company utilized a discounted cash flow model, comparable precedent transactions and other market information to quantify Level 3 fair value measurements on a recurring basis. As of December 31, 2025, the key unobservable inputs used in the valuation of mortgage obligations issued by securitization trusts included a blended yield ranging from 8.14% to 12.48% (weighted average blended yield of 9.67%) and a life of 0.5 to 4.5 (weighted average life of 2.69). Significant increases or decreases in any one of the inputs described above in isolation may result in significantly different fair value of the financial assets and liabilities using such Level 3 inputs.

As discussed in Note 2, GAAP requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate that value. The following table details the carrying amount, face amount, and fair value of the financial instruments described in Note 2:

	December 31, 2025			December 31, 2024		
	Book Value	Face Amount	Fair Value	Book Value	Face Amount	Fair Value
Financial Assets						
Cash, cash equivalents and restricted cash	$ 352,585	$ 352,585	$ 352,585	$ 90,540	$ 90,540	$ 90,540
Loans receivable, held-for-investment[1]	$ 7,764,337	$ 7,845,350	$ 7,805,554	$ 7,402,810	$ 7,507,083	$ 7,421,414
Mortgage-backed securities held-to-maturity	$ 30,051	$ 30,000	$ 29,904	$ 78,131	$ 80,300	$ 77,107
Financial Liabilities						
Repurchase agreements[2]	$ 2,663,928	$ 2,671,717	$ 2,671,717	$ 1,079,758	$ 1,082,669	$ 1,082,669
Credit facilities[2]	$ 1,042,958	$ 1,063,776	$ 1,063,776	$ 837,894	$ 850,000	$ 850,000
Collateralized loan obligations[2][3]	$ 2,510,160	$ 2,521,659	$ 2,521,659	$ 3,696,034	$ 3,715,375	$ 3,715,375
Mortgage note payable[2]	$ 124,700	$ 124,700	$ 124,700	$ 124,368	$ 124,700	$ 124,700

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 9. Fair Value of Financial Instruments (continued)

(1)   Book value of loans receivable represents the face amount, net of CECL reserve, unamortized loan fees and costs and accrual of exit fees, as applicable.
(2)   Book value represents the face amount, net of deferred financing costs and discount.
(3)   Face value represents the face amount, net of discount.

Estimates of fair value for cash, cash equivalents and restricted cash are measured using observable, quoted market prices, or Level 1 inputs. Estimates of fair value for loans receivable, mortgage-backed securities held-to-maturity, repurchase obligations, credit facility obligations and the collateralized loan, and mortgage obligations are measured using unobservable inputs, or Level 3 inputs.

CMBS, Fair Value Option

As discussed in Note 2 herein, the Company elected the fair value option for certain CMBS mortgage loans in an effort to eliminate an accounting mismatch resulting from consolidation of the related mortgage loans held in securitization trusts. As of December 31, 2025, the fair value and unpaid principal balance of these CMBS mortgage loans, excluding the notional value of interest-only securities and before consolidation of the securitization mortgage loans, were $118,046 and $120,950, respectively. As a result of the consolidation of the mortgage loans, the total fair value balance of $2,654,570 represents the Company's economic interest in the asset. The vast majority of this fair value (all except $118,046 at December 31, 2025) is eliminated in consolidation of the related mortgage obligations before arriving at the GAAP balance for the fair value option investment securities.

Note 10. Variable Interest Entities

Consolidated Variable Interest Entities

The following table details the assets and liabilities of the Company's consolidated variable interest entities as of December 31, 2025 and 2024:

	December 31,	
	2025	2024
Assets:		
Restricted cash	$ 110,054	$ —
Loans receivable, held-for-investment	2,888,971	4,672,521
Interest receivable	35,832	38,650
Other assets[1]	19,588	168,129
Mortgage loans held in securitization trusts, at fair value	2,654,570	1,633,589
Total assets	$ 5,709,015	$ 6,512,889
Liabilities		
Collateralized loan obligations, net	$ 2,510,160	$ 3,696,034
Interest payable	5,446	9,644
Other liabilities	201	1,508
Mortgage obligations issued by securitization trusts, at fair value	2,408,636	1,484,019
Total liabilities	$ 4,924,443	$ 5,191,205

———————————
(1)   Inclusive of multiple line items broken out on the consolidated balance sheets, such as receivable for investments sold and repaid and investment in real estate, held-for-investment.

The Company has financed a portion of its loans through CLOs, which are considered VIEs. The Company has a controlling financial interest in the CLOs and, therefore, consolidates them on its balance sheets because the Company has both (i) the power to direct activities of the CLOs that most significantly affect the CLOs' economic performance and (ii) the obligation to absorb losses and the right to receive benefits of the CLOs that could potentially be significant to the CLOs.

Assets held by the CLOs are restricted and can be used only to settle obligations of the CLOs. The liabilities are non-recourse to the Company and can only be satisfied from the assets of the CLOs.

Investment Securities

FS Credit Real Estate Income Trust, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share amounts)

Note 10. Variable Interest Entities (continued)

Mortgage loans and obligations held in securitization trusts consolidated in accordance with ASC 810 are structured as pass through entities that receive principal and interest on the underlying collateral and distribute those payments to the certificate holders. The assets and other instruments held by these securitization entities are restricted and can only be used to fulfill the obligations of the entity. Additionally, the obligations of the securitization entities do not have any recourse to the general credit of any other consolidated entities, nor to the Company as the primary beneficiary. The mortgage obligations initially represent investment securities on the balance sheets (pre-consolidation). Upon consolidation of the mortgage loans and obligations, the associated investment securities are eliminated, as is the interest income related to those securities.

The inclusion of the assets and liabilities of the mortgage loans and obligations in which the Company is deemed the primary beneficiary has no economic effect on the Company. Its exposure to the obligations of mortgage loans and obligations held in securitization is generally limited to its investment in these entities. The Company is not obligated to provide, nor has provided, any financial support for any of these consolidated structures.

Non-Consolidated Variable Interest Entities

The Company invested in subordinated positions of CMBS trusts which are considered mortgage loans and obligations held in securitization trusts. The Company is not the primary beneficiary of the mortgage loans and obligations because it does not have the power to direct the activities that most significantly affect the mortgage loans and obligations' economic performance, nor does it provide guarantees or recourse to the mortgage loans and obligations other than standard representations and warranties and, therefore, does not consolidate the mortgage loans and obligations on its balance sheets. The Company has classified its investment in the CMBS as either held-to-maturity or available-for-sale debt securities that are included on the Company's consolidated balance sheets and are part of the Company's ongoing impairment review. The Company's maximum exposure to loss of the securities is limited to its book value of $256,925 as of December 31, 2025.

The Company is not obligated to provide, nor has it provided financial support to these consolidated and non-consolidated mortgage loans and obligations.

Note 11. Commitments and Contingencies

The Company enters into contracts that contain a variety of indemnification provisions. The Company's maximum exposure under these arrangements is unknown; however, the Company has not had prior claims or losses pursuant to these contracts. Management of FS Real Estate Advisor has reviewed the Company's existing contracts and expects the risk of loss to the Company to be remote.

The Company is not currently subject to any material legal proceedings and, to the Company's knowledge, no material legal proceedings are threatened against the Company. From time to time, the Company may be party to certain legal proceedings in the ordinary course of business. While the outcome of any legal proceedings cannot be predicted with certainty, the Company does not expect that any such proceedings will have a material effect on its financial condition or results of operations.

See Note 7 for a discussion of the Company's commitments to FS Real Estate Advisor and its affiliates (including Future Standard) for the reimbursement of organization and offering costs funded by Future Standard and for the reimbursement of amounts paid or waived by FS Real Estate Advisor and Rialto under the Expense Limitation Agreement.

FS Credit Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statement

(in thousands, except share and per share amounts)

Note 12. Derivative Instrument

The Company has entered into an interest rate cap contract in order to limit its exposure against the variability of future interest rates on its variable interest rate borrowing. The Company has not designated this derivative as a hedge for accounting purposes. The Company has not entered into a master netting arrangement with its third-party counterparty and does not offset on its consolidated balance sheets the fair value amount recorded for its derivative instrument. The table below provides additional information regarding the Company's derivative instrument as of December 31, 2025.

Type of Derivative	Notional Amount	Strike	Effective Date	Maturity Date	Fair Value[1]
Interest Rate Cap	$ 124,700	2.25 %	July 9, 2025	July 9, 2026	$ 950

_____

(1)   Included in Other assets in the Company's consolidated balance sheets.

The following table details the change in fair value of the Company's derivative financial instrument:

Type of Derivative	Realized/ Unrealized Gain (Loss)	Location of Gain (Loss) Recognized in Net Income	Year Ended December 31, 2025	2024
Interest Rate Cap	Unrealized Loss	(1)	$ (2,617)	$ (3,899)

_____

(1)   Included in Net change in unrealized gain (loss) on interest rate cap in the Company's consolidated statements of operations.

Note 13. Segment Reporting

The Company generally derives its revenues from its investment portfolio of commercial real estate debt investments. Additionally, the Company may foreclose on certain of the loans it originates and operate the property as real estate owned, the performance of which is evaluated with that of its commercial real estate debt investments. The Company's investment portfolio is managed as a whole and resources are allocated and financial performance is assessed based on consolidated net income reported on the consolidated statement of operations by the Company's Chief Executive Officer and the Global Head of Real Estate of the adviser, who are collectively the Company's chief operating decision maker ("CODM"). Accordingly, the Company consists of a single operating and reportable segment.

As the Company's operations comprise of a single reporting segment, the segment assets are reflected on the accompanying consolidated balance sheets as "total assets" and the significant segment expenses are listed on the accompanying consolidated statements of operations. The accounting policies of the Company's single reportable segment are consistent with those described in Note 2 included in these consolidated financial statements.

Note 14. Subsequent Events

The following is a discussion of material events that have occurred subsequent to December 31, 2025 through the issuance of the consolidated financial statements.

On February 10, 2026, the Company, through its subsidiary, FS Rialto Sub-REIT LLC ("Sub-REIT"), and a wholly owned subsidiary of Sub-REIT, FS Rialto 2026-FL11 Issuer, LLC ("FL-11 Issuer"), completed the issuance of a collateralized loan obligation. In connection with this transaction, FL11 Issuer issued multiple classes of secured and unsecured notes pursuant to an indenture dated February 10, 2026.

FS Credit Real Estate Income Trust, Inc.

Schedule IV - Mortgage Loans on Real Estate
As of December 31, 2025
(in thousands)

Loan Type	Description	Location	Interest Payment Rates	Maximum Maturity Date[1]	Periodic Payment Terms[2]	Prior Liens	Face Amount of Loans	Carrying Amount of Loans	Principal Amount Subject to Delinquent Principal or Interest[3]
Senior loans									
Senior loans in excess of 3% of the carrying amount of total loans									
Senior loans . . .	Multifamily	Various	+3.30%	2027	I/O	$ —	$ 358,849	$ 360,142	$ —
						—	358,849	360,142	—
Senior loans less than 3% of the carrying amount of total loans									
Senior loans . . .	Multifamily	Various	+1.25% - 5.50%	2026 - 2031	I/O	—	3,859,412	3,853,812	373,843
Senior loans . . .	Hospitality	Various	+2.25% - 5.36%	2026 - 2031	I/O	—	1,038,954	1,039,723	22,500
Senior loans . . .	Office	Various	+1.90% - 7.50%	2026 - 2031	I/O	—	801,077	801,387	35,010
Senior loans . . .	Industrial	Various	+2.40% - 4.30%	2027 - 2031	I/O	—	753,306	753,190	—
Senior loans . . .	Mixed Use	Various	+2.55% - 3.75%	2026 - 2031	I/O	—	496,582	496,676	—
Senior loans . . .	Retail	Various	+3.00% - 4.61%	2026 - 2030	I/O	—	335,258	334,980	—
Senior loans . . .	Various	Santa Barbara, CA	+2.70%	2030	I/O	—	91,000	91,000	—
Senior loans . . .	Self Storage	Philadelphia, PA	+5.38%	2026	I/O	—	16,100	16,170	—
						—	7,391,689	7,386,938	431,353
Total senior loans						—	7,750,538	7,747,080	431,353
Mezzanine loans									
Mezzanine loans less than 3% of the carrying amount of total loans									
Mezzanine loan	Multifamily	Various	+5.90% - 10.50%	2026 - 2027	I/O	—	36,625	36,330	5,785
Mezzanine loan	Mixed Used	Philadelphia, PA	+6.50%	2026	I/O	—	30,670	30,680	—
Mezzanine loan	Industrial	Various	+5.20% Fixed 10.00%	2028 - 2030	I/O	—	27,517	27,517	—
Total mezzanine loans						—	94,812	94,527	5,785
Loans receivable						$ —	$ 7,845,350	7,841,607	$ 437,138
CECL reserve								(77,270)	
Loans receivable, net								$ 7,764,337	

_____

(1)   Maximum maturity assumes all extension options are exercised by the borrower.

(2)   I/O = interest only.

(3)   Represents principal balance of loans which are 90 days or more past due as to principal or interest.

The following table reconciles mortgage loans on real estate for the years ended December 31, 2025, 2024 and 2023:

FS Credit Real Estate Income Trust, Inc.

Schedule IV - Mortgage Loans on Real Estate
As of December 31, 2025
(in thousands)

		For the Year Ended December 31,				
		2025		**2024**		**2023**
Balance at beginning of period	$	7,496,474	$	7,782,219	$	7,350,315
Additions during period:						
Loan fundings[1]		2,400,194		1,403,335		1,170,567
Amortization of deferred fees and expenses on loans		21,119		12,968		6,889
Deductions during period:						
Collections of principal[1]		(1,853,203)		(1,419,698)		(736,492)
Exit and extension fees received on loans receivable		(10,510)		(6,563)		(998)
Credit loss charge off[2]		—		(3,222)		(8,062)
Transfer to investments in real estate, net[3]		(212,467)		(272,565)		—
Loans receivable		7,841,607		7,496,474		7,782,219
CECL reserve		(77,270)		(93,664)		(79,851)
Loans receivable, net	$	7,764,337	$	7,402,810	$	7,702,368

---

(1) Inclusive of $66,869 of amortized cost for a loan modification accounted for as a new loan for GAAP purposes. Effective on September 19, 2024, a new collateral secured loan with a new unrelated borrower was entered into from a previously owned risk rated 4 senior loan with a principal balance of $74,299. As a part of the new agreement, the new borrower agreed to pay the Company an amount equal to $7,430. The new loan has a risk rating of 3 as of December 31, 2024.

(2) During the years ended December 31, 2024 and 2023, the Company resolved two senior loans related to office properties in Fox Hills, CA and Santa Clara, CA, respectively, that had outstanding principal balances of $17,672 and $90,577, respectively. The Company recognized a charge-off of $3,222 and $8,062, respectively, on the discounted payoff of the loans.

(3) Refer to Note 5 "Real Estate" for further discussion.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025.

Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and preparation of our financial statements for external purposes in accordance with GAAP.

As of December 31, 2025, our management conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2025 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) or 15d-15(f)) that occurred during the three-month period ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Trading Arrangements

None of our directors or executive officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the quarter ended December 31, 2025.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance.

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed not later than April 30, 2026 with the SEC pursuant to Regulation 14A under the Exchange Act.

Item 11.   Executive Compensation.

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed not later than April 30, 2026 with the SEC pursuant to Regulation 14A under the Exchange Act.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed not later than April 30, 2026 with the SEC pursuant to Regulation 14A under the Exchange Act.

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed not later than April 30, 2026 with the SEC pursuant to Regulation 14A under the Exchange Act.

Item 14.   Principal Accounting Fees and Services.

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed not later than April 30, 2026 with the SEC pursuant to Regulation 14A under the Exchange Act.

PART IV

Item 15.   Exhibits, Financial Statement Schedules.

a. Documents Filed as Part of this Report

(1)   The following financial statements are set forth in Item 8:

	Page
Report of Independent Registered Public Accounting Firm (PCAOB Auditor ID 42)	58
Consolidated Balance Sheets as of December 31, 2025 and 2024	60
Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023	61
Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023	62
Consolidated Statements of Changes in Equity for the years ended December 31, 2025, 2024 and 2023	63
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023	65
Notes to Consolidated Financial Statements	67

(2)   The following financial statement schedule is set forth in Item 8:

	Page
Schedule IV - Mortgage Loans on Real Estate	102

(3)   See b. below.

b. Exhibits

Please note that the agreements included as exhibits to this Annual Report on Form 10-K are included to provide information regarding their terms and are not intended to provide any other factual or disclosure information about FS Credit Real Estate Income Trust, Inc. or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement that have been made solely for the benefit of the other parties to the applicable agreement and may not describe the actual state of affairs as of the date they were made or at any other time.

The following exhibits are filed as part of this Annual Report on Form 10-K or hereby incorporated by reference to exhibits previously filed with the SEC:

3.1	Second Articles of Amendment and Restatement (incorporated by reference to Exhibit 3.1 of the Registrant's Registration Statement on Form S-11, as filed by the Registrant with the SEC on September 7, 2017).
3.2	Articles of Amendment (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on August 17, 2018).
3.3	Second Articles of Amendment (incorporated by reference to Exhibit 3.3 of the Registrant's Quarterly Report on Form 10-Q, as filed by the Registrant with the SEC on August 14, 2019).
3.4	Third Articles of Amendment (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on April 28, 2022).
3.5	Bylaws (incorporated by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form S-11, as filed by the Registrant with the SEC on February 13, 2017).
4.1	Form of Subscription Agreement (incorporated by reference to Appendix A of the Registrant's Prospectus, as field by the Registrant with the SEC on December 16, 2025).
4.2	Amended and Restated Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form S-11, as field by the Registrant with the SEC on October 1, 2025).
4.3*	Description of Registrant's Securities.
10.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 of the Registrant's Registration Statement on Form S-11, as filed by the Registrant with the SEC on June 6, 2017).
10.2	Form of Restricted Share Award Certificate (incorporated by reference to Exhibit 10.4 of the Registrant's Registration Statement on Form S-11, as filed by the Registrant with the SEC on June 6, 2017).
10.3	Independent Directors Restricted Share Plan (incorporated by reference to Exhibit 10.3 of the Registrant's Registration Statement on Form S-11, as filed by the Registrant with the SEC on September 7, 2017).

10.4	Master Repurchase and Securities Contract dated as of August 30, 2017 between FS CREIT Finance WF-1 LLC and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.7 of the Registrant's Registration Statement on Form S-11, as filed by the Registrant with the SEC on September 7, 2017).
10.5	Guarantee Agreement dated as of August 30, 2017 made by FS Credit Real Estate Income Trust, Inc. in favor of Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.8 of the Registrant's Registration Statement on Form S-11, as filed by the Registrant with the SEC on September 7, 2017).
10.6	Mortgage Loan Purchase and Sale Agreement dated as of September 13, 2017 between Rialto Mortgage Finance, LLC and FS CREIT Originator LLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on September 19, 2017).
10.7	Uncommitted Master Repurchase and Securities Contract Agreement dated as of January 26, 2018 between FS CREIT Finance GS-1 LLC and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on February 1, 2018).
10.8	Guarantee Agreement dated as of January 26, 2018 made by FS Credit Real Estate Investment Trust, Inc. in favor of Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on February 1, 2018).
10.9	Amendment No. 1 to Master Repurchase and Securities Contract dated as of April 26, 2018 among FS CREIT Finance WF-1 LLC, FS Credit Real Estate Income Trust, Inc., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.3 to Registrant's Form 10-Q, as filed by the Registrant with the SEC on May 14, 2018).
10.10	Amendment No. 1 to Guarantee Agreement dated as of April 26, 2018 between FS Credit Real Estate Income Trust, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.4 to Registrant's Form 10-Q, as filed by the Registrant with the SEC on May 14, 2018).
10.11	Fifth Amended and Restated Advisory Agreement, dated November 13, 2025, by and between FS Credit Real Estate Income Trust, Inc. and FS Real Estate Advisor, LLC (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q, as filed by the Registrant with the SEC on November 13, 2025).
10.12	Amended and Restated Independent Director Compensation Policy (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on November 13, 2024).
10.13	Second Amended and Restated Expense Limitation Agreement, dated December 1, 2022, by and among FS Credit Real Estate Income Trust, Inc., FS Real Estate Advisor, LLC and Rialto Capital Management, LLC (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on December 7, 2022).
10.14	First Amendment to Uncommitted Master Repurchase and Securities Contract Agreement dated as of June 6, 2018 between FS CREIT Finance GS-1 LLC and Goldman Sachs Bank, National Association (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on June 11, 2018).
10.15	Amendment No. 2 to Master Repurchase and Securities Contract dated as of July 24, 2018 among FS CREIT Finance WF-1 LLC, FS Credit Real Estate Income Trust, Inc., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on July 30, 2018).
10.16	Amendment No. 3 to Master Repurchase and Securities Contract dated as of November 30, 2018 among FS CREIT Finance WF-1 LLC, FS Credit Real Estate Income Trust, Inc., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.18 of the Registrant's Annual Report on Form 10-K, as filed by the Registrant with the SEC on March 21, 2019).
10.17	Second Amendment to Uncommitted Master Repurchase and Securities Contract Agreement dated as of February 20, 2019 between FS CREIT Finance GS-1 LLC and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.19 of the Registrant's Annual Report on Form 10-K, as filed by the Registrant with the SEC on March 21, 2019).
10.18	Amendment No. 4 to Master Repurchase and Securities Contract dated as of August 1, 2019 among FS CREIT Finance WF-1 LLC, FS Credit Real Estate Income Trust, Inc., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on August 6, 2019).
10.19	Amendment No. 5 to Master Repurchase and Securities Contract dated as of August 29, 2019 among FS CREIT Finance WF-1 LLC, FS Credit Real Estate Income Trust, Inc., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on August 29, 2019).
10.20	Third Amendment to Uncommitted Master Repurchase and Securities Contract Agreement and First Amendment to Guarantee Agreement dated as of December 19, 2019 among FS CREIT Finance GS-1 LLC, Goldman Sachs Bank USA and FS Credit Real Estate Income Trust, Inc. (incorporated by reference to Exhibit 10.25 of the Registrant's Annual Report on Form 10-K, as filed by the Registrant with the SEC on March 27, 2020).

10.21	Fourth Amendment to Uncommitted Master Repurchase and Securities Contract Agreement and First Amendment to Fee Letter dated as of February 18, 2020 between FS CREIT Finance GS-1 LLC and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.26 of the Registrant's Annual Report on Form 10-K, as filed by the Registrant with the SEC on March 27, 2020).
10.22	Amendment No. 3 to Guarantee Agreement, dated as of August 3, 2020 between FS Credit Real Estate Income Trust, Inc. and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on August 7, 2020).
10.23	Second Amendment to Guarantee Agreement, dated as of August 3, 2020 between FS Credit Real Estate Income Trust, Inc. and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on August 7, 2020).
10.24	Amendment No. 6 to Master Repurchase and Securities Contract dated as of August 27, 2020, among FS CREIT Finance WF-1 LLC, FS Credit Real Estate Income Trust, Inc., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on September 1, 2020).
10.25	Amendment No. 2 to Guarantee Agreement dated as of August 29, 2018 between FS Credit Real Estate Income Trust, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.30 of the Registrant's Registration Statement on Form S-11, as filed by the Registrant with the SEC on February 12, 2021).
10.26	Fifth Amendment to Uncommitted Master Repurchase and Securities Contract Agreement dated as of December 11, 2020 between FS CREIT Finance GS-1 LLC and Goldman Sachs Bank, National Association (incorporated by reference to Exhibit 10.31 of the Registrant's Registration Statement on Form S-11, as filed by the Registrant with the SEC on February 12, 2021).
10.27	Sixth Amendment to Uncommitted Master Repurchase and Securities Contract Agreement dated as of January 21, 2021 between FS CREIT Finance GS-1 LLC and Goldman Sachs Bank, National Association. (incorporated by reference to Exhibit 10.34 of the Registrant's Annual Report on Form 10-K, as filed by the Registrant with the SEC on March 29, 2021).
10.28	Amendment No. 7 to Master Repurchase and Securities Contract dated as of July 30, 2021 among FS CREIT Finance WF-1 LLC, FS Credit Real Estate Income Trust, Inc., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.6 to Registrant's Form 10-Q, as filed by the Registrant with the SEC on August 16, 2021).
10.29	Amendment No. 8 to Master Repurchase and Securities Contract dated as of February 11, 2022 among FS CREIT Finance WF-1 LLC, FS Credit Real Estate Income Trust, Inc., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.36 to Registrant's Form 10-K, as filed by the Registrant with the SEC on March 30, 2022).
10.30	Seventh Amendment to Uncommitted Master Repurchase and Securities Contract Agreement dated as of April 23, 2021 between FS CREIT Finance GS-1 LLC and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.37 to Registrant's Form 10-K, as filed by the Registrant with the SEC on March 30, 2022).
10.31	Eighth Amendment to Uncommitted Master Repurchase and Securities Contract Agreement dated as of December 17, 2021 between FS CREIT Finance GS-1 LLC and Goldman Sachs Bank, National Association (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on December 23, 2021).
10.32	Ninth Amendment to Uncommitted Master Repurchase and Securities Contract Agreement dated as of January 26, 2022 between FS CREIT Finance GS-1 LLC and Goldman Sachs Bank, National Association (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on February 3, 2022).
10.33	Master Repurchase Agreement dated as of February 22, 2021 between FS CREIT Finance BB-1 LLC and Barclays Bank PLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on February 25, 2021).
10.34	Guaranty Agreement dated as of February 22, 2021 made by FS Credit Real Estate Investment Trust, Inc. in favor of Barclays Bank, PLC (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on February 25, 2021).
10.35	First Amendment to Master Repurchase Agreement dated as of May 20, 2021 between FS CREIT Finance BB-1 LLC and Barclays Bank PLC (incorporated by reference to Exhibit 10.42 to Registrant's Form 10-K, as filed by the Registrant with the SEC on March 30, 2022).
10.36	Second Amendment to Fee Letter and Second Amendment to Master Repurchase Agreement dated as of August 5, 2021 between FS CREIT Finance BB-1 LLC and Barclays Bank PLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on August 11, 2021).

10.37	Third Amendment to Master Repurchase Agreement dated as of October 7, 2021 between FS CREIT Finance BB-1 LLC and Barclays Bank PLC (incorporated by reference to Exhibit 10.44 to Registrant's Form 10-K, as filed by the Registrant with the SEC on March 30, 2022).
10.38	First Amendment to Guaranty Agreement dated as of December 17, 2021 between FS Credit Real Estate Investment Trust, Inc. and Barclays Bank PLC (incorporated by reference to Exhibit 10.45 to Registrant's Form 10-K, as filed by the Registrant with the SEC on March 30, 2022).
10.39	Fourth Amendment to Master Repurchase Agreement dated as of January 18, 2022 between FS CREIT Finance BB-1 LLC and Barclays Bank PLC (incorporated by reference to Exhibit 10.46 to Registrant's Form 10-K, as filed by the Registrant with the SEC on March 30, 2022).
10.40	Fifth Amendment to Master Repurchase Agreement dated as of February 16, 2022 between FS CREIT Finance BB-1 LLC and Barclays Bank PLC (incorporated by reference to Exhibit 10.47 to Registrant's Form 10-K, as filed by the Registrant with the SEC on March 30, 2022).
10.41	Loan and Servicing Agreement dated as of September 20, 2021 among FS CREIT Finance MM-1 LLC, FS CREIT Finance Holdings, LLC, Massachusetts Mutual Life Insurance Company and the other lenders from time to time, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on September 24, 2021).
10.42	First Amendment to Loan and Servicing Agreement dated as of February 23, 2022 among FS CREIT Finance MM-1 LLC, FS CREIT Finance Holdings LLC, Massachusetts Mutual Life Insurance Company and the other lenders from time to time, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.51 to Registrant's Form 10-K, as filed by the Registrant with the SEC on March 30, 2022).
10.43	Indenture dated as of May 5, 2021 among FS Rialto 2021-FL2 Issuer, Ltd., FS Rialto 2021-FL2 Co-Issuer, LLC, FS Credit Real Estate Income Trust, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on May 11, 2021).
10.44	Indenture dated as of November 4, 2021 among FS Rialto 2021-FL3 Issuer, Ltd., FS Rialto 2021-FL3 Co-Issuer, LLC, FS Credit Real Estate Income Trust, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on November 10, 2021).
10.45	Master Repurchase Agreement dated as of March 2, 2020 between Royal Bank of Canada and FS CREIT Investments LLC (incorporated by reference to Exhibit 10.54 to Registrant's Form 10-K, as filed by the Registrant with the SEC on March 30, 2022).
10.46	Amendment No. 4 to Guarantee Agreement dated as of July 30, 2021 between FS Credit Real Estate Income Trust, Inc. and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 10.7 to Registrant's Form 10-Q, as filed by the Registrant with the SEC on August 16, 2021).
10.47	Amendment No. 5 to Guarantee Agreement dated as of December 17, 2021 between FS Credit Real Estate Income Trust, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.56 to Registrant's Form 10-K, as filed by the Registrant with the SEC on March 30, 2022).
10.48	Third Amendment to Guarantee Agreement dated as of September 22, 2020 between FS Credit Real Estate Income Trust, Inc. and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.57 to Registrant's Form 10-K, as filed by the Registrant with the SEC on March 30, 2022).
10.49	Fourth Amendment to Guarantee Agreement dated as of December 17, 2021 between FS Credit Real Estate Income Trust, Inc. and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.58 to Registrant's Form 10-K, as filed by the Registrant with the SEC on March 30, 2022).
10.50	Second Amendment to Loan and Servicing Agreement dated as of March 4, 2022 among FS CREIT Finance MM-1 LLC, FS CREIT Finance Holdings, LLC, Massachusetts Mutual Life Insurance Company and the other lenders from time to time, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on March 7, 2022).
10.51	Amended & Restated Performance-Contingent Class I Share Right Agreement (incorporated by reference to Exhibit 10.7 of the Registrant's Quarterly Report on Form 10-Q, as filed by the Registrant with the SEC on November 14, 2022).
10.52	Amended and Restated Loan and Servicing Agreement, dated as of April 27, 2022, between FS CREIT Finance MM-1 LLC and Massachusetts Mutual Life Insurance Company (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on April 29, 2022).
10.53	Amendment No. 9 to Master Repurchase and Securities Contract dated as of May 12, 2022 among FS CREIT Finance WF-1 LLC, FS Credit Real Estate Income Trust, Inc., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.11 of the Registrant's Quarterly Report on Form 10-Q, as filed by the Registrant with the SEC on May 16, 2022).

10.54	Sixth Amendment to Master Repurchase Agreement dated as of June 7, 2022, between FS CREIT Finance BB-1 LLC and Barclays Bank PLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on June 9, 2022).
10.55	Second Amendment to Guaranty dated as of June 7, 2022, between FS Credit Real Estate Income Trust, Inc. and Barclays Bank PLC (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on June 9, 2022).
10.56	Credit Agreement, dated as of August 1, 2022 by and among FS Credit Real Estate Income Trust, Inc., Barclays, as the administrative agent, certain subsidiaries of FS CREIT, as guarantors, the lenders from time to time party thereto, Barclays and City National Bank as lead arrangers and bookrunners, City National Bank as syndication agent, and M&T Bank and Wells Fargo Bank, National Association as co-documentation agents (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on August 9, 2022).
10.57	Amendment No. 10 to Master Repurchase and Securities Contract dated as of September 30, 2022 among FS CREIT Finance WF-1 LLC, FS Credit Real Estate Income Trust, Inc., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on October 5, 2022).
10.58	Master Repurchase and Securities Contract Agreement dated as of October 13, 2022 between FS CREIT Finance MS-1 LLC, Morgan Stanley Mortgage Capital Holdings LLC and Morgan Stanley Bank, N.A. (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on October 18, 2022).
10.59	Guaranty dated as of October 13, 2022 made by FS Credit Real Estate Income Trust, Inc. in favor of Morgan Stanley Mortgage Capital Holdings LLC (incorporated by reference to Exhibit 2.2 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on October 18, 2022).
10.60	Master Repurchase Agreement and Securities Contract Agreement dated as of November 10, 2022 between FS CREIT Finance NTX-1 LLC, and Natixis, New York Branch (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on November 16, 2022).
10.61	Guaranty dated as of November 10, 2022 made by FS Credit Real Estate Income Trust, Inc. in favor of Natixis, New York Branch (incorporated by reference to Exhibit 2.2 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on November 16, 2022).
10.62	Amended and Restated Dealer Manager Agreement (incorporated by reference to Exhibit 1.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on August 17, 2018).
10.63	Class I Restricted Stock Unit Agreement, dated December 1, 2022, by and among FS Credit Real Estate Income Trust, Inc., FS Real Estate Advisor, LLC and Rialto Capital Management, LLC (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on December 7, 2022).
10.64	Form of Selected Dealer Agreement (incorporated by reference to Exhibit 1.2 of the Registrant's Registration Statement on Form S-11, as filed by the Registrant with the SEC on February 12, 2021).
10.65	Amendment No. 1 to the Amended and Restated Dealer Manager Agreement (incorporated by reference to Exhibit 1.3 of the Registrant's Registration Statement on Form S-11, as filed by the Registrant with the SEC on October 19, 2022).
10.66	Master Repurchase Agreement dated as of January 11, 2023 between FS CREIT Investments LLC, and Lucid Prime Fund LLC (incorporated by reference to Exhibit 10.79 of the Registrant's Annual Report on Form 10-K, as filed by the Registrant with the SEC on March 31, 2023).
10.67	Guaranty dated as of January 11, 2023 made by FS Credit Real Estate Income Trust, Inc. in favor of Lucid Prime Fund LLC (incorporated by reference to Exhibit 10.80 of the Registrant's Annual Report on Form 10-K, as filed by the Registrant with the SEC on March 31, 2023).
10.68	Master Repurchase Agreement dated as of March 3, 2023 between FS CREIT Finance BMO-1 LLC, and Bank of Montreal (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on March 9, 2023).
10.69	Limited Guaranty dated as of March 3, 2023 made by FS Credit Real Estate Income Trust, Inc. in favor of Bank of Montreal (incorporated by reference to Exhibit 2.2 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on March 9, 2023).
10.70	Twelfth Amendment to Uncommitted Master Repurchase and Securities Contract Agreement and Sixth Amendment to Guarantee Agreement, dated as of March 17, 2023, between FS CREIT Finance GS-1 LLC and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on March 22, 2023).
10.71	First Amendment to the Amended and Restated Loan and Servicing Agreement, dated as of January 5, 2023, between FS CREIT Finance MM-1 LLC and Massachusetts Mutual Life Insurance Company (incorporated by reference to Exhibit 10.6 of the Registrant's Quarterly Report on Form 10-Q, as filed by the Registrant with the SEC on May 15, 2023).

10.72	Eleventh Amendment to Uncommitted Master Repurchase and Securities Contract Agreement, dated as of January 26, 2023, between FS CREIT Finance GS-1 LLC and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.7 of the Registrant's Quarterly Report on Form 10-Q, as filed by the Registrant with the SEC on May 15, 2023).
10.73	Amendment No. 1 to Credit Agreement, dated as of April 26, 2023, by and among FS Credit Real Estate Income Trust, Inc., Barclays, as the administrative agent, certain subsidiaries of FS CREIT, as guarantors, the lenders from time to time party thereto, Barclays and City National Bank as lead arrangers and bookrunners, City National Bank as syndication agent, and M&T Bank and Wells Fargo Bank, National Association, as co-documentation agents (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q, as filed by the Registrant with the SEC on August 14, 2023).
10.74	Amendment No. 1 to Master Repurchase Agreement, dated as of August 3, 2023, between FS CREIT Finance BMO-1 LLC and Bank of Montreal (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q, as filed by the Registrant with the SEC on August 14, 2023).
10.75	Maturity Date and Funding Period Extension Confirmation Letter and Amendment No. 11 to Master Repurchase and Securities Contract, dated as of August 24, 2023, between FS CREIT Finance WF-1 LLC and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on August 30, 2023).
10.76	First Amendment to Guaranty, dated as of December 14, 2023, by and between Morgan Stanley Mortgage Capital Holdings LLC, Morgan Stanley Bank, N.A, and such other financial institutions from time to time party to the Master Repurchase Agreement, and FS Credit Real Estate Income Trust, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on December 20, 2023).
10.77	Amendment No. 1 to Guaranty, dated as of December 14, 2023, by and between Bank of Montreal and FS Credit Real Estate Income Trust, Inc. (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on December 20, 2023).
10.78	First Amendment to Guaranty, dated as of December 14, 2023, by and between FS Credit Real Estate Income Trust, Inc. and Natixis, New York Branch (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on December 20, 2023).
10.79	Fourth Amendment to Guaranty, dated as of December 14, 2023, by and between FS Credit Real Estate Income Trust, Inc. and Barclays Bank PLC (incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on December 20, 2023).
10.80	Amendment No. 6 to Guarantee Agreement, dated as of December 14, 2023, made by FS Credit Real Estate Income Trust, Inc. in favor of Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.5 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on December 20, 2023).
10.81	Seventh Amendment to Guarantee Agreement, dated as of December 14, 2023, by and between Goldman Sachs Bank USA and FS Credit Real Estate Income Trust, Inc. (incorporated by reference to Exhibit 10.6 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on December 20, 2023).
10.82	Seventh Amendment to Master Repurchase Agreement, dated as of December 29, 2023, between FS CREIT Finance BB-1 LLC and Barclays Bank PLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on January 5, 2024).
10.83	Amendment No. 2 to Master Repurchase Amendment, dated as of February 16, 2024, by and among Bank of Montreal, FS CREIT Finance BMO-1 LLC and FS Credit Real Estate Income Trust, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on February 23, 2024).
10.84	Second Amendment to Amended and Restated Loan and Servicing Agreement, dated as of April 23, 2024, by and among FS CREIT Finance MM-1 LLC, Massachusetts Mutual Life Insurance Company, C.M. Life Insurance Company, Barings Finance LLC and FS CREIT Finance Holdings LLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on April 29, 2024).
10.85	Amended and Restated Credit Agreement, dated as of April 24, 2024, among FS Credit Real Estate Income Trust, Inc., Barclays Bank PLC, City National Bank, the lenders party thereto, M&T Bank and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on April 29, 2024).
10.86	Maturity Date and Funding Period Extension Confirmation Letter and Amendment No. 12 to Master Purchase and Securities Contract, among Wells Fargo Bank, National Association, FS CREIT Finance WF-1 LLC, FS CREIT Finance Holdings LLC, and FS Credit Real Estate Income Trust, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on August 30, 2024).
10.87	Master Repurchase Agreement dated as of October 18, 2024 between FS CREIT Finance WF-2 LLC, and Wells Fargo, National Association (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on October 24, 2024).

10.88	Indenture dated as of October 21, 2024, by and among FS Rialto 2024-FL9 Issuer, LLC, Wilmington Trust, National Association, Computershare Trust Company, National Association and FS Credit Real Estate Income Trust, Inc. (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on October 24, 2024).
10.89	Limited Guaranty dated as of October 18, 2024 made by FS Credit Real Estate Income Trust, Inc. in favor of Wells Fargo, National Association (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on October 24, 2024).
10.90	First Amendment to Master Repurchase Agreement and Securities Contract, dated as of November 8, 2024, among FS CREIT Finance NTX-1 LLC, FS Credit Real Estate Income Trust, Inc., and Natixis, New York Branch (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q, as filed by the Registrant with the SEC on November 14, 2024).
10.91	Amendment No. 13 to Master Repurchase and Securities Contract, among FS CREIT Finance WF-1 LLC, FS Credit Real Estate Income Trust, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on November 27, 2024).
10.92	Second Amendment to Master Repurchase Agreement, dated as of January 8, 2025, between FS CREIT Finance NTX-1 LLC and Natixis (incorporated by reference to Exhibit 10.94 of the Registrant's Current Report on Form 10-K, as filed by the Registrant with the SEC on March 21, 2025.)
10.93	Thirteenth Amendment to Uncommitted Master Repurchase and Securities Contract Agreement, dated as of January 28, 2025, between FS CREIT Finance GS-1 LLC and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on January 30, 2025).
10.94	Master Repurchase Agreement dated as of February 14, 2025 between FS CREIT Finance CB-1 LLC, and Citibank, N.A.(incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on February 19, 2025).
10.95	Guaranty dated as of February 14, 2025 made by FS Credit Real Estate Income Trust, Inc. in favor of Citibank, N.A. (incorporated by reference to Exhibit 2.2 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on February 19, 2025).
10.96	Indenture dated as of February 19, 2025, by and among FS Rialto 2025-FL10 Issuer, LLC, Wilmington Trust, National Association, Computershare Trust Company, National Association and FS Credit Real Estate Income Trust, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on February 21, 2025).
10.97	Eighth Amendment to Master Repurchase Agreement, dated as of February 21, 2025, between FS CREIT Finance BB-1 LLC and Barclays Bank PLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on February 27, 2025).
10.98	Third Amendment to Master Repurchase Agreement, dated as of February 28, 2025, between FS CREIT Finance BMO-1 LLC and Bank of Montreal (incorporated by reference to Exhibit 10.100 of the Registrant's Current Report on Form 10-K, as filed by the Registrant with the SEC on March 21, 2025.)
10.99	Class I Restricted Stock Unit Award Agreement, dated March 11, 2025, by and among FS Credit Real Estate Income Trust, Inc., FS Real Estate Advisor, LLC and Rialto Capital Management, LLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on March 17, 2025).
10.100	Amendment No. 1 to the Class I Restricted Stock Unit Award Agreement, dated March 11, 2025, by and among FS Credit Real Estate Income Trust, Inc., FS Real Estate Advisor, LLC and Rialto Capital Management, LLC (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on March 17, 2025).
10.101	First Amendment to Master Repurchase and Securities Contract, dated as of March 26, 2025, between FS CREIT Finance WF-2 LLC and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on April 2, 2025).
10.102	Ninth Amendment to Master Repurchase Agreement, dated as of April 2, 2025, by and between FS CREIT Finance BB-1 LLC and Barclays Bank PLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on April 4, 2025).
10.103	Amendment No. 4 to Master Repurchase Agreement, dated as of April 17, 2025, by and among Bank of Montreal, FS CREIT Finance BMO-1 LLC and FS Credit Real Estate Income Trust, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on April 23, 2025).
10.104	Amended and Restated Uncommitted Master Repurchase and Securities Contract Agreement, dated as of April 25, 2025, by and between Goldman Sachs Bank USA and FS CREIT Finance GS-1 LLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on April 30, 2025).

10.105	Amended and Restated Guarantee Agreement, dated as of April 25, 2025, by and between Goldman Sachs Bank USA and FS Credit Real Estate Income Trust, Inc. (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on April 30, 2025).
10.106	First Amendment to Master Repurchase Agreement dated as of October 8, 2025 by and between FS CREIT Finance MS-1 LLC and Morgan Stanley N.A. (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on October 15, 2025).
10.107	Master Repurchase Agreement dated as of October 15, 2025 between FS CREIT Finance JP-1 LLC, and JP Morgan Chase Bank, National Association. (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on October 17, 2025).
10.108	Guaranty dated as of October 15, 2025 made by FS Credit Real Estate Income Trust, Inc. in favor of JP Morgan Chase Bank, National Association. (incorporated by reference to Exhibit 2.2 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on October 17, 2025).
10.109	Fourth Amendment to Amended and Restated Loan and Servicing Agreement, dated as of October 27, 2025, by and among FS CREIT Finance MM-1 LLC, Massachusetts Mutual Life Insurance Company, C.M. Life Insurance Company, Barings Direct Investments LLC, FS CREIT Finance Holdings LLC and the other parties identified therein. (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on October 31, 2025).
10.110	Guaranty Agreement, dated as of October 27, 2025, by FS Credit Real Estate Income Trust, Inc. in favor of Wells Fargo Bank, National Association, as the administrative agent, for the benefit of the Secured Parties (as defined in the Fourth Amendment to Amended and Restated Loan and Servicing Agreement). (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on October 31, 2025).
10.111	Amendment No. 2 to Master Repurchase and Securities Agreement dated as of November 11, 2025, by and between FS CREIT Finance MS-1 LLC and Morgan Stanley N.A. (incorporated by reference to Exhibit 10.7 of the Registrant's Current Report on Form 10-Q, as filed by the Registrant with the SEC on November 13, 2025).
10.112	Master Repurchase and Securities Contract Agreement dated as of November 19, 2025 between FS CREIT Finance CO-1 LLC, and Capital One, National Association (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on November 24, 2025).
10.113	Guaranty Agreement dated as of November 19, 2025 made by FS Credit Real Estate Income Trust, Inc. in favor of Capital One, National Association (incorporated by reference to Exhibit 2.2 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on November 24, 2025).
10.114	Amended and Restated Master Repurchase and Securities Contract Agreement dated as of December 9, 2025 between FS CREIT Finance MS-1 LLC, Morgan Stanley Mortgage Capital Holdings LLC, Morgan Stanley Bank N.A., and certain other financial institutions party thereto (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on December 15, 2025).
10.115	Guaranty Agreement dated as of December 9, 2025 made by FS Credit Real Estate Income Trust, Inc. in favor of Morgan Stanley Mortgage Capital Holdings LLC on behalf of Buyers (incorporated by reference to Exhibit 2.2 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on December 15, 2025).
10.116	Third Amendment to Master Repurchase Agreement and Securities Contract, dated December 29, 2025, by and among FS CREIT Finance NTX-1 LLC, FS Credit Real Estate Income Trust, Inc., and Natixis, New York Branch (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on January 5, 2026).
10.117	Indenture dated as of February 10, 2026, by and among FS Rialto 2026-FL11 Issuer, LLC, Wilmington Trust, National Association, Computershare Trust Company, National Association and FS Credit Real Estate Income Trust, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on February 12, 2026).
19.1*	Statement On the Prohibition of Insider Trading.
21.1*	Subsidiaries of the Registrant.
31.1*	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1+	Certification of Chief Executive Officer and Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Policy with Respect to Repurchase of Adviser and Sub-Adviser Class I Shares (incorporated by reference to Exhibit 99.1 of the Registrant's Registration Statement on Form S-11, as filed by the Registrant with the SEC on October 19, 2022).
101*	Interactive Data File (XBRL).

101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File

———————————

*	Filed herewith.
+	This exhibit shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that Section. Such exhibit shall not be deemed incorporated into any filing under the Securities Act or the Exchange Act.

Item 16.   Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2026

/s/ MICHAEL C. FORMAN
_____
Michael C. Forman
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 13, 2026

/s/ MICHAEL C. FORMAN
_____
Michael C. Forman
Chief Executive Officer, President and
Chairman
(Principal Executive Officer)

Date: March 13, 2026

/s/ BRIAN GOLD
_____
Brian Gold
Chief Financial Officer and Treasurer

Date: March 13, 2026

/s/ DAVID J. ADELMAN
_____
David J. Adelman
Director

Date: March 13, 2026

/s/ RYAN BOYER
_____
Ryan Boyer
Director

Date: March 13, 2026

/s/ JAMES W. BROWN
_____
James W. Brown
Director

Date: March 13, 2026

/s/ KAREN D. BUCHHOLZ
_____
Karen D. Buchholz
Director

Date: March 13, 2026

/s/ TERENCE J. CONNORS
_____
Terence J. Connors
Director

Date: March 13, 2026

/s/ JOHN A. FRY
_____
John A. Fry
Director

Date: March 13, 2026

/s/ JEFFREY KRASNOFF
_____
Jeffrey Krasnoff
Director

Date: March 13, 2026

/s/ DAVID SCHIFF
_____
David Schiff
Director

Date: March 13, 2026

/s/ WILLIAM HANKOWSKY
_____
William Hankowsky
Director

[This page is intentionally left blank]

[This page is intentionally left blank]

[This page is intentionally left blank]



Future Standard Privacy Policy

Future Standard ("we," "our" or "us") and its affiliates take measures to ensure that the use and disclosure of your private personal information is consistent with applicable law.

This Consumer Information Privacy Policy (the "Privacy Policy") explains what non-public personal information we collect, why we collect it, how we protect your non-public personal information, and how and why, in certain cases, we share such information with our affiliates or with other parties.

This Privacy Policy applies to non-public personal information collected or used in connection with our investment offerings and services to individuals for personal, family or household purposes.

This disclosure is made on behalf of Future Standard and its affiliates listed under the heading "Application of Privacy Policy to Future Standard and our affiliates" below.

Information that we collect and may disclose

We collect information from and about you in order to provide the level of service that you expect. Non-public personal information about you may include: your name, mailing address, email address, tax identification number, age, account information, investment amounts in our sponsored offerings, marital status, number of dependents, assets, debts, income, net worth, employment history, financial statements, beneficiary information, personal bank account information, credit history information, broker-dealer, financial professional, individual retirement account ("IRA") custodian, account joint owners and other similar parties, the Future Standard investments and services you purchase, your Future Standard investment balance and transactional history, and the fact that you are or have been an investor in Future Standard investments and particulars related to any such investment.

Specific examples of personal information that we may collect and may disclose to affiliates and certain third parties include:

- Information we receive from you on applications, subscription agreements or other forms. Examples include your name, mailing address and email address.

- Information about your transactions with us, our affiliates and others, such as account balances, payment history, account activity and financial statements. If you visit our website, information you submit to us on our website forms and information we collect through 'cookies.' A cookie is a small file that is created to help visitors navigate a website, and is useful to track the traffic to and at a site and to personalize the website. You may refuse the cookies but certain services on a website may not then function properly.

- If you create a login and password on our website to access your Future Standard investment, we will collect and use the login and password to verify your identity and for our internal use in maintaining your website account.

- Information obtained from others, such as credit reports from consumer credit reporting agencies.

- If you access our website, you specifically waive any claims relating to "trace and trap" software, the California Invasion of Privacy Act, California's Unfair Competition Law and any similar laws of other jurisdictions.

We also collect information via third-party analytics platforms, such as Google Analytics. These platforms place cookies on your device and provide insight into site engagement and visitor behavior. The site uses GA4 tracking cookies, including but not limited to: session ID, session number, last hit timestamp, engagement duration and start time, page view count. Additionally, the site uses Google Ads cookies to measure ad campaign performance. By default, Future Standard's instance of Google Analytics does not store users' IP addresses; however, if you accept analytics tracking through our cookie consent form, you agree to Google's collection and use of data.

You may use your browser to decline the use of cookies, but this action may affect the general functionality of the website. To learn more about opting out of Google Analytics, please visit [https://tools.google.com/dlpage/gaoptout].

Please view our cookie policy for more information.

How we use and disclose information

Future Standard, its affiliates and its third-party service providers work together to provide a variety of investments and services and may need to share some or all of the non-public personal information collected about you to maintain an efficient and effective network of offerings and services. The responsible use and disclosure of the non-public personal information we collect is crucial to our ability to provide our clients with the types of products and services they expect and may occur under a variety of different circumstances.

For example, we may:

- Use your personally identifiable information internally for the purposes of furthering our business, which may include analyzing your information, matching your information with the information of others, processing services, maintaining accounts, resolving disputes, preventing fraud and verifying your identity.

- Disclose your personally identifiable information when required by law (e.g., in connection with judicial, administrative or investigative matters).

- Use and disclose your personally identifiable information on an aggregate basis. This means that we may combine parts of your information with parts of the information from our other investors without including your name, complete telephone number, complete email address or your street address in the combination. Examples of how we use aggregate information include determining the most common ZIP Code among investors that use the website and disclosing that ZIP Code to other parties or determining and disclosing demographic information such as the average income of investors in our sponsored investments.

Sharing with our affiliates

We may share your personally identifiable information with our affiliates engaged in investment or other related financial service activities. Examples might include customer-initiated service requests, establishing and managing your investment, completing your investor transactions and sharing information with parties acting at your request and on your account, such as your broker- dealer, financial professional, joint owners and IRA custodian.

Sharing with non-affiliated service providers

We may disclose your personal information to non-affiliated service providers who perform business functions on our behalf, which may include marketing of our own sponsored investments and services, check printing and data processing. Non-affiliated third-party service providers often aid us in the efficient and effective delivery of services, and there may be circumstances in which it is necessary to disclose non-public personal information we collect to such parties. However, before we disclose non-public personal information to a non-affiliated party, we require it to agree to keep our investor information confidential and secure and to use it only as authorized by us.

Also, we will only share your non-public information with non-affiliated third parties under circumstances covered by state or federal law "opt-out" notice exceptions, such as servicing a financial product or service authorized by the customer, resolving consumer disputes and protecting against potential fraud or unauthorized transactions. Should this policy ever change in the future, you will be given adequate notice and the option to "opt-out" of such disclosure.

We may also disclose the following information to companies that perform marketing services on our behalf or to other financial institutions with whom we have joint marketing agreements:

- Information we receive from you on applications or other forms, such as your name, address, Social Security number, assets and income.

- Information about your transactions with us, our affiliates or others, such as your payment history and parties to the transactions.

- Information we receive from a consumer-reporting agency, such as your creditworthiness and credit history.

We require all joint marketers to have written contracts with us that specify appropriate use of your personal information, require them to take steps to safeguard your personal information and prohibit them from making unauthorized or unlawful use of your personal information.

Future Standard and its affiliates do not share, sell or rent your personal, private information with outside marketers who may want to offer their own products and services to you.

How we protect your information

Future Standard and its affiliates maintain a comprehensive information security program designed to ensure the security and confidentiality of customer information, protect against threats or hazards to the security of such information and prevent unauthorized access. This program includes:

- Procedures and specifications for administrative, technical and physical safeguards.

- Security procedures related to the processing, storage, retention and disposal of confidential information.

- Programs to detect, prevent and, when necessary, respond to attacks, intrusions or unauthorized access to confidential information.

- Restricting customer information access to employees who need to know that information to provide products and services to you and appointing specific employees to oversee our information security program.

Notification of changes to our Privacy Policy

If we decide to change this Privacy Policy, we will post those changes on our website. If at any point we decide to use or disclose your personally identifiable information in a manner different from that stated at the time it was collected, we will notify you in writing. We will otherwise use and disclose a user's or an investor's personally identifiable information in accordance with the privacy policy that was in effect when such information was collected.

Change in control

If Future Standard or any of its affiliates experience a "change in control" (as defined below), then we may amend our information practices as described in this Privacy Policy. We will disclose your personally identifiable information to the company or other legal entity that succeeds us (subject to the change in control or the operation of the website). The privacy policy of the succeeding legal entity will then govern the personally identifiable information that Future Standard or its affiliates collected from you under this Privacy Policy or such successor entity's privacy policy. However, if applicable law prohibits the succeeding legal entity's privacy policy from governing your personally identifiable information, then this Privacy Policy shall continue to govern. "Change in control" means any of the following events:

- A reorganization, merger, consolidation, acquisition or other restructuring involving all or substantially all of Future Standard or an affiliate's voting securities and/or assets, by operation of law or otherwise.

- Insolvency.

- A general assignment for the benefit of creditors.

- The appointment of a receiver.

- The filing of a bankruptcy or insolvency proceeding.

- The liquidation of assets.

Application of Privacy Policy to Future Standard and our affiliates

This Privacy Policy applies to Future Standard and the following affiliated Future Standard companies: FS Investment Solutions, LLC; Franklin Square Holdings, L.P. (d/b/a Future Standard); Franklin Square Holdings, G.P., LLC; any fund or other investment sponsored by Future Standard and their respective subsidiaries and investment advisers; and all other funds or entities created in the future that offer investment or services to individuals for personal, family or household purposes.

Questions about this Privacy Policy

If you have any questions about this Privacy Policy and/or our personal information practices, please email us at PrivacyPolicy@FutureStandard.com.

Future Standard

3025 JFK Boulevard

Philadelphia, PA 19104

This is neither an offer to sell nor a solicitation of an offer to buy any securities described herein. This annual report to stockholders must be read in conjunction with FS Credit REIT's periodic and other reports filed with the SEC in order to fully understand all of the implications and risks of an investment in FS Credit REIT. Neither the SEC, the Attorney General of the State of New York nor any state securities commission has approved or disapproved of any securities described herein. Any representation to the contrary is a criminal offense.

www.fscreit.com

AR25-REIT